PRESIDENT AND CEO'S MESSAGE

> *With a strong balance sheet, robust pipeline of projects and diversified portfolio of operating assets, plus the commitment and skill of our people at all of our sites and offices, we are positioned for an exciting year.*

I am extremely proud of IAMGOLD's 2018 accomplishments. We achieved our cost and production guidance, including record production at our Essakane Mine for a second consecutive year at 405,000 ounces. We maintained a strong balance sheet, finishing the year with over $1.2 billion in available liquidity. 2018 was also a year of execution for the Company, and our team did an extraordinary job at delivering on our many growth catalysts, including a 23% increase in proven and probable reserves.

In 2018, we advanced our development projects and announced positive Feasibility Studies at our Côté Gold Project in Ontario and our Boto Gold Project in Senegal. We declared 1.0 million ounces of attributable reserves at the Saramacca deposit in Suriname and received approval from the Suriname Ministry of Natural Resources to commence construction of the 18km haul road leading to the Rosebel Mine lease. At Essakane, we announced a significant increase in Reserves following the conclusion of the Heap Leach Project pre-feasibility study. Lastly, our team continued to advance our greenfield exploration projects, declaring initial resource estimates at Eastern Borosi in Nicaragua, Monster Lake in Quebec, and Gossey in Burkina Faso, located approximately 15 kilometres northwest of our Essakane Mine.

In 2019, the Company will focus on delivering shareholder value through operational improvements, advancement of engineering, and further de-risking of projects. At Essakane, we expect to complete a feasibility study in the second quarter of 2019, which will outline opportunities to optimize the carbon-in-leach ("CIL") circuit, with heap leach ore processed at the end of the mine life. First production at Saramacca is expected in the second half of 2019, and a scoping study is underway to evaluate the potential for underground mining which would significantly reduce waste rock volumes. A revised life of mine ("LOM") plan will be developed for Westwood, with an update expected in the fourth quarter 2019. Our development project work includes advancement of engineering and permitting activities at Côté and expected delivery of the mine permit at Boto. We will also continue to seek reserve and resource growth through both brownfield and greenfield exploration programs.

At IAMGOLD, we empower people for extraordinary performance. With a strong balance sheet, robust pipeline of projects and diversified portfolio of operating assets, plus the commitment and skill of our people at all of our sites and offices, we are positioned for an exciting year in 2019.

Stephen J.J. Letwin
President and Chief Executive Officer
IAMGOLD Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated February 20, 2019, should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2018 thereto, which appear elsewhere in this report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", “Outlook”, "Market Trends", “Annual Updates” and "Exploration", and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement, such as the collar entered into in conjunction with the gold sold forward in January of 2019; and the risks involved in the exploration, development and mining business. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.

For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).

IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.

2018 HIGHLIGHTS

OPERATING PERFORMANCE

•	Attributable gold production was 882,000 ounces, unchanged from the prior year. Record production of 405,000 ounces was achieved at Essakane.

•	Attributable gold sales were 872,000 ounces, up 1,000 ounces from the prior year.

•	Cost of sales[2] was $815 per ounce, up 4% from the prior year.

•	All-in sustaining costs[3] were $1,057 per ounce sold, up 5% from the prior year.

•	Total cash costs[3] were $793 per ounce produced, up 5% from the prior year.

•	Gold margin[3] was $477 per ounce, down $29 per ounce from the prior year.

•	Capital expenditures were $302.1 million, within the 2018 guidance of $305.0 million.

FINANCIAL RESULTS

•	Revenues were $1,111.0 million, up $16.1 million or 1% from the prior year.

•	Gross profit was $136.9 million, down $16.0 million or 10% from the prior year.

•	Net loss attributable to equity holders was $28.2 million, or $0.06 per share compared to net earnings of $501.6 million, or $1.08 per share in the prior year, which included reversals of impairment charges related to the Côté Gold Project and the Rosebel mine of $524.1 million.
_________________________
[1]

Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

[2]

Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

[3]

This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis. Joint Ventures include Sadiola (41%) and Yatela (40%). Yatela is in closure with nominal production.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 2

•	Adjusted net earnings attributable to equity holders[1] was $29.8 million, or $0.06 per share[1] , up $0.5 million from the the prior year.

•

Net cash from operating activities was $191.1 million, down $104.2 million from the prior year, primarily due to an increase in non-cash working capital items and non-current ore stockpiles. This increase was primarily due to higher mine supplies, build up of accounts payable and accrued liabilities in the prior year, and higher stockpiling of low grade ore.

•	Net cash from operating activities before changes in working capital[1] was $288.4 million, down $5.6 million from the prior year.

•

Cash, cash equivalents, short-term investments and restricted cash totalled $758.0 million at December 31, 2018. Cash and cash equivalents were $615.1 million, short-term investments, primarily in money market funds, were $119.0 million and restricted cash was $23.9 million.

STRATEGIC DEVELOPMENTS

Reserves and Resources

•	Total attributable proven and probable gold reserves increased by 23% to 17.9 million ounces from the prior year.

•

The Company reported a 51% increase in reserves at Rosebel largely driven by the declaration of reserves at the Saramacca Project. Highlights included an increase in average annual attributable gold production of 11% to 295,000 ounces from 2020 to 2032, when Saramacca will be in or close to full production and an extension in the life of mine by five years compared with the previously disclosed mine plan.

•

The Company reported a 39% increase in reserves before depletion at Essakane based on positive results from a pre-feasibility study ("PFS") incorporating a heap leach based extraction scenario in combination with the existing Essakane operation. After announcing positive results from the PFS, the Company commenced a feasibility study during the second quarter 2018.

•

The Company announced an initial resource estimate for the Gossey satellite prospect at Essakane comprising 10.5 million tonnes of indicated resources grading 0.87 g/t Au for 291,000 ounces and 2.9 million tonnes of inferred resources grading 0.91 g/t Au for 85,000 ounces.

Development and Operations

•

The Company announced positive results from a feasibility study for the Côté Gold Project in Canada, which demonstrated significant economic and operational improvements compared with the previously filed pre-feasibility study, including an attractive extended reserves scenario. Highlights included proven and probable reserves of 7.3 million ounces, measured and indicated resources, including reserves, of approximately 10.0 million ounces, and inferred resources of 2.4 million ounces, on a 100% basis. The Extended Mine Plan would increase the after-tax net present value from the Base Case Mine Plan by an additional $110 million to $905 million, at a 5% discount rate. The after-tax internal rate of return would increase to 15.4%, with the same 4.4 year payback period. The Project would have a mine life of 18 years, with average annual production increasing to 372,000 ounces (Years 1-15: averaging 407,000 ounces annually). The life-of-mine average total cash costs would be $606 per ounce produced and all-in sustaining costs would be $703 per ounce sold.

•

On January 28, 2019, the Company announced that it had deferred a decision to proceed with the construction of the Côté Gold Project in Canada. Although the Project has been substantially de-risked from both a technical and financial perspective, the Company has decided to wait for improved and sustainable market conditions prior to making a decision to proceed with construction.

•

The Company announced positive results from a feasibility study for the Boto Gold Project in Senegal, which demonstrated significant economic and operational improvements compared with the previously filed pre-feasibility study. Highlights included an increase in reserves by 0.5 million ounces to 1.9 million ounces, on a 100% basis, a mine life of 12.8 years with average annual production of 140,000 ounces, life-of-mine average total cash costs of $714 per ounce produced and all-in sustaining costs of $753 per ounce sold. Net present value increased by 151% to $261 million at a 6% discount rate, with an after-tax internal rate of return of 23% and a 3.4 year payback period.

•	The Company received notice of approval of its Environmental and Social Impact Assessment from the Government of Senegal for the Boto Gold Project.

•

The Company received approval from the Suriname Ministry of Natural Resources to commence construction on the 18 kilometre long section of the main Saramacca haul road outside of the Rosebel Mineral Lease.

•

The Company announced the completion of the 15 megawatt-peak solar power plant at its Essakane mine in Burkina Faso, which was expected to save approximately 6 million litres of fuel per year and reduce carbon dioxide emissions by 18,500 tonnes annually. For the period ending December 31, 2018, the expected savings were on track with Essakane saving approximately 3.9 million litres of fuel and reducing carbon dioxide emissions by approximately 12,000 tonnes in the seven months of service, which commenced June 2018.

Financial

•

The Company entered into an agreement with a syndicate of lenders to amend the existing credit facility from $250 million to $500 million, with an option to increase commitments by $100 million, to provide additional financial flexibility.

•	Moody's Investors Service upgraded the Company's long-term corporate credit rating to Ba3 from B1 with a stable outlook.

______________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 3

•

The Company received a $95 million final cash payment from Sumitomo Metal Mining Co., Ltd, in conjunction with the release of the NI 43-101, pursuant to the sale of a 30% interest in the Côté Gold Project in the second quarter 2017.

Subsequent to Year End

•

The Company, together with AngloGold Ashanti Limited, entered into an agreement with the Government of Mali for the sale of the joint venture partners’ combined 80% indirect interest in the Yatela mine for $1. The sale is subject to the fulfillment of certain conditions and a one-time payment of estimated rehabilitation, closure and social program costs.

•

The Company entered into a forward gold sale arrangement ("Arrangement") with a syndicate of banks to receive a cash prepayment of $170 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022 to provide additional financial flexibility as it executes its growth strategy. The cost of the Arrangement is 5.38% per annum.

•

The Company reported a 57% increase in resources at the Diakha-Siribaya Gold Project in Mali based on an updated resource estimate as at December 31, 2018, comprising 18.0 million tonnes of indicated resources grading 1.28 g/t Au for 744,000 ounces and 23.2 million tonnes of inferred resources grading 1.58 g/t Au for 1.2 million ounces.

•	The Company received notice of approval of its Environmental and Social Impact Assessment from the Government of Suriname for the Saramacca Project.

•	The carbon-in-column plant at Rosebel, designed to improve recoveries, was commissioned and fully operational.

•	The oxygen plant at Essakane, designed to improve recoveries, was commissioned and fully operational.

UPCOMING GROWTH CATALYSTS

•

Due to encouraging drill results, the feasibility study at Essakane was refocused on optimizing the performance of the carbon- in-leach ("CIL") mill. The heap leach facility is expected to be constructed at the end of the CIL operations. This is a lower capital cost strategy and is expected to provide superior economic returns.

•	At Rosebel, a scoping study is underway to evaluate the underground mining potential of Saramacca, which could result in significantly lower waste volumes, thereby reducing costs.

•	Production at Saramacca is expected to begin in the second half of 2019.

•	The application for the mining concession for the Boto Gold Project is expected to be approved by the Government of Senegal in the second half of 2019.

•	The Company is developing a revised life of mine plan for Westwood and expects to provide an update in Q4 2019.

•	The Company is continuing to advance exploration activities along the Saramacca-Brokolonko trend in Suriname to confirm the presence of mineralization and evaluate the resource potential.

2018 SUMMARY

FINANCIAL

•

Revenues for 2018 were $1,111.0 million, up $16.1 million or 1% from the prior year. The increase was primarily due to higher sales volume at Essakane ($13.1 million) and a higher realized gold price ($7.8 million), partially offset by lower sales volume at Rosebel ($2.2 million) and Westwood ($1.2 million). Revenues for the fourth quarter 2018 were $274.3 million, down $16.8 million or 6% from the same prior year period. The decrease was primarily due to lower sales volume at Westwood ($12.1 million) and Essakane ($12.1 million), and a lower realized gold price ($9.7 million), partially offset by higher sales volume at Rosebel ($17.4 million).

•

Cost of sales for 2018 was $974.1 million, up $32.1 million or 3% from the prior year. The increase was due to higher operating costs ($29.9 million) and higher royalties ($2.2 million). Operating costs were higher primarily due to higher energy costs, increased maintenance costs at Essakane and Rosebel, increased contractor costs resulting from higher mine production at Essakane, and a weaker U.S. dollar relative to the euro, partially offset by higher capitalized stripping at Essakane. Cost of sales for the fourth quarter 2018 was $250.3 million, consistent with the same prior year period. Higher operating costs ($4.2 million) and higher royalties ($0.1 million) were offset by lower depreciation expense ($4.0 million). Operating costs were higher primarily due to higher energy costs, increased preventative maintenance at Essakane and Rosebel, and increased contractor costs resulting from higher mine production at Essakane, partially offset by a stronger U.S. dollar relative to the euro and the Canadian dollar.

•

Depreciation expense for 2018 was $265.4 million, unchanged from the prior year as the impact of reserve increases at Essakane and Rosebel was offset by higher depreciation of capitalized stripping at Rosebel. Depreciation expense for the fourth quarter 2018 was $64.2 million, down $4.0 million or 6% from the same prior year period. The decrease was primarily due to an increase in reserves at Essakane and Rosebel.

•

Income tax expense for 2018 was $38.0 million, down $59.6 million from the prior year. Income tax expense for 2018 comprised current income tax expense of $45.1 million (2017 - $59.7 million) and deferred income tax recovery of $7.1 million (2017 - expense of $37.9 million). The decrease in income tax expense was primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 4

•

Net loss attributable to equity holders for 2018 was $28.2 million, or $0.06 per share compared to net earnings of $501.6 million, or $1.08 per share in the prior year. The decrease was primarily due to reversals of impairment charges related to the Côté Gold Project and the Rosebel mine in the prior year ($524.1 million), lower interest income, derivatives and other investment gains ($22.7 million), higher foreign exchange losses ($20.9 million), and lower gross profit ($16.0 million), partially offset by lower income taxes ($59.6 million). Net loss attributable to equity holders for the fourth quarter 2018 was $34.8 million, or $0.07 per share, up $17.1 million or $0.03 per share from the same prior year period. The increase was primarily due to lower gross profit ($17.1 million), higher finance costs ($3.9 million), higher exploration expenses ($2.6 million), higher foreign exchange losses ($2.6 million) and higher other expenses ($2.2 million), partially offset by lower income taxes ($12.0 million).

•

Adjusted net earnings attributable to equity holders[1] for 2018 was $29.8 million, or $0.06 per share[1] , up $0.5 million from the prior year. Adjusted net loss attributable to equity holders[1] for the fourth quarter 2018 was $16.1 million, or $0.03 per share[1] , up $2.3 million from the same prior year period.

•

Net cash from operating activities for 2018 was $191.1 million, down $104.2 million from the prior year. The decrease was primarily due to changes in movements in non-cash working capital items and non-current ore stockpiles ($98.6 million) and lower earnings after non-cash adjustments ($26.3 million), partially offset by lower income taxes paid ($11.1 million) and higher net settlement of derivatives ($9.5 million). The change in movements in non-cash working capital items and non-current ore stockpiles ($98.6 million) was primarily due to higher mine supplies ($45.5 million), build up of accounts payable and accrued liabilities in the prior year ($22.0 million), higher stockpiling of low grade ore ($17.6 million) and increased value added tax recoverable at Essakane ($9.5 million). The increase in mine supplies at Rosebel and Essakane resulted from initiatives to optimize inventory levels, increase equipment availability and lower maintenance costs, including a strategic decision to re- manufacture parts in-house as opposed to outsourcing. The benefit of these mine supplies initiatives are at the early stages of being realized. Ore stockpiles were higher as a result of planned increases in ore production at Rosebel and Essakane, and a build up of heap leach ore stockpiles at Essakane. Net cash from operating activities for the fourth quarter 2018 was $23.1 million, down $42.1 million from the same prior year period.

•

Net cash from operating activities before changes in working capital[1] for 2018 was $288.4 million, down $5.6 million from the prior year. Net cash from operating activities before changes in working capital[1] for the fourth quarter 2018 was $55.7 million, down $12.5 million from the same prior year period.

•

Cash, cash equivalents, short-term investments primarily in money market funds and restricted cash were $758.0 million at December 31, 2018, down $57.8 million from December 31, 2017. The decrease was primarily due to spending on property, plant and equipment ($257.2 million) and exploration and evaluation assets including the acquisition of Saramacca exploration and evaluation assets ($50.7 million), and interest paid ($28.4 million), partially offset by cash generated from operating activities ($191.1 million) and proceeds received from Sumitomo Metal Mining Co., Ltd, pursuant to the sale of a 30% interest in the Côté Gold Project in the second quarter 2017 ($95.0 million).

OPERATIONS

•

The DART rate[2] , representing the frequency of all types of serious injuries across all sites and functional areas for 2018 was 0.66, above the Company's target of 0.50. Zero Harm remains the Company's number one priority. The Company is implementing several initiatives, including a behaviour-based safety program, to ensure a safer work environment.

•

Attributable gold production, inclusive of joint venture operations, was 882,000 ounces for 2018, unchanged from the prior year as record production from Essakane (16,000 ounces) and the continued development at Westwood (4,000 ounces) were offset by lower production at Rosebel (15,000 ounces) and the Joint Ventures (5,000 ounces). Attributable gold production, inclusive of joint venture operations, was 231,000 ounces for the fourth quarter 2018, up 3,000 ounces from the same prior year period. The increase was primarily due to higher head grades net of lower throughput at Rosebel (6,000 ounces) and Essakane (1,000 ounces), partially offset by lower head grades at the Joint Ventures (3,000 ounces) and Westwood (1,000 ounces).

•

Attributable gold sales, inclusive of joint venture operations, were 872,000 ounces for 2018, up 1,000 ounces from the prior year. The increase was due to higher sales at Essakane (9,000 ounces), partially offset by lower sales at the Joint Ventures (5,000 ounces), Rosebel (2,000 ounces) and Westwood (1,000 ounces). Attributable gold sales, inclusive of joint venture operations, were 220,000 ounces for the fourth quarter 2018, down 10,000 ounces from the same prior year period. The decrease was due to lower sales at Westwood (10,000 ounces), Essakane (9,000 ounces) and the Joint Ventures (4,000 ounces), partially offset by higher sales at Rosebel (13,000 ounces).

•

Cost of sales[3] per ounce for the fourth quarter and year ended 2018 of $843 and $815, respectively, were up 5% and 4% from the same prior year periods. These increases were primarily due to higher energy costs and normal inflationary pressures.

•

Total cash costs[1] per ounce produced for the fourth quarter and year ended 2018 of $797 and $793, respectively, were up 6% and 5% from the same prior year periods due to the factors noted above. Included in total cash costs[1] for the fourth quarter and year ended 2018 were realized derivative gains from hedging programs of $6 and $11 per ounce produced, respectively (2017 - $7 and $3).

_____________________________
1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.
3

Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 5

•

All-in sustaining costs[1] per ounce sold for fourth quarter and year ended 2018 of $1,123 and $1,057, respectively, were both up 5% from the same prior year periods. These increases were primarily due to higher cost of sales[2] per ounce and higher sustaining capital expenditures. Included in all-in sustaining costs[1] for the fourth quarter and year ended 2018 were realized derivative gains from hedging programs of $6 and $12 per ounce sold, respectively (2017 - $9 and $4).

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Position ($ millions)	December 31, 2018	December 31, 2017
Cash and cash equivalents	$615.1	$664.1
Short-term investments	$119.0	$127.2
Restricted cash	$23.9	$24.5
Total assets	$3,961.0	$3,966.9
Long-term debt	$398.5	$391.6
Available credit facility	$499.6	$248.7

	Three months ended		Years ended
	December 31,		December 31,
Financial Results ($ millions, except where noted)	2018	2017	2018	2017
Revenues	$274.3	$291.1	$1,111.0	$1,094.9
Cost of sales	$250.3	$250.0	$974.1	$942.0
Gross profit	$24.0	$41.1	$136.9	$152.9
Net earnings (loss) attributable to equity holders of IAMGOLD	$(34.8)	$(17.7)	$(28.2)	$501.6
Net earnings (loss) attributable to equity holders ($/share)	$(0.07)	$(0.04)	$(0.06)	$1.08
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD[1]	$(16.1)	$(13.8)	$29.8	$29.3
Adjusted net earnings (loss) attributable to equity holders ($/share)[1]	$(0.03)	$(0.03)	$0.06	$0.06
Net cash from operating activities	$23.1	$65.2	$191.1	$295.3
Net cash from operating activities before changes in working capital[1]	$55.7	$68.2	$288.4	$294.0
Key Operating Statistics
Gold sales – attributable (000s oz)	220	230	872	871
Gold production – attributable (000s oz)	231	228	882	882
Average realized gold price[1] ($/oz)	$1,233	$1,277	$1,270	$1,261
Cost of sales[2] ($/oz)	$843	$802	$815	$783
Total cash costs[1] ($/oz)	$797	$751	$793	$755
All-in sustaining costs[1] ($/oz)	$1,123	$1,071	$1,057	$1,003
Gold margin[1] ($/oz)	$436	$526	$477	$506

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
[2]

Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

________________________
[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
[2]

Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 6

RESERVES AND RESOURCES

At December 31, 2018, compared with the prior year, there was no change in the $1,200 per ounce gold price assumption for estimating mineral reserves at the Company’s owned and operated mines. There was also no change in the gold price assumption for estimating mineral resources at Essakane and Rosebel ($1,500 per ounce) or at Westwood ($1,200 per ounce).

IAMGOLD's Share	2018	2017
Gold (000s attributable oz contained)
Total proven and probable mineral reserves	17,864	14,514
Total measured and indicated mineral resources[1,2]	27,850	24,723
Total inferred resources	8,668	8,793

[1]	Measured and indicated gold resources are inclusive of proven and probable reserves.
[2]

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations, but are deemed to have a reasonable prospect of economic extraction.

Assumptions used to determine reserves and resources are as follows:

	2018	2017
Weighted average gold price used for attributable:
Gold reserves ($/oz)	1,200[1]	1,200[2]
Gold measured and indicated resources ($/oz)	1,474[3,4]	1,471[5]
Foreign exchange rate (U.S.$ / Canadian $)	1.25	1.25

[1]	Mineral reserves have been estimated at December 31, 2018 using a gold price of $1,200 per ounce for Essakane, Rosebel, Westwood, Sadiola, Côté Gold Project, Boto Gold Project and Saramacca Project.
[2]	Mineral reserves have been estimated at December 31, 2017 using a gold price of $1,200 per ounce for Essakane, Rosebel, Westwood, Sadiola, Côté Gold Project and Boto Gold Project.
[3]

Mineral resources have been estimated at December 31, 2018, using a gold price of $1,500 per ounce for the Côté Gold Project, Boto Gold Project, Saramacca Project, Diakha-Siribaya Gold Project, Pitangui Project, Gossey deposit, Monster Lake Project, Essakane, and Rosebel, $1,400 per ounce for Sadiola and $1,200 per ounce using a 5.5 g/t Au cut-off over a minimum width of 2.4 metres for Westwood.

[4]

Eastern Borosi mineral resources are disclosed as gold equivalent ("AuEq") ounces calculated using the formula: AuEq (g/t) = Au (g/t) + Ag (g/t) / 101.8; and have been estimated at December 31, 2018 using a gold price of $1,500 per ounce and a silver price of $23 per ounce, in accordance with National Instrument 43-101. Underground resources are estimated using a 2.0 g/t Au cut-off over a minimum width of 2.4 metres and open pit resources are estimated using a 0.42 g/t Au cut-off over a minimum width of 3.0 metres.

[5]

Mineral resources have been estimated at December 31, 2017, using a gold price of $1,500 per ounce for the Côté Gold Project, Boto Gold Project, Saramacca Project, Diakha-Siribaya Gold Project, Pitangui Project, Essakane, and Rosebel, $1,400 per ounce for Sadiola and $1,200 per ounce using a 6.0 g/t Au cut-off over a minimum width of 2 metres for Westwood.

Total attributable proven and probable gold reserves increased by 3.4 million ounces or 23% in 2018 to 17.9 million ounces from the end of 2017. The addition of 3.4 million ounces was primarily due to the previously announced conversion of resources to reserves at the Saramacca Project, Côté Gold Project and Boto Gold Project, coupled with the previously announced reserves increase at Essakane. These increases were partially offset by depletion during the year given the Company's attributable gold production of 882,000 ounces. Significant factors that contributed to the revised reserves estimate included:

•	The declaration of initial reserves for the Saramacca Project (1.0 million attributable ounces),
•	Positive results from the pre-feasibility study incorporating heap leach processing methods in addition to the existing CIL process at Essakane (0.9 million attributable ounces),
•	Positive results from the feasibility study for the Côté Gold Project (0.9 million attributable ounces),
•	Positive results from the feasibility study for the Boto Gold Project (0.3 million attributable ounces), and
•	At Rosebel, the net addition of 0.3 million ounces was primarily the result of upgrading resources at the Koolhoven deposit.

Total attributable measured and indicated gold resources (including reserves) increased by 3.1 million ounces or 13% to 27.9 million ounces from the end of 2017. Significant factors that contributed to the revised resources estimate included:

•

At the Côté Gold Project, measured and indicated resources increased by 1.3 million ounces as the 2018 infill drilling as part of the feasibility study resulted in a conversion from inferred to measured and indicated resources,

•	At Essakane, indicated resources increased by 0.9 million ounces, due to positive results from the heap leach pre-feasibility study.
•	At the Diakha-Siribaya Gold Project, indicated resources increased by 0.5 million ounces as the 2018 delineation and valuation drilling resulted in a conversion from inferred to indicated resources,
•	At the Saramacca Project, indicated resources increased by 0.5 million ounces as the 2018 infill drilling resulted in a conversion from inferred to indicated resources,
•	At the Gossey deposit, an initial resource estimate was announced for indicated resources of 0.3 million ounces,
•

At the Boto Gold Project, indicated resources increased by 0.3 million ounces as the 2018 infill drilling resulted in a conversion from inferred to indicated resources to support the feasibility study, and

•	At Rosebel, measured and indicated resources decreased by 0.7 million ounces as a result of revised deposit models and the impact of changes in the cost models.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 7

OUTLOOK

IAMGOLD Full Year Attributable Guidance[1]	2019
Essakane (000s oz)	375 - 390
Rosebel (000s oz)	315 - 330
Westwood (000s oz)	100 - 120
Total owner-operated production (000s oz)	790 - 840
Sadiola Joint Venture (000s oz)	20 - 30
Total attributable production (000s oz)	810 - 870
Cost of sales[2] ($/oz)	$790 - $840
Total cash costs[3] - owner-operator ($/oz)	$765 - $815
Total cash costs[3,4] ($/oz)	$765 - $815
All-in sustaining costs[3] - owner-operator ($/oz)	$1,030 - $1,080
All-in sustaining costs[3,4] ($/oz)	$1,030 - $1,080

[1]

The outlook is based on 2019 full year assumptions with an average realized gold price of $1,225 per ounce, U.S.$ / Canadian $ exchange rate of 1.30, € / U.S.$ exchange rate of 1.15 and average crude oil price of $62 per barrel.

[2]

Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) and does not include the Sadiola Joint Venture which is accounted for on an equity basis.

[3]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
[4]	Consists of Essakane, Rosebel, Westwood and the Sadiola Joint Venture on an attributable basis.

GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company expects 2019 attributable gold production to be in the range of 810,000 to 870,000 ounces. At Essakane, production is expected to be between 375,000 and 390,000 ounces, a reduction from 2018 levels due to lower availability of high grade zones, which is expected to be partially offset by higher recoveries resulting from the positive impact of the newly commissioned oxygen plant. At Rosebel, production is expected to be between 315,000 and 330,000 ounces, an increase over 2018 production resulting from higher grades, the inclusion of Saramacca ore in the mill feed in the second half of the year, and higher recoveries. At Westwood, production is expected to be between 100,000 and 120,000 ounces as mining and development activities continue to progress, while respecting safety protocols in place for mining in areas where seismicity is present. As oxide ore stockpiles at Sadiola are expected to be depleted by mid-year 2019, production is expected to decrease to between 20,000 and 30,000 ounces.

The Company expects cost of sales on an attributable ounce sold basis to be within the range of $790 to $840. The Company’s guidance on total cash costs1 and all-in sustaining costs1 for 2019 is expected to be within the range of $765 to $815 per ounce produced and $1,030 to $1,080 per ounce sold, respectively.

In 2019, the Company is expecting to commence production from the Saramacca deposit, undertake mill improvements at Essakane, and continue to de-risk the Côté Gold Project. The guidance also considers the impact of the Company’s assumptions related to oil prices and foreign exchange as outlined in the Market Trends section.

ESSAKANE

The Company expects attributable production at Essakane in 2019 to be in the range of 375,000 to 390,000 ounces. Essakane will continue to optimize production, lower unit costs and increase mine and mill efficiencies at higher proportions of hard rock through multiple optimization initiatives.

Essakane is targeting higher fleet availability through a planned maintenance initiative designed to support an increase in mining volumes coupled with lower overall maintenance costs. Essakane is pursuing a mill upgrade plan with a series of improvements designed to expand mill capacity by increasing crusher throughput and optimizing liner configurations. Supported by the commissioning of the oxygen plant, Essakane is expected to improve recoveries through enhanced gold extraction with lower cyanide consumption while also reducing the negative impacts experienced when processing graphitic ore.

These initiatives are designed to deliver on the 2019 production and cost targets, and position Essakane to realize upside potential by expanding production and pursuing additional resources at satellite deposits with the potential to add to the mine life. A feasibility study is expected to be completed in the second quarter 2019 outlining opportunities to further optimize the carbon-in-leach circuit in addition to the future potential of heap leaching at Essakane.

ROSEBEL

The Company expects attributable production at Rosebel in 2019 to be in the range of 315,000 to 330,000 ounces. Rosebel will continue to undertake strategic pit pushbacks on the Rosebel concession unlocking higher grade ore zones, while pursuing mill improvements to increase recoveries including the addition of a carbon-in-column plant at the tailings management facility and revisions to the SAG mill liner. While mill throughput in 2019 is expected to be at levels consistent with 2018, head grades are expected to improve benefiting from the commencement of ore deliveries from the Saramacca deposit in the second half of the year.

______________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 8

Construction will continue on the 18 kilometre haul road linking the Saramacca deposit to the Rosebel mill, with targeted completion by mid-2019. Infrastructure construction is expected to commence in the second quarter 2019. Rosebel is also conducting a scoping study to evaluate the underground mining potential for Saramacca which could result in significantly lower waste volumes, thereby reducing costs. Saprolite mining in initial years is expected to continue as planned with future potential for underground mining once hard rock is reached.

WESTWOOD

The Company expects production at Westwood in 2019 to be in the range of 100,000 to 120,000 ounces as mining and development activities continue to progress. In maintaining safety protocols, Westwood is expecting to commission additional equipment in 2019 capable of operating remotely in areas with challenging ground conditions. Production is expected primarily from two of the six planned mining blocks, with production expected to commence midyear from block three, which is deeper in the mine.

With a strategic focus to progress development activities in the production and expansion blocks, the Company is expected to deliver its 2019 production and cost targets while providing achievable guidance for progression to full production.

DEPRECIATION EXPENSE

Depreciation expense in 2019 is expected to be in the range of $260 million to $270 million.

INCOME TAXES

The Company expects to pay cash taxes in the range of $45 million to $60 million in 2019 based on a gold price assumption of $1,225 per ounce. The Company is subject to income tax in several jurisdictions, at various tax rates. However, the consolidated effective tax rate for the Company is subject to significant fluctuations period over period due to: expenditures and revenues recognized only for financial accounting purposes or only for income tax purposes; income tax unrelated to the income or loss before taxes for the current period, such as withholding taxes, and adjustments for deferred tax purposes that are not directly related to the income or loss before taxes for the current period, such as foreign exchange rate changes. In addition, adjustments to deferred tax assets and/or liabilities may be recorded during the year.

CAPITAL EXPENDITURES OUTLOOK

	Capitalized	Other	Non-sustaining
	Stripping	Sustaining	(Development/	Total
($ millions)	(Sustaining)		Expansion)
Owner-operator
Essakane	$40	$35	$50	$125
Rosebel	30	40	75	145
Westwood	—	15	30	45
	70	90	155	315
Corporate and development projects[1]	—	—	40	40
Total[2,3] (±5%)	$70	$90	$195	$355

[1]	Includes estimated attributable capital expenditures for the Côté Gold Project (70%) for the first six months of 2019.
[2]	Includes $16 million of capitalized exploration and evaluation expenditures. Refer to the Exploration section of this MD&A.
[3]	Excludes capitalized borrowing costs and $10 million of principal lease payments.

Capital expenditures of $355 million ± 5% reflects an increase over 2018 as the Company will advance growth projects as outlined in the non-sustaining capital section below. Sustaining capital is expected to remain at a level similar to 2018.

Sustaining

Sustaining capital guidance of $160 million is expected to be similar to 2018. Total capitalized stripping of $70 million is expected to increase relative to 2018, with an increase at Rosebel as strategic pit pushbacks unlock higher grade ore zones within the concession, which is partially offset by a decrease in stripping volumes at Essakane.

Non-sustaining (Development/Expansion)

Non-sustaining capital guidance of $195 million reflects $75 million at Rosebel towards the development of Saramacca with first production expected in the second half of 2019, $50 million at Essakane which includes $25 million for the tailings liners, dams and tailings thickening plant as well as $15 million for a planned mill upgrade, and $30 million at Westwood primarily for expansion/ development. The Company has deferred a decision to proceed with the construction of the Côté Gold Project pending improved and sustainable market conditions. Although the Project has been substantially de-risked with the completion of the feasibility study in late 2018, the plan for the first half of 2019 is focused on further de-risking the Project, with the associated estimated capital expenditures expected to partially offset the overall construction cost of the Project. Non-sustaining capital guidance includes an estimated $34 million for the first half of 2019 to further de-risk the Project by advancing detailed engineering design, permitting, and diamond drilling on the ore body to advance geological definition. Additional non-sustaining capital guidance for the Côté Gold Project will be provided as the year progresses.

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

The market price of gold closed at $1,279 per ounce at the end of 2018. This represented a slight depreciation of approximately 1% since the beginning of the year. During 2018, the gold price was volatile as it traded in a range between $1,160 and $1,366.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 9

Continued uncertainty over global economic growth, geopolitical tensions and inflationary pressures contributed to the gold price volatility. The price of gold is the main driver of the Company’s profitability.

	Years ended
	December 31,
	2018	2017
Average market gold price ($/oz)	$1,268	$1,257
Average realized gold price[1] ($/oz)	$1,270	$1,261
Closing market gold price ($/oz)	$1,279	$1,291

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

CURRENCY AND OIL PRICE

The U.S. dollar is the Company’s functional currency. The Company's revenues are denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar, the euro and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.

The Canadian dollar depreciated approximately 8% against the U.S. dollar in 2018. High expectations of aggressive U.S. Federal Reserve interest rate hikes at the beginning of the year contributed to the depreciation of the Canadian dollar. In 2018, the U.S. Federal Reserve finished the year with four interest rate hikes compared to three interest rate hikes by the Bank of Canada. Ongoing geopolitical tensions and global trade frictions were also contributing factors for the Canadian dollar decline.

The euro depreciated approximately 5% against the U.S. dollar in 2018 amid market uncertainty over the United Kingdom’s withdrawal from the European Union in 2019.

The Company is forecasting foreign exchange cash flows of approximately C$450 million and €260 million for 2019. These exposures relate to operational and capital expenditures in Canada and West Africa, respectively. The Company’s hedging strategy is designed to mitigate the risk of exposure to exchange rate volatility of these currencies. Refer to Financial condition - Market risk section for more information.

The price of Brent declined approximately 25%, while West Texas Intermediate (WTI) declined approximately 19% in 2018. Concerns that trade tensions would slow global economic growth contributed to the sharp sell-off in oil.

The Company expects its fuel consumption for 2019 to be the equivalent of approximately 1.3 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is designed to mitigate the risk of exposure to price volatility of oil. Refer to Financial condition - Market risk section for more information.

	Years ended
	December 31,
	2018	2017
Average rates
U.S.$ / Canadian $	1.2961	1.2982
€ / U.S.$	1.1809	1.1303
Closing rates
U.S.$ / Canadian $	1.3644	1.2520
€ / U.S.$	1.1456	1.2021
Average Brent price ($/barrel)	$72	$55
Closing Brent price ($/barrel)	$54	$67
Average WTI price ($/barrel)	$65	$51
Closing WTI price ($/barrel)	$45	$60

SENSITIVITY IMPACT

The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming expected 2019 production levels:

		Annualized impact on	Annualized impact on	Annualized impact on
	Change of	Cost of Sales[1] $/oz	Total Cash Costs[2] $/oz	All-in Sustaining
				Costs[2] $/oz
Gold price[3]	$100/oz	$5/oz	$5/oz	$5/oz
Oil price	$10/barrel	$13/oz	$13/oz	$15/oz
U.S.$ / Canadian $	$0.10	$12/oz	$12/oz	$17/oz
€ / U.S.$	$0.10	$11/oz	$11/oz	$16/oz

[1]

Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.

[2]

This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

[3]	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 10

ANNUAL UPDATES

OPERATIONS

The table below presents gold production attributable to the Company, cost of sales1 per ounce, total cash costs2 per ounce produced and all-in sustaining costs2 per ounce sold.

	Gold Production		Cost of Sales[1]		Total Cash Costs[2]		All-in Sustaining
	(000s oz)		($ per ounce)		($ per ounce		Costs[2]
					produced)		($ per ounce sold)
Three months ended December 31,	2018	2017	2018	2017	2018	2017	2018	2017
Owner-operator
Essakane (90%)	103	102	$763	$792	$723	$715	$1,114	$990
Rosebel (95%)	85	79	856	766	774	700	981	1,018
Westwood (100%)[3]	28	29	1,086	909	1,102	928	1,334	1,017
Owner-operator[4]	216	210	$843	$802	$792	$739	$1,141	$1,068
Joint Ventures	15	18			858	882	862	1,114
Total operations	231	228			$797	$751	$1,123	$1,071
Cost of sales[1] ($/oz)			$843	$802
Cash costs, excluding royalties					$746	$698
Royalties					51	53
Total cash costs[2]					$797	$751
All-in sustaining costs[2]							$1,123	$1,071

	Gold Production		Cost of Sales [1]		Total Cash Costs[2]		All-in Sustaining
	(000s oz)		($ per ounce)		($ per ounce		Costs[2]
					produced)		($ per ounce sold)
Years ended December 31,	2018	2017	2018	2017	2018	2017	2018	2017
Owner-operator
Essakane (90%)	405	389	$762	$785	$718	$738	$1,002	$957
Rosebel (95%)	287	302	857	755	831	716	1,006	931
Westwood (100%)[3]	129	125	886	844	884	824	1,073	972
Owner-operator[4]	821	816	$815	$783	$783	$743	$1,068	$1,001
Joint Ventures	61	66			914	909	921	1,023
Total operations	882	882			$793	$755	$1,057	$1,003
Cost of sales[1] ($/oz)			$815	$783
Cash costs, excluding royalties					$739	$703
Royalties					54	52
Total cash costs[2]					$793	$755
All-in sustaining costs[2]							$1,057	$1,003

[1]

Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
[3]

There was no normalization of costs of sales per ounce for Westwood for the fourth quarter and year ended 2018 (2017 - $nil and $6 per ounce, respectively). Normalization of costs ended at the onset of the second quarter 2017.

[4]	Owner-operator all-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 33.

	Attributable Gold Sales[1]				Average Realized Gold Price[2]
	(000s oz)				($/oz)
	Three months ended		Years ended		Three months ended		Years ended
	December 31,		December 31,		December 31,		December 31,
	2018	2017	2018	2017	2018	2017	2018	2017
Owner-operator	206	212	812	806	$1,233	$1,277	$1,270	$1,261
Joint Ventures	14	18	60	65	1,235	1,276	1,270	1,259
	220	230	872	871	$1,233	$1,277	$1,270	$1,261

[1]	Includes Essakane and Rosebel at 90% and 95%, respectively.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
___________________
[1]

Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 11

CAPITAL EXPENDITURES1

	Three months ended		Years ended
	December 31,		December 31,
($ millions)	2018	2017	2018	2017
Sustaining
Essakane[2]	$35.4	$20.9	$102.5	$68.3
Rosebel[2]	11.0	19.1	43.7	51.2
Westwood	6.6	4.0	23.5	17.5
Total gold segments	53.0	44.0	169.7	137.0
Corporate and other	0.1	1.0	1.2	1.4
Total capital expenditures	53.1	45.0	170.9	138.4
Joint Ventures[3]	—	2.0	—	4.3
	$53.1	$47.0	$170.9	$142.7
Non-sustaining (Development/Expansion)
Essakane	$23.6	$9.0	$55.7	$14.1
Rosebel	5.7	3.6	21.0	8.2
Westwood	7.9	9.5	31.6	43.6
Total gold segments	37.2	22.1	108.3	65.9
Corporate and other	0.4	0.9	3.9	0.9
Côté Gold Project	4.7	4.0	17.8	5.3
Total capital expenditures	42.3	27.0	130.0	72.1
Joint Ventures[3]	0.4	2.2	1.2	5.7
	$42.7	$29.2	$131.2	$77.8
Total
Essakane	$59.0	$29.9	$158.2	$82.4
Rosebel	16.7	22.7	64.7	59.4
Westwood	14.5	13.5	55.1	61.1
Total gold segments	90.2	66.1	278.0	202.9
Corporate and other	0.5	1.9	5.1	2.3
Côté Gold Project	4.7	4.0	17.8	5.3
Total capital expenditures	95.4	72.0	300.9	210.5
Joint Ventures[3]	0.4	4.2	1.2	10.0
	$95.8	$76.2	$302.1	$220.5
Capitalized Stripping (Included in Sustaining)
Essakane	$11.5	$10.1	$58.4	$31.0
Rosebel	1.4	3.0	6.6	15.8
Total gold segments	$12.9	$13.1	$65.0	$46.8

[1]	Capital expenditures include cash expenditures for property, plant and equipment, exploration and evaluation assets and finance lease payments.
[2]

On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the fourth quarter 2018 were $31.9 million and $10.5 million, respectively (2017 - $18.8 million and $18.1 million), and for the year ended 2018 were $92.3 million and $41.5 million, respectively (2017 - $61.5 million and $48.6 million).

[3]	Attributable capital expenditures of Sadiola (41%).

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 12

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended		Years ended
	December 31,		December 31,
	2018	2017	2018	2017
Mine operating statistics
Ore mined (000s t)	3,927	3,490	13,866	11,811
Waste mined (000s t)	9,492	8,709	36,825	35,697
Total material mined (000s t)	13,419	12,199	50,691	47,508
Strip ratio[1]	2.4	2.5	2.7	3.0
Ore milled (000s t)	3,089	3,572	13,031	13,891
Head grade (g/t)	1.27	1.06	1.18	1.07
Recovery (%)	90	92	91	90
Gold production - (000s oz)	114	113	450	432
Attributable gold production - 90% (000s oz)	103	102	405	389
Gold sales - (000s oz)	105	113	444	433

Performance measures
Average realized gold price[2] ($/oz)	$1,232	$1,277	$1,269	$1,261
Cost of sales[3] ($/oz)	$763	$792	$762	$785
Cash costs[2] excluding royalties ($/oz)	$674	$665	$663	$686
Royalties ($/oz)	$49	$50	$55	$52
Total cash costs[2] ($/oz)	$723	$715	$718	$738
All-in sustaining costs[2] ($/oz)	$1,114	$990	$1,002	$957

[1]	Strip ratio is calculated as waste mined divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
[3]

Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excludes the 10% non-controlling interest).

Essakane delivered record gold production in 2018. Attributable gold production for the fourth quarter and year ended 2018 was higher by 1% and 4%, respectively, compared to the same prior year periods as ore feed was sourced from higher grade zones. The impact of higher grades was partially offset by lower throughput realized due to coarser mill feed and lower mill availability due to maintenance on the crushing and grinding circuit.

Mine production for the fourth quarter and year ended 2018 was higher compared to the same prior year periods due to increased equipment availability combined with the utilization of contractors to meet production targets. Essakane has implemented a new in-house equipment maintenance program with the goal of increasing equipment availability, increasing mining volumes and lowering maintenance costs. Essakane has also purchased additional mining equipment to further increase mine production and reduce reliance on mining contractors, thereby reducing operating costs. Ore mined for the fourth quarter and year ended 2018 was higher compared to the same prior year periods as the mine continued through ore zones and stockpiled lower grade heap leach ore.

Essakane had significant achievements during the year. A 39% increase in reserves was announced in June 2018 with the conclusion of the Heap Leach Project pre-feasibility study. In September 2018, due to encouraging drill results leading to higher proportions of carbon-in-leach ("CIL") ore, the feasibility study for the Heap Leach Project at Essakane was refocused on optimizing the performance of the CIL mill and the construction of the heap leach facility was deferred to the end of the CIL operations. This is a lower capital cost strategy as it will permit the use of the CIL crushing circuit for the heap leaching process and is expected to provide superior economic returns. Heap leach grade ore will be stockpiled in the interim. For 2019, the Company has allocated capital to a mill de-bottlenecking project to increase CIL plant throughput to 13.5 million tonnes per annum at 100% hard rock which is significantly higher than the current capacity of 12 million tonnes per annum at 100% hard rock. The original nameplate capacity of the plant was 10.8 million tonnes per annum at 100% hard rock.

Improvements to mill performance continued during the year through high-return, short-payback projects. In 2017 and 2018, Essakane allocated $5.7 million towards an oxygen plant with the objective of increasing recoveries by 0.5% through improved leach kinetics and improving the efficiency of the circuit by reducing reagent consumption. Dry commissioning of the oxygen plant commenced in the fourth quarter 2018 with the plant becoming fully operational in the first quarter 2019.

Essakane continued to leverage its large 1,100-square-kilometre, highly prospective land package adjoining the Essakane operation. In the first quarter 2018, Essakane commenced mining in the Falagountou East pit. Essakane also continued to explore and evaluate additional prospects and an initial resource estimate for the Gossey satellite deposit was announced during the fourth quarter 2018, comprising 10.5 million tonnes of indicated resources grading 0.87 g/t Au for 291,000 ounces and 2.9 million tonnes of inferred resources grading 0.91 g/t Au for 85,000 ounces. Over 70% of the delineated resources are contained within shallow, soft, saprolite and transition hosted mineralization. In 2019, regional exploration is expected to continue on prospective targets with the objective of increasing soft rock resources in close proximity to enhance mill feed.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 13

Commissioning of the 15 megawatt-peak solar plant was completed in the first quarter 2018 and was expected to save approximately 6 million litres of fuel per year and reduce carbon dioxide emissions by 18,500 tonnes annually. For the period ending December 31, 2018, the expected savings were on track with Essakane saving approximately 3.9 million litres of fuel and reducing carbon dioxide emissions by approximately 12,000 tonnes in the seven months of service, which commenced June 2018. The solar power plant complements the existing 57 megawatt thermal power plant, making it the largest solar/thermal hybrid power plant in the world.

Cost of sales per ounce sold for the fourth quarter 2018 was lower by 4% compared to the same prior year period as a result of higher capitalized waste stripping. Essakane continued to face cost pressures with rising energy costs which were partially mitigated by the supply of energy from the solar plant and the Company’s hedging program. Operating costs were higher due to the utilization of contractors and higher planned maintenance. Reliance on contractors is expected to decline in future periods as Essakane will receive new mining equipment in 2019. Similarly, maintenance costs are expected to decline over time as Essakane transitions its maintenance in-house to increase equipment availability. Despite these cost pressures, cost of sales per ounce sold for 2018 was lower by 3% compared to the prior year, primarily due to higher capitalized stripping and higher sales volume. In addition, a weaker U.S. dollar relative to the euro contributed to higher costs for the year.

Total cash costs per ounce produced for the fourth quarter 2018 were higher by 1% compared to the same prior year period. As mentioned above, the Company faced cost pressures such as rising energy costs, higher contractor costs and higher maintenance costs, but benefited from higher gold production and higher capitalized waste stripping. Total cash costs per ounce produced for 2018 were lower by 3% compared to the prior year primarily due to higher capitalized waste stripping and higher production volume. These benefits were partially offset by the increasing cost pressures noted above along with a weaker U.S. dollar relative to the euro. Included in total cash costs for the fourth quarter and year ended 2018 was the impact of realized derivative gains from hedging programs of $9 and $17 per ounce produced, respectively (2017 - $12 and $5).

All-in sustaining costs per ounce sold for the fourth quarter and year ended 2018 were higher by 13% and 5%, respectively, compared to the same prior year periods, primarily due to higher sustaining capital expenditures, partially offset by lower cost of sales per ounce. Included in total cash costs and all-in sustaining costs for the fourth quarter and year ended 2018 was the impact of realized derivative gains from hedging programs of $10 and $19 per ounce sold, respectively (2017 - $14 and $6). Sustaining capital expenditures for the fourth quarter 2018 of $35.4 million included mobile equipment of $18.0 million, capitalized stripping of $11.5 million, capital spares of $3.6 million, resource development of $0.7 million, power generator overhaul of $0.5 million, and various other sustaining capital expenditures of $1.1 million. Non-sustaining capital expenditures of $23.6 million included mobile equipment of $11.7 million, tailings liners and dams of $8.2 million, oxygen plant of $2.2 million, as well as refocused heap leach and CIL optimization study of $1.5 million.

Sustaining capital expenditures for 2018 of $102.5 million included capitalized stripping of $58.4 million, mobile equipment of $22.1 million, capital spares of $10.0 million, resource development of $4.6 million, power generator overhaul of $2.4 million and various other sustaining capital expenditures of $5.0 million. Non sustaining capital expenditures for 2018 of $55.7 million included tailings liners and dams of $32.1 million, mobile equipment of $12.2 million, refocused heap leach and CIL optimization study of $5.3 million, oxygen plant costs of $4.5 million, and other non-sustaining capital expenditures of $1.6 million.

Outlook

Essakane's attributable production in 2019 is expected to be between 375,000 and 390,000 ounces. Capital expenditures are expected to be approximately $125 million, comprising $75 million of sustaining capital expenditures and $50 million of non-sustaining capital expenditures. Sustaining capital of $75 million includes capitalized stripping ($40 million), mobile equipment ($10 million), capital spares ($10 million), generator overhaul ($5 million), resource development ($4 million), and other sustaining capital expenditures ($6 million). Non-sustaining capital of $50 million includes tailings liners, dams and tailings thickening plant ($25 million), mill upgrades ($15 million), and mobile equipment ($10 million).

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 14

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended		Years ended
	December 31,		December 31,
	2018	2017	2018	2017
Mine operating statistics
Ore mined (000s t)	4,497	3,783	16,098	15,028
Waste mined (000s t)	12,136	11,633	48,076	47,802
Total material mined (000s t)	16,633	15,416	64,174	62,830
Strip ratio[1]	2.7	3.1	3.0	3.2
Ore milled (000s t)	3,037	3,249	12,209	12,832
Head grade (g/t)	0.95	0.87	0.82	0.83
Recovery (%)	96	92	94	93
Gold production - (000s oz)	89	83	302	318
Attributable gold production - 95% (000s oz)	85	79	287	302
Gold sales - (000s oz)	91	78	304	306

Performance measures
Average realized gold price[2] ($/oz)	$1,234	$1,277	$1,268	$1,260
Cost of sales[3] ($/oz)	$856	$766	$857	$755
Cash costs[2] excluding royalties ($/oz)	$707	$631	$760	$647
Royalties ($/oz)	$67	$69	$71	$69
Total cash costs[2] ($/oz)	$774	$700	$831	$716
All-in sustaining costs[2] ($/oz)	$981	$1,018	$1,006	$931

[1]	Strip ratio is calculated as waste mined divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
[3]

Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excludes the 5% non-controlling interest).

Attributable gold production for the fourth quarter 2018 was 8% higher compared to the same prior year period primarily due to higher head grades and recoveries, partially offset by lower throughput. Grades for the quarter increased compared to earlier in the year as the mine sequenced into higher grade zones as part of the mine plan. Throughput was lower as the ore feed increased to 85% hard and transition rock compared to 64% in the prior year period. Throughput was also marginally impacted by a two day unlawful work stoppage. Attributable gold production for 2018 was 5% lower compared to the same prior year period primarily due to lower throughput due to higher planned maintenance.

Rosebel had significant achievements during the year. A reserve increase of 51% was announced in September 2018 including an initial reserve at Saramacca. The 2018 year-end attributable proven and probable reserves were 4.6 million ounces, including 1.0 million ounces at Saramacca. Rosebel also continued to consolidate a new gold district with the acquisition of exploration rights at Brokolonko and Sarafina.

Development work on Saramacca continued at an accelerated pace targeting the commencement of production in the second half of 2019. Construction approval was received from the Suriname Ministry of Natural Resources for the 18 kilometre haul road from Rosebel to Saramacca in December 2018 and construction of a 5 kilometre long section on the Rosebel mineral lease commenced during the quarter, connecting into the existing haulage network. In addition, firm orders for the hauling fleet were placed during the year with deliveries expected to commence in the second quarter 2019. The Environmental and Social Impact Assessment (“ESIA”) was approved on January 17, 2019. Infrastructure construction is expected to commence in the second quarter 2019. Rosebel is also conducting a study to evaluate the underground mining potential of Saramacca which could substantially reduce waste stripping, thereby reducing costs. Saprolite mining in the initial years is expected to continue as planned with future potential for underground mining once hard rock is reached.

Rosebel invested $1 million in a high-return, quick-payback carbon-in-column (“CIC”) plant projected to increase recoveries. The construction of the plant was completed in the fourth quarter 2018, commissioning commenced and the plant became fully operational subsequent to year end. The plant has been installed between the two existing ponds at the Rosebel tailings management facility and will be used to passively treat tailings decant water to recover residual gold that is present in the solution. The plant is expected to recover a minimum of 5,000 ounces annually at a marginal operating cost of approximately $35 per ounce to cover additional power and elution costs.

In 2019, Rosebel is conducting a study on enhancing the mill design by running an open circuit SAG mill combined with a secondary pebble crusher to enhance hard rock throughput and increase gold production.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 15

Cost of sales per ounce sold for the fourth quarter and year ended 2018 were higher by 12% and 14%, respectively, compared to the same prior year periods. Rosebel faced rising energy costs and increased preventative maintenance costs combined with local labour cost increases following the finalization of the Collective Labour Agreement in the third quarter 2018. In addition, Rosebel had lower capitalized waste stripping. The fourth quarter 2018 benefited from higher sales volume.

Total cash costs per ounce produced for the fourth quarter and year ended 2018 were higher by 11% and 16%, respectively, compared to the same prior year periods due to the cost pressures noted above. Included in total cash costs for the fourth quarter and year ended 2018 was the impact of realized derivative gains from hedging programs of $4 and $8 per ounce produced, respectively (2017 - $nil and $nil).

All-in sustaining costs per ounce sold for the fourth quarter 2018 were 4% lower compared to the same prior year period, primarily due to lower sustaining capital expenditures, partially offset by higher cost of sales per ounce. All-in sustaining costs per ounce sold for 2018 were 8% higher compared to the prior year, primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures. Included in all-in sustaining costs for the fourth quarter and year ended 2018 was the impact of realized derivative gains from hedging programs of $4 and $8 per ounce sold, respectively (2017 - $nil and $nil).

Sustaining capital expenditures for the fourth quarter 2018 of $11.0 million included mill equipment of $3.1 million, capital spares of $2.2 million, mobile equipment of $1.5 million, capital stripping of $1.4 million, pit infrastructure of $1.1 million, tailings management of $0.5 million, and various other sustaining capital expenditures of $1.2 million. Non-sustaining capital expenditures for the fourth quarter of $5.7 million related to the Saramacca Project.

Sustaining capital expenditures for 2018 of $43.7 million included capital spares of $12.8 million, capitalized stripping of $6.6 million, mobile equipment of $6.0 million, mill equipment of $5.2 million, pit infrastructure of $4.2 million, tailings management of $2.9 million, and various other sustaining capital expenditures of $6.0 million. Non-sustaining capital expenditures for 2018 of $21.0 million related to the Saramacca Project.

Outlook

Rosebel's attributable production in 2019 is expected to be between 315,000 and 330,000 ounces. Capital expenditures are expected to be approximately $145 million, comprising $70 million of sustaining and $75 million of non-sustaining capital. Sustaining capital of $70 million includes capitalized stripping ($30 million), capital spares ($14 million), mill upgrades ($8 million), pit infrastructure and dewatering ($5 million), tailings management ($3 million), mobile equipment ($3 million), resource development ($2 million), and other sustaining capital expenditures ($5 million). Non-sustaining capital of $75 million is for development work at Saramacca.

Canada – Westwood Mine (IAMGOLD interest – 100%)

Summarized Results

	Three months ended		Years ended
	December 31,		December 31,
	2018	2017	2018	2017
Mine operating statistics
Ore mined (000s t)	133	110	576	518
Ore milled (000s t)	136	139	693	624
Head grade (g/t)	6.78	6.96	6.11	6.61
Recovery (%)	95	95	94	94
Gold production - (000s oz)	28	29	129	125
Gold sales - (000s oz)	26	36	124	125

Performance measures
Average realized gold price[1] ($/oz)	$1,232	$1,276	$1,274	$1,262
Cost of sales[2,3] ($/oz)	$1,086	$909	$886	$844
Total cash costs[1] ($/oz)	$1,102	$928	$884	$824
All-in sustaining costs[1] ($/oz)	$1,334	$1,017	$1,073	$972

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
[2]

There was no normalization of costs of sales per ounce for Westwood for the fourth quarter and year ended 2018 (2017 - $nil and $6 per ounce, respectively). Normalization of costs ended at the onset of the second quarter 2017.

[3]	Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements is on an ounce sold basis.

Gold production for the fourth quarter 2018 was 3% lower than the same prior year period primarily due to lower head grades. Gold production for 2018 was 3% higher than the prior year primarily due to higher throughput, partially offset by lower head grades. The lower grades reflected mining activity that sequenced through lower grade stopes as part of the mine plan. Head grade, excluding marginal ore, for the fourth quarter and year ended 2018 was 6.78 g/t Au and 7.16 g/t Au, respectively (2017 - 8.01 g/t Au and 7.80 g/t Au). The mine continues its strategy of utilizing excess mill capacity by custom milling ore batches from neighbouring mine sites.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 16

Underground development for the year ended 2018 was 10,600 metres, averaging 29 metres per day and comprised 10,100 metres of lateral development and 500 metres of vertical development. Underground development continued in the fourth quarter 2018 to open up access to new mining areas with lateral development of approximately 2,500 metres, averaging 27 metres per day. During the quarter, development continued to focus on the ramp breakthrough on level 132, while respecting safety protocols in place for mining in areas where seismicity is present. In line with this protocol, three units of bolting equipment, which are designed to manage seismic exposure were received during the quarter. Infrastructure development continued in future development blocks at lower levels.

Cost of sales per ounce sold and total cash costs per ounce produced for the fourth quarter 2018 were both higher by 19% compared to the same prior year period, primarily due to lower sales and production volumes, higher mine production and labour cost increases following the finalization of the Collective Labour Agreement in the third quarter 2018, partially offset by a stronger U.S. dollar relative to the Canadian dollar.

Cost of sales per ounce sold and total cash costs per ounce produced for 2018 were higher compared to the prior year by 5% and 7%, respectively, primarily due to higher mine production and labour cost increases following the finalization of the Collective Labour Agreement in the third quarter 2018. Included in total cash costs for the fourth quarter and year ended 2018 was the impact of realized derivative gains from currency hedging programs of $nil and $4 per ounce produced, respectively (2017 - $12 and $7). All-in sustaining costs per ounce sold for the fourth quarter and year ended 2018 were higher compared to the same prior year periods by 31% and 10%, respectively, primarily due to higher cost of sales per ounce and higher sustaining capital expenditures. Included in all-in sustaining costs for the fourth quarter and year ended 2018 was the impact of realized derivative gains and losses from currency hedging programs of $1 loss and $5 gain per ounce sold, respectively (2017 - $17 gain and $12 gain). Sustaining capital expenditures for the fourth quarter 2018 of $6.6 million included deferred development of $3.2 million, underground equipment of $1.5 million, underground construction of $0.6, and various other sustaining capital expenditures of $1.3 million. Non-sustaining capital expenditures for the fourth quarter of $7.9 million included deferred development of $4.5 million, underground construction of $1.6 million, development drilling of $1.1 million and other non-sustaining capital expenditures of $0.7 million.

Sustaining capital expenditures for 2018 of $23.5 million included deferred development of $15.3 million, underground construction of $2.9 million, underground fixed equipment of $2.4 million, mobile equipment $1.0 million and other sustaining capital expenditures of $1.9 million. Non-sustaining capital expenditures for 2018 of $31.6 million included deferred development of $18.8 million, underground construction of $6.4 million, development drilling of $4.4 million and other non-sustaining capital expenditures of $2.0 million.

Outlook

Westwood’s production in 2019 is expected to be between 100,000 and 120,000 ounces as mining and development activities continue to progress to full production. Capital expenditures are expected to be approximately $45 million, comprising $15 million in sustaining and $30 million in non-sustaining capital, primarily for expansion/development.

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results 41% Basis

	Three months ended		Years ended
	December 31,		December 31,
	2018	2017	2018	2017
Mine operating statistics
Total material mined (000s t)	—	1,175	1,134	5,394
Ore milled (000s t)	577	529	2,125	2,062
Head grade (g/t)	0.83	1.10	0.89	0.98
Recovery (%)	93	94	94	94
Attributable gold production - (000s oz)	14	18	59	63
Attributable gold sales - (000s oz)	13	17	58	62

Performance measures
Average realized gold price[1] ($/oz)	$1,235	$1,276	$1,270	$1,260
Total cash costs[1] ($/oz)	$866	$880	$925	$903
All-in sustaining costs[1] ($/oz)	$871	$1,118	$930	$1,014

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

Attributable gold production for the fourth quarter and year ended 2018 was lower by 22% and 6%, respectively, compared to the same prior year periods primarily due to lower head grades as a result of greater drawdowns of marginal ore stockpiles. Total cash costs per ounce produced for the fourth quarter 2018 were lower compared to the same prior year period as a result of lower mining costs and greater utilization of marginal stockpiles due to the cessation of mining activity in the second quarter 2018. Total cash costs per ounce produced for the year ended 2018 were higher compared to the prior year as a result of lower gold production. All-in sustaining costs per ounce sold for the fourth quarter and year ended 2018 were lower compared to the same prior year periods as a result of lower sustaining capital expenditures.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 17

Mining activity ceased during the second quarter 2018, while processing of ore stockpiles continued during the second through fourth quarters.

An agreement with the Government of Mali, on terms for investment in the Sadiola Sulphide Project, must be reached in order to prevent the operation from entering a phase of suspended exploitation (care and maintenance), once processing of the oxide ore stockpiles is complete. Processing of the oxide ore stockpiles is expected to be completed by mid-year 2019. While this agreement has not yet been reached, the Company and AngloGold Ashanti, who collectively own an 82% interest in Sadiola, have initiated a process to identify third parties that may be interested in acquiring their collective interest in Sadiola. The process is at a preliminary stage and there is no certainty of its outcome.

Mali - Yatela Mine (IAMGOLD interest - 40%)

The Yatela mine had limited production and sales for the fourth quarter 2018, consistent with the same prior year period. The mine produced and sold 2,000 ounces during 2018 compared to 3,000 ounces in 2017. A limited quantity of production continues from rinsing of the leach pads.

On February 14, 2019, Sadiola Exploration Limited (“SADEX”), a subsidiary jointly held by the Company and AngloGold Ashanti Limited, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela (“Yatela”), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine including those relating to rehabilitation, mine closure and the financing of social programs.

EXPLORATION

The Company was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas. In 2018, expenditures for exploration and project studies totaled $80.5 million compared to $68.0 million in the prior year, of which $39.2 million was expensed and $41.3 million was capitalized. The Company's accounting policy is to expense exploration costs and capitalize costs of evaluating the technical feasibility and commercial viability of extracting a mineral resource, including those on or adjacent to existing mine sites. The increase in total exploration and project expenditures reflected a sustained level of exploration funding and the continued advancement of key project studies. Drilling activities on active projects and mine sites totaled approximately 343,000 metres for the year, slightly over the 2018 program guidance.

	Three months ended		Years ended
	December 31,		December 31,
($ millions)	2018	2017	2018	2017
Exploration projects - greenfield[1]	$7.3	$7.0	$31.0	$25.4
Exploration projects - brownfield[2]	7.2	9.5	25.8	31.1
	14.5	16.5	56.8	56.5
Feasibility and other studies	7.2	5.3	23.7	11.5
	$21.7	$21.8	$80.5	$68.0

[1]

Exploration projects - greenfield included expenditures related to the acquisition of a 51% interest in the Nelligan Project from Vanstar Mining Resources Inc. for C$2.2 million ($1.7 million) in the first quarter 2018.

[2]

Exploration projects - brownfield for 2018 and 2017 excluded expenditures related to Joint Ventures of $0.2 and $1.4 million, respectively, and included near-mine exploration and resource development of $12.6 million and $10.6 million, respectively.

OUTLOOK

In 2019, planned exploration program spending (excluding project studies) will total $60 million, comprising brownfield and greenfield exploration programs. Brownfield programs will continue to focus on expanding resources along the Saramacca-Brokolonko trend near Rosebel, and at current operations at Essakane. Drilling will also continue to target resource conversion at Westwood. Greenfield programs continue to focus on resource expansions and evaluation of priority targets at various exploration and development projects including: Boto Gold Project in Senegal, Diakha-Siribaya Gold Project in Mali, Pitangui Project in Brazil, Côté Gold Project in Ontario, the Nelligan and Monster Lake Projects in Quebec, and the newly acquired Rouyn-Yorbeau Project near Westwood also in Quebec.

The 2019 resource development and exploration program includes approximately 250,000 to 275,000 metres of diamond and reverse circulation (“RC”) drilling.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 18

($ millions)	Capitalized[1]	Expensed	Total
Exploration projects - greenfield	$—	$34	$34
Exploration projects - brownfield[2]	16	10	26
	$16	$44	$60

[1]	The 2019 planned spending for capitalized expenditures of $16 million is included in the Company's capital spending guidance of $355 million +/- 5%.
[2]	Exploration projects - brownfield include planned near-mine exploration and resource development of $13 million.

DEVELOPMENT PROJECTS

Côté Gold Project, Canada

The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co., Ltd. ("SMM").

As at December 31, 2018, the Côté Gold Project hosted (all figures quoted on a 100% basis) estimated mineral reserves comprising proven and probable reserves of 233.0 million tonnes grading 0.97 g/t Au for 7.3 million ounces. Measured and indicated resources (inclusive of reserves) were estimated at 355.4 million tonnes grading 0.87 g/t Au for 10.0 million ounces. Inferred resources were estimated at 112.8 million tonnes grading 0.67 g/t Au for 2.4 million ounces (see news releases dated November 1, 2018 and February 19, 2019).

Completed Feasibility Study

During the fourth quarter 2018, the Company announced the results of a feasibility study ("FS") completed jointly by the Company and Wood PLC (formerly Amec Foster Wheeler), with inputs from technical studies completed by other specialist consultants (see news release dated November 1, 2018). The FS represented a comprehensive study of the technical and economic viability of the selected development option that demonstrates the extraction of the defined mineral reserves to be economically mineable, and will allow IAMGOLD and SMM to make a decision on the development of the Project. A supporting technical report was filed on SEDAR on November 26, 2018. The public release of the FS triggered a final cash payment to the Company of $95 million from SMM pursuant to the sale of a 30% interest in the Côté Gold Project to SMM in the second quarter 2017.

The FS refined the development concept outlined in the pre-feasibility study (“PFS”) announced in June 2017, and demonstrated significant operational and economic improvements. The FS presented both a Base Case Mine Plan, supported by 88% of the total mineral reserves, which is aligned with the current permitting process, and an Extended Mine Plan supported by the total estimated mineral reserves. The Base Case Mine Plan demonstrated that the Project would generate an after-tax internal rate of return of 15.2%, at a $1,250 per ounce gold price. The after-tax net present value is $795 million, at a 5% discount rate, with a 4.4 year payback period. The Project would have a mine life of 16 years, with average annual production of 367,000 ounces. The FS also indicates robust initial production averaging 428,000 ounces annually in Years 1 to 12. Life-of-mine ("LOM") average total cash costs would be $594 per ounce produced and all-in sustaining costs $694 per ounce sold.

The Extended Mine Plan would increase the after-tax net present value by an additional $110 million to $905 million, at a 5% discount rate. The after-tax internal rate of return would increase to 15.4%, with the same 4.4 year payback period. The Project would have a mine life of 18 years, with average annual production increasing to 372,000 ounces (Years 1-15: averaging 407,000 ounces annually). The LOM average total cash costs would be $606 per ounce produced and all-in sustaining costs would be $703 per ounce sold.

In 2019, the Company plans to further de-risk the Project by advancing detailed engineering design, permitting and definition diamond drilling.

Although initial capital expenditures under the Base Case Mine Plan and Extended Mine Plan would remain the same, additional permits may be required to raise the height of the mine rock area and tailings management facility under the Extended Mine Plan.

In the fourth quarter 2018, the Company received notification of receipt and acceptance of the Côté Gold Project Closure Plan as submitted to the Ministry of Energy, Northern Development and Mines of Ontario. The notification allows for the commencement of construction activities at site.

Subsequent to year end, the Company announced that it had deferred a decision to proceed with the construction of the Côté Gold Project in Canada. Although the Project has been substantially de-risked from both a technical and financial perspective, the Company has decided to wait for improved and sustainable market conditions prior to making a decision to proceed with construction.

Regional Exploration

Regional exploration activities continued within the 516-square-kilometre property surrounding the Côté Gold deposit, with over 5,500 metres of diamond drilling completed in 2018. In 2019, exploration will continue with the purpose of developing and evaluating exploration targets that could further maximize the long-term value of the Côté Gold Project.

Transfer from Exploration and evaluation assets to Property, plant and equipment - Construction in progress

Upon receipt of the accepted Côté Gold Project Closure Plan and completion of the FS during the fourth quarter 2018, the Côté Gold Project was determined to have achieved technical feasibility and commercial viability. Costs capitalized to the Côté Gold Project were transferred from Exploration and evaluation assets to Property, plant and equipment - Construction in progress.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 19

Boto, Senegal

As at December 31, 2018, the Boto Gold Project hosted estimated mineral reserves comprising probable reserves totaling 35.1 million tonnes grading 1.71 g/t Au for 1.9 million ounces, on a 100% basis. In addition, indicated resources, inclusive of reserves, were estimated at 48.0 million tonnes grading 1.61 g/t Au for 2.5 million ounces and inferred resources at 2.5 million tonnes grading 1.80 g/t Au for 144,000 ounces, on a 100% basis (see news releases dated October 22, 2018 and February 19, 2019).

During the fourth quarter 2018, the Company announced positive results from a feasibility study (“FS”) completed jointly by the Company and Lycopodium Minerals Canada Ltd., with inputs from technical studies by other consultants. The FS outlined an economically robust project that at a $1,250 per ounce gold price would generate an estimated 23% after-tax internal rate of return. The Project would have a mine life of 12.8 years with average annual production of 140,000 ounces of gold at average total cash costs of $714 per ounce produced and all-in sustaining costs of $753 per ounce sold (see news release dated October 22, 2018). A supporting NI 43-101 Technical Report was filed on SEDAR on October 23, 2018.

During the fourth quarter 2018, the Company also received notice of approval of its Environmental and Social Impact Assessment (“ESIA”) from the Government of Senegal. The ESIA approval, along with the completion of the FS, allowed the Company to submit an application for a mining concession which is now under review by the Government of Senegal and for which approval is expected in the second half of 2019.

In 2019, the Company will continue to optimize the design elements of the Boto Gold Project development, continue stakeholder engagement, complete condemnation drilling of proposed mine site infrastructure and advance a regional exploration program on adjacent concessions.

BROWNFIELD EXPLORATION PROJECTS

The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during 2018 at the Essakane, Rosebel and Westwood operations.

Essakane, Burkina Faso

As at December 31, 2018, the Company reported total estimated attributable proven and probable reserves at Essakane, including heap leach reserves of 133.9 million tonnes grading 0.89 g/t Au for 3.9 million ounces. Total attributable resources comprised measured and indicated resources (inclusive of reserves) of 155.7 million tonnes grading 1.0 g/t Au for 4.8 million ounces with attributable inferred resources totaling 12.4 million tonnes grading 1.1 g/t Au for 423,000 ounces (see news release dated February 19, 2019).

The Company commenced a feasibility study (“FS”) during the second quarter 2018 after announcing positive results from a previously disclosed pre-feasibility study (“PFS”), incorporating a heap leach based extraction scenario in combination with the existing Essakane operation (see news release dated June 5, 2018). The PFS outlined a potentially economically viable project that, at a $1,275 per ounce gold price, would extend the life of the Essakane mine by three years to 2026, and increase the average annual production to 480,000 ounces during the heap leach phase of operations, at a projected all-in sustaining cost of $946 per ounce. A supporting NI 43-101 Technical Report was filed on SEDAR on July 19, 2018.

Due to encouraging infill drilling results leading to the delineation of higher proportions of higher grade carbon-in-leach (“CIL”) ore, the feasibility study was refocused on optimizing the performance of the CIL mill. The construction of the heap leach facility has been deferred to the end of the CIL operations. This is a lower capital cost strategy as it will permit the use of the CIL crushing circuit for the heap leaching process and is expected to provide superior economic returns.

During 2018, approximately 55,900 metres of reverse circulation and diamond drilling were completed on the mine lease and surrounding exploration concessions. Drilling focused on infill and resource conversion at the Essakane Main Zone to support the ongoing FS, infill drilling at the Falagountou West deposit to improve the resource models and continue the appraisal of an in-pit waste dump strategy inside the Falagountou West Pit, and delineation drilling at the Gossey satellite deposit, located approximately 15 kilometres northwest of the Essakane operation.

During the fourth quarter 2018, the Company announced an initial mineral resource estimate for the Gossey satellite deposit, comprising 10.5 million tonnes of indicated resources grading 0.87 g/t Au for 291,000 ounces and 2.9 million tonnes of inferred resources grading 0.91 g/t Au for 85,000 ounces (see news release dated December 12, 2018). Over 70% of the delineated resources are contained within shallow, soft, saprolite and transition-hosted mineralization. A supporting NI 43-101 Technical Report was filed on SEDAR on January 21, 2019.

In 2019, approximately 24,000 metres of diamond and reverse circulation drilling is planned to support the ongoing FS, target resource expansions and continue to explore high priority exploration targets on the mine lease and surrounding concessions.

Rosebel, Suriname

As at December 31, 2018, the Company reported total estimated attributable proven and probable reserves at Rosebel, including the Saramacca deposit, of 141.5 million tonnes grading 1.0 g/t Au for 4.6 million ounces. Total attributable measured and indicated resources (inclusive of reserves) increased to 296.4 million tonnes grading 0.9 g/t Au for 9.1 million ounces and attributable inferred resources totaled 69.4 million tonnes grading 0.9 g/t Au for 1.9 million ounces (see news release dated February 19, 2019).

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 20

The near-mine and regional exploration programs continue to focus on evaluating potential resource expansions and exploration targets in the vicinity of existing operations. During 2018, approximately 56,000 metres of reverse circulation and diamond drilling were completed, including approximately 42,500 metres on the Saramacca property, and approximately 13,500 metres on the adjacent Brokolonko and Sarafina properties.

In 2018, the Company announced the declaration of mineral reserves at the Saramacca Project, allowing for incorporation into the Rosebel life-of-mine plan (see news release dated September 23, 2018). A supporting NI 43-101 Technical Report was filed on SEDAR on November 5, 2018.

Technical studies for the Saramacca Project continue and are at various levels of advancement, ranging from pre-feasibility to detailed engineering, and construction has been initiated for various elements of the Project. Firm orders have been placed for the acquisition of the long-haul and mining fleets, and construction of the haul road on the current Rosebel concession commenced in November 2018. On-going studies including pit slope dewatering, slope design improvements and metallurgical testing to further optimize recoveries are continuing.

During the fourth quarter 2018, construction approval was received from the Suriname Ministry of Natural Resources for the 18 kilometre haul road from Rosebel to Saramacca and construction of a 5 kilometre long section on the Rosebel mineral lease commenced, connecting into the existing haulage network. The commencement of the road construction allows the Saramacca Project to remain on schedule to deliver ore to the Rosebel mill by the second half of 2019.

During the fourth quarter 2018, the Company also announced the results from exploration drilling conducted along the Saramacca - Brokolonko trend (see news release dated November 8, 2018). Mineralization representing a potential new zone has been intersected by wide spaced drilling approximately 400 metres northwest along strike of the Saramacca deposit extending for at least 1,200 metres of strike length to the northwest onto the adjacent Sarafina - Moeroekreek concession. Highlights include: 7.5 metres grading 4.58 g/t Au and 10.5 metres grading 1.73 g/t Au. On the Brokolonko concession, drilling has confirmed the presence of bedrock-hosted mineralization that is associated with an aerially extensive, historic auger geochemical anomaly and the site of widespread artisanal small-scale mining.

In 2019, approximately 45,000 metres of diamond and reverse circulation drilling are planned to expand resources and test priority exploration targets on the Rosebel concession and along the Saramacca - Brokolonko trend.

Transfer from Exploration and evaluation assets to Property, plant and equipment - Construction in Progress

During the fourth quarter 2018, approval to commence construction of the haul road, a significant component of the Saramacca Project’s Environmental and Social Impact Assessment (“ESIA”), was obtained. With the declaration of reserves at the Saramacca Project and the approval to commence construction of the haul road, the Project was determined to have achieved technical feasibility and commercial viability. Costs capitalized to the Saramacca Project were transferred from Exploration and evaluation assets to Property, plant and equipment - Construction in progress.

Westwood, Canada

During the fourth quarter 2018, underground excavation totaled 2,501 metres of lateral and vertical development for a total of 10,608 metres for the year. In addition, approximately 20,000 metres of resource development diamond drilling and 1,700 metres for service holes were completed during the quarter for a total of approximately 109,000 metres for the year. Development activities continued to progress to full production, including the diamond drilling program which continued to focus on infill drilling of known zones to upgrade existing inferred mineral resources and advance resource definition in areas to be mined. A substantial diamond drilling program of over 65,000 metres of definition drilling is planned for 2019.

GREENFIELD EXPLORATION PROJECTS

In addition to the near-mine and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during 2018. Highlights included:

Diakha-Siribaya, Mali

During 2018, the Company completed approximately 14,600 metres of delineation drilling on the Diakha deposit to support an updated mineral resource estimate for the Diakha-Siribaya Gold Project in Mali. Subsequent to the reporting period, the Company announced an updated mineral resource estimate. Effective December 31, 2018, total mineral resources, on a 100% basis, comprised indicated resources of 18.0 million tonnes grading 1.3 g/t Au for 744,000 ounces, and inferred resources of 23.2 million tonnes grading 1.6 g/t Au for 1.2 million ounces (see news release dated January 30, 2019).

A drilling program totaling approximately 10,000 metres is planned in 2019 to continue to test for resource expansions at the Diakha deposit as well as test other identified exploration targets.

Pitangui, Brazil

Effective December 31, 2018, reported mineral resources at the São Sebastião deposit comprised inferred resources of 5.4 million tonnes grading 4.7 g/t Au for 819,000 ounces (see news release dated February 19, 2019).

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 21

During 2018, approximately 17,600 metres of diamond drilling was completed to evaluate potential resource extensions of the São Sebastião deposit and to test priority exploration targets on the property for additional zones of mineralization. The results will be incorporated into an updated resource model and used to guide future exploration.

An exploration drilling program totaling approximately 12,000 metres is planned in 2019 to continue to test remaining exploration targets on the property.

Monster Lake Joint Venture, Canada

The Monster Lake Project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. The Company holds an undivided 50% interest in the property, and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the Project.

Effective December 31,2018, reported mineral resources for the Monster Lake Project, on a 100% basis, comprised 1.1 million tonnes of inferred resources grading 12.14 g/t Au for 433,300 ounces, assuming an underground mining scenario (see news releases dated March 28, 2018 and February 19, 2019). A supporting NI 43-101 Technical Report was filed on SEDAR on May 10, 2018. Subsequent to the completion of the resource estimate, the Company reported assay results from approximately 8,300 metres of diamond drilling completed in 2018. Highlights included: 3.8 metres grading 23.96 g/t Au; 3.8 metres grading 39.24 g/t Au; 2.6 metres grading 72.17 g/t Au and 5.3 metres grading 40.94 g/t Au (see news release dated June 14, 2018). The drilling results will be incorporated into the resource model and used to guide further drilling programs in the deposit area.

In 2019, approximately 6,000 metres of drilling is planned to evaluate selected target areas with potential to host additional zones of mineralization.

Nelligan Joint Venture, Canada

The Nelligan Project, located approximately 15 kilometres south of the Monster Lake Project in the Chapais - Chibougamau area in Quebec, is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc. (“Vanstar”). The Company currently holds an initial 51% interest in the property, and holds an option to earn a further 29% undivided interest, for a total 80% undivided interest in the Project (see Vanstar news release dated February 27, 2018).

During 2018, the Company completed approximately 13,400 metres of diamond drilling to evaluate the resource potential in the area of a newly discovered, large mineralized system referred to as the Renard Zone. The drilling program intersected wide zones of alteration and associated mineralization. Assay results reported from the 2018 program included the following highlights: 1.81 g/t Au over 56.6 metres, including 2.66 g/t Au over 30.8 metres; 3.31 g/t Au over 82.6 metres; 3.59 g/t Au over 42.1 metres and 5.69 g/t Au over 27.8 metres (see news releases dated September 11 and November 15, 2018, and January 10, 2019).

In 2019, an initial diamond drilling program totaling approximately 12,000 to 15,000 metres is planned to infill and further test continuity of mineralization associated with the Renard Zone. The drilling results, coupled with ongoing geological, geochemical and structural studies, will be integrated to support the development and refinement of a deposit model with the objective of completing an initial NI 43-101 compliant resource estimate in 2019.

Rouyn - Yorbeau Joint Venture, Canada

In the fourth quarter 2018, the Company entered into an option purchase agreement with Yorbeau Resources Inc. (“Yorbeau”) for the Rouyn Gold Project, located near the city of Rouyn-Noranda in Quebec. Under the terms of the purchase agreement, the Company can acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, the Company must complete a NI 43-101 compliant resource estimate, after which the Company, at its election, can purchase a 100% interest in the Project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.

In 2019, an initial diamond drilling program totaling approximately 15,000 metres is planned.

Eastern Borosi Joint Venture, Nicaragua

The 176-square-kilometre Eastern Borosi Project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). The Company currently holds an initial 51% interest in the Project and has exercised its right to enter the second option to earn up to a 70% interest in the Project. Effective December 31, 2018, reported mineral resources, on a 100% basis, included underground inferred resources totaling 3.2 million tonnes grading 6.03 g/t Au and 104 g/t Ag for 624,000 ounces of contained gold and 10,758,500 ounces of contained silver, respectively; and open pit inferred resources totaling 1.2 million tonnes grading 1.98 g/t Au and 16 g/t Ag, for 76,500 ounces of contained gold and 601,000 ounces of contained silver, respectively (see news releases dated April 3, 2018 and February 19, 2019). A supporting NI 43-101 Technical Report was filed on SEDAR on May 14, 2018.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 22

During 2018, the Joint Venture completed approximately 10,900 metres of diamond drilling to continue to test selected vein structures for extensions to mineralization. Reported highlights include: 5.75 g/t Au and 34.3 g/t Ag over 15.9 metres, including 17.78 g/t Au and 32.5 g/t Ag over 4.65 metres, and 6.78 g/t Au and 5.3 g/t Ag over 8.7 metres, including 13.2 g/t Au and 9.5 g/t Ag over 4.4 metres from the La Luna vein structure; 10.9 g/t Au and 859 g/t Ag over 8.0 metres, including 54.7 g/t Au and 3,957 g/t Ag over 1.6 metres from the San Cristobal vein structure (see Calibre news releases dated July 12, September 5, December 5, and December 18, 2018).

In 2019, approximately 6,000 metres of diamond drilling is planned to continue testing selected vein systems.

OTHER

Loma Larga (formerly Quimsacocha), Ecuador

The Company, through its 35.6% equity ownership interest in INV Metals Inc. ("INV Metals”), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. During the fourth quarter 2018, INV Metals announced the results of a feasibility study supporting the proposed development of an underground mine with an anticipated average annual production of 227,000 gold equivalent ounces over a 12-year mine life with an after-tax internal rate of return of 24.7%, payback period of 2.6 years and an after-tax net present value of $356 million (see INV Metals' news release dated November 29, 2018).

In 2019, INV Metals plans to review project optimizations, continue stakeholder engagement, advance project environmental permitting and undertake financing discussions.

QUARTERLY FINANCIAL REVIEW

		2018				2017
($ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$274.3	$244.8	$277.4	$314.5	$291.1	$268.8	$274.5	$260.5
Net earnings (loss)[1]	$(32.6)	$(9.0)	$(24.2)	$46.1	$(16.9)	$32.6	$511.6	$(16.8)
Net earnings (loss) attributable to equity holders of IAMGOLD	$(34.8)	$(9.5)	$(26.2)	$42.3	$(17.7)	$30.8	$506.5	$(18.0)
Basic earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.07)	$(0.02)	$(0.06)	$0.09	$(0.04)	$0.07	$1.09	$(0.04)
Diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.07)	$(0.02)	$(0.06)	$0.09	$(0.04)	$0.07	$1.08	$(0.04)

[1]

In the second quarter 2017, Net earnings included after-tax reversals of impairment charges totaling $479.9 million related to the Côté Gold Project and the Rosebel mine of $400.0 million and $79.9 million, respectively, and a gain on sale of a 30% interest in the Côté Gold Project of $19.2 million.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2018, the Company had $734.1 million in cash, cash equivalents and short-term investments primarily in money market funds.

On November 26, 2018, the Company received a $95 million final cash payment from Sumitomo Metal Mining Co., Ltd, in conjunction with the release of the NI 43-101, pursuant to the sale of a 30% interest in the Côté Gold Project in the second quarter 2017.

As at December 31, 2018, the Company had $23.9 million of restricted cash to guarantee the environmental indemnities related to the Essakane mine.

As at December 31, 2018, the Company had C$182.5 million ($133.7 million) of uncollateralized surety bonds to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project, up C$55.3 million ($32.2 million) compared to December 31, 2017. The increase was primarily due to higher collateral requirements in the second quarter pursuant to a new closure plan for the Westwood mine approved by the Government of Quebec in the first quarter 2018 and collateral requirements pursuant to a new closure plan for the Côté Gold Project approved by the Government of Ontario in the fourth quarter 2018.

As at December 31, 2018, the Company had short-term investments primarily in money market funds of $119.0 million.

Working capital as of December 31, 2018, was $859.7 million, down $70.2 million compared to December 31, 2017. The decrease was due to lower current assets ($74.1 million), partially offset by lower current liabilities ($3.9 million).

Current assets as of December 31, 2018 were $1,086.9 million, down $74.1 million compared to December 31, 2017. The decrease was primarily due to a decrease in consideration receivable ($93.8 million), cash and cash equivalents ($49.0 million) and short-term investments ($8.2 million), partially offset by an increase in inventories ($74.7 million).

Current liabilities as of December 31, 2018 were $227.2 million, down $3.9 million compared to December 31, 2017. The decrease was due to lower provisions ($8.1 million) and accounts payable and accrued liabilities ($0.2 million), partially offset by higher income taxes payable ($0.5 million) and other liabilities ($3.9 million).

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 23

Working Capital	December 31, 2018	December 31, 2017
Working capital[1] ($ millions)	$859.7	$929.9
Current working capital ratio[2]	4.8	5.0

[1]	Working capital is defined as current assets less current liabilities.
[2]	Current working capital ratio is defined as current assets divided by current liabilities.

On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.

The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheet and are being amortized using the effective interest rate method.

On November 15, 2018, the Company amended its $250 million credit facility. These amendments included, amongst other things, increasing the credit facility to $500 million, extending the maturity to January 31, 2023, an option to increase commitments by $100 million, the ability to enter into leases of up to $250 million, the ability to enter into gold prepaid transaction(s) of no more than 225,000 ounces, and changes to the financial covenants including the elimination of the Minimum Tangible Net Worth covenant. The Company was in compliance with its credit facility covenants as at December 31, 2018.

As at December 31, 2018, the Company had letters of credit in the amount of $0.4 million issued under the credit facility, to guarantee certain environmental indemnities.

Subsequent to year end, the Company entered into a forward gold sale arrangement ("Arrangement") with a syndicate of banks to receive a cash prepayment of $170 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022 to provide additional financial flexibility as it executes its growth strategy. Th cost of the Arrangement is 5.38% per annum.

CONTRACTUAL OBLIGATIONS

Contractual obligations as at December 31, 2018 were $754.9 million, primarily comprising contractual cash flows on long-term debt, purchase obligations, capital expenditure obligations and finance and operating leases. Management believes these obligations will be met through available cash resources and net cash from operating activities.

	Payments due by period
		Less than
At December 31, 2018	Total	1 Year	2-3 Years	3-5 years	Thereafter
Long-term debt	$582.0	$28.0	$56.0	$56.0	$442.0
Purchase obligations	110.2	107.2	2.0	0.8	0.2
Capital expenditures obligations	36.6	31.8	2.3	2.3	0.2
Finance leases	9.8	2.4	4.9	2.5	—
Operating leases	16.3	6.5	8.2	0.6	1.0
Total contractual obligations	754.9	175.9	73.4	62.2	443.4
Asset retirement obligations	314.2	7.8	13.3	18.3	274.9
	$1,069.1	$183.7	$86.7	$80.5	$718.3

The Company also uses derivative contracts to hedge for risk management purposes. Details of these contracts are included in the Market Risk section below - Summary of Hedge Portfolio.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types of hedging structures that can be executed. The Company also establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

CURRENCY EXCHANGE RATE RISK

The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including the use of deposits in Canadian dollars and euros to create a natural off-set to the exposure, and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 24

•

the spot price of the currency is within the strike price range of these executed collar contracts, the options would not be exercised and the Company would purchase the required amount of the currency at the prevailing market price;

•

the spot price of the currency is above the call strike price of the options purchased, the Company would exercise the call option contracts and purchase the required amount of the currency at prices more favourable than the prevailing market price;

•

the spot price of the currency is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts and purchase the required amount of the currency at prices less favourable than the prevailing market price.

OIL CONTRACTS AND FUEL MARKET PRICE RISK

Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

•	the average oil spot price for the month is within the strike price range of these executed collar contracts, the options would not be exercised;
•

the average oil spot price for the month is above the call strike price of the options purchased, the Company would exercise the call option contracts at prices more favourable than the prevailing market price;

•

the average oil spot price for the month is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts at prices less favourable than the prevailing market price.

SUMMARY OF HEDGE PORTFOLIO

At December 31, 2018, the Company’s hedge portfolio, which included cash held as natural hedges and derivative contracts, was as follows:

	2019	2020	2021	2022	2023
Foreign Currency
Canadian dollars[1] (millions of C$)	60	-
Canadian dollar contracts (millions of C$)	282	186
Rate range[2] ($/C$)	1.25 - 1.39	1.30 - 1.36
Hedge ratio	75%	50%
Euros[3] (millions of €)	100	-
Euro contracts (millions of €)	96	-
Rate range[4] (€/$)	1.13 - 1.20	-
Hedge ratio	75%	-
Commodities[5]
Brent oil contracts (barrels)[6]	654	573	588	420	-
Contract price range ($/barrel of crude oil)	44 - 65	50 - 65	54 - 65	53 - 65	-
Hedge ratio	90%	75%	75%	50%	-
WTI oil contracts (barrels)[6]	498	489	456	348	348
Contract price range ($/barrel of crude oil)	40 - 60	43 - 60	46 - 62	45 - 62	47 - 60
Hedge ratio	90%	75%	75%	49%	49%

[1]	During the first quarter 2018, the Company purchased C$60 million in cash at a rate of 1.3090 to be used for 2019 expenditures related to Canadian mining operations and projects.
[2]

The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options. The strike prices for the call options are C$1.25 and C$1.30. The strike prices for the put options are C$1.39 and C$1.36. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

[3]

During the second quarter 2018, the Company purchased €100 million in cash at a rate of 1.1960 to be used for 2019 expenditures, all related to West African mining operations and projects. The cash was held in short-term investments at December 31, 2018.

[4]

The Company executed euro collar options, which consist of euro put and call options. The strike price for the put options is €1.13. The strike price for the call options is €1.20. The Company will incur a loss from the difference between a lower market price and the euro put strike price. The Company will recognize a gain from the difference between a higher market price and the euro call strike price.

[5]

The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2019 through 2023. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

[6]	Quantities of barrels are in thousands.

SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	December 31, 2018	February 19, 2019
Common shares	466.8	467.9
Share options	7.1	7.1

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 25

CASH FLOW

	Three months ended		Years ended
	December 31,		December 31,
($ millions)	2018	2017	2018	2017
Net cash from (used in) per consolidated financial statements:
Operating activities	$23.1	$65.2	$191.1	$295.3
Investing activities	2.4	19.7	(224.9)	(177.4)
Financing activities	(3.2)	(4.5)	(10.5)	(117.2)
Effects of exchange rate fluctuation on cash and cash equivalents	(3.1)	0.1	(4.7)	11.4
Increase (decrease) in cash and cash equivalents	19.2	80.5	(49.0)	12.1
Cash and cash equivalents, beginning of the period	595.9	583.6	664.1	652.0
Cash and cash equivalents, end of the period	$615.1	$664.1	$615.1	$664.1

OPERATING ACTIVITIES

Net cash from operating activities for 2018 was $191.1 million, down $104.2 million from the prior year. The decrease was primarily due to changes in movements in non-cash working capital items and non-current ore stockpiles ($98.6 million) and lower earnings after non-cash adjustments ($26.3 million), partially offset by lower income taxes paid ($11.1 million) and higher net settlement of derivatives ($9.5 million). The change in movements in non-cash working capital items and non-current ore stockpiles ($98.6 million) was primarily due to higher mine supplies ($45.5 million), build up of accounts payable and accrued liabilities in the prior year ($22.0 million), higher stockpiling of low grade ore ($17.6 million) and increased value added tax recoverable at Essakane ($9.5 million). The increase in mine supplies at Rosebel and Essakane resulted from initiatives to optimize inventory levels, increase equipment availability and lower maintenance costs, including a strategic decision to re-manufacture parts in-house as opposed to outsourcing. The benefit of these mine supplies initiatives are at the early stages of being realized. Ore stockpiles were higher as a result of planned increases in ore production at Rosebel and Essakane, and a build up of heap leach ore stockpiles at Essakane.

INVESTING ACTIVITIES

Net cash used in investing activities for 2018 was $224.9 million, up $47.5 million from the prior year. The increase was primarily due to a decrease in restricted cash ($87.0 million), higher spending on property, plant and equipment ($60.2 million) and exploration and evaluation assets ($29.1 million), partially offset by a disposal of short-term investments in 2018 ($4.8 million) compared to a purchase of short-term investments in the prior year ($127.2 million).

FINANCING ACTIVITIES

Net cash used in financing activities for 2018 was $10.5 million, down $106.7 million from the prior year. The decrease was primarily due to the redemption of the 6.75% Senior Notes in the prior year ($505.6 million) and lower interest paid ($8.3 million), partially offset by net proceeds from issuance of 7% Senior Notes ($393.6 million) and issuance of flow-through shares ($15.1 million) in the prior year.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2018 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2018 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 26

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2018 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 4 of the Company's audited annual consolidated financial statements for the year ended December 31, 2018.

Qualified Person and Technical information

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by NI 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases), and have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

NOTES TO INVESTORS REGARDING THE USE OF RESOURCES

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This report uses the terms "measured resources" and "indicated resources". The Company advises investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (“the SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This report also uses the term "inferred resources". The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 27

Scientific and Technical Disclosure

IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this report, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. Investors can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study. A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Gold Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects and Joint Ore Reserves Committee. The “Qualified Person” responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD is Lise Chénard, Eng., Director, Mining Geology.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 28

She is a “Qualified Person” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

ADOPTION OF NEW ACCOUNTING STANDARDS AND NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to notes 3 and 5, respectively, of the Company’s audited annual consolidated financial statements as at December 31, 2018.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.

IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.

These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.

The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.

The Company is subject to various risks, known and unknown, arising from factors within or outside of its control. For a comprehensive discussion of these risks, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

NON-GAAP[1] PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.

GOLD MARGIN

The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

______________________________
1 GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 29

	Three months ended		Years ended
	December 31,		December 31,
($/oz of gold)	2018	2017	2018	2017
Average realized gold price[1]	$1,233	$1,277	$1,270	$1,261
Total cash costs[2,3]	797	751	793	755
Gold margin	$436	$526	$477	$506

[1]	Refer to below for calculation.
[2]	Refer to page 32 for calculation.
[3]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.

Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated financial statements.

	Three months ended		Years ended
	December 31,		December 31,
($ millions, except where noted)	2018	2017	2018	2017
Revenues	$274.3	$291.1	$1,111.0	$1,094.9
Royalty revenues	(0.1)	(0.1)	(0.4)	(0.4)
By-product credit and other revenues	(1.0)	(1.4)	(3.7)	(5.1)
Revenues - owner-operator	$273.2	$289.6	$1,106.9	$1,089.4
Sales - owner-operator (000s oz)	222	227	872	864
Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,233	$1,277	$1,270	$1,261
Revenues - Joint Ventures	$17.6	$23.4	$76.5	$82.0
Sales - Joint Ventures (000s oz)	14	18	60	65
Average realized gold price per ounce[1] - Joint Ventures ($/oz)	$1,235	$1,276	$1,270	$1,259
Average realized gold price per ounce[1,2] ($/oz)	$1,233	$1,277	$1,270	$1,261

[1]	Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.
[2]	Average realized gold price per ounce sold, consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

Net cash from operating activities before changes in working capital does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

	Three months ended		Years ended
	December 31,		December 31,
($ millions, except where noted)	2018	2017	2018	2017
Net cash from operating activities	$23.1	$65.2	$191.1	$295.3
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	10.3	11.9	11.9	1.8
Inventories and non-current ore stockpiles	27.6	0.7	87.8	21.3
Accounts payable and accrued liabilities	(5.3)	(9.6)	(2.4)	(24.4)
Net cash from operating activities before changes in working capital	$55.7	$68.2	$288.4	$294.0

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 30

ADJUSTED NET EARNINGS (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS

Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as loss on redemption of 6.75% Senior Notes, changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, reversal of impairment charges, write-down of assets, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.

The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the Consolidated statements of earnings, to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended		Years ended
	December 31,		December 31,
($ millions, except where noted)	2018	2017	2018	2017
Earnings (loss) before income taxes and non-controlling interests	$(14.3)	$13.4	$18.3	$608.1
Adjusting items:
Write-down of loan receivable	—	—	10.9	—
Adjustment to depreciation and write-down of assets	1.6	0.8	17.9	6.4
Retrenchment expense at Joint Venture	—	—	2.4	—
Reversal of impairment charges	—	—	—	(524.1)
Gain on sale of a 30% interest in the Côté Gold Project	—	—	—	(19.2)
Loss on redemption of 6.75% Senior Notes	—	—	—	20.2
Changes in estimates of asset retirement obligations at closed sites	8.8	8.4	7.3	7.5
Unrealized (gain) loss on non-hedge derivatives and warrants	0.9	2.3	9.1	(3.1)
Foreign exchange (gain) loss	4.1	1.5	13.6	(7.3)
Normalization of Costs at Westwood	—	—	—	0.7
Other	—	—	—	4.1
	15.4	13.0	61.2	(514.8)
Adjusted earnings before income taxes and non-controlling interests	1.1	26.4	79.5	93.3
Income taxes	(18.3)	(30.3)	(38.0)	(97.6)
Tax on foreign exchange translation of deferred income tax balances[1]	3.1	—	(1.0)	—
Tax impact of adjusting items	0.2	(9.1)	(2.2)	42.5
Non-controlling interests	(2.2)	(0.8)	(8.5)	(8.9)
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD	$(16.1)	$(13.8)	$29.8	$29.3
Adjusted net earnings (loss) attributable to equity holders ($/share)	$(0.03)	$(0.03)	$0.06	$0.06
Basic weighted average number of common shares outstanding (millions)	466.6	465.2	466.5	463.0

[1]	Adjustment added for periods beginning the first quarter 2018.

After adjusting reported net earnings (loss) for those items not considered representative of the Company's core business or indicative of future operations, the Company had adjusted net earnings attributable to equity holders of IAMGOLD in 2018 of $29.8 million and an adjusted net loss in the fourth quarter 2018 of $16.1 million.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 31

TOTAL CASH COSTS PER OUNCE PRODUCED

The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.

Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. Although the Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.

The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Three months ended		Years ended
	December 31,		December 31,
($ millions, except where noted)	2018	2017	2018	2017
Cost of sales[1] , excluding depreciation expense	$186.1	$181.8	$708.7	$676.6
Adjust for:
By-product credit, excluded from cost of sales	(0.4)	(0.6)	(2.2)	(2.9)
Stock movement	4.1	(5.8)	7.5	3.6
Normalization of costs at Westwood	—	—	—	(0.7)
Other mining costs	(7.7)	(9.0)	(26.2)	(26.8)
Cost attributed to non-controlling interests[2]	(11.7)	(10.9)	(44.9)	(43.2)
	(15.7)	(26.3)	(65.8)	(70.0)
Total cash costs - owner-operator	$170.4	$155.5	$642.9	$606.6
Attributable gold production - owner-operator (000s oz)	216	210	821	816
Total cash costs[3] - owner-operator ($/oz)	$792	$739	$783	$743
Total cash costs - Joint Ventures	$13.1	$16.1	$55.9	$59.8
Attributable gold production - Joint Ventures (000s oz)	15	18	61	66
Total cash costs[3] - Joint Ventures ($/oz)	$858	$882	$914	$909
Total cash costs[4]	$183.5	$171.6	$698.8	$666.4
Total attributable gold production (000s oz)	231	228	882	882
Total cash costs[3,4] ($/oz)	$797	$751	$793	$755

[1]	As per note 38 of the Company’s annual consolidated financial statements.
[2]	Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
[3]	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.
[4]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 32

ALL-IN SUSTAINING COSTS PER OUNCE SOLD

The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold.

The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.  The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including capitalized stripping, underground mine development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.

This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.

Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.

The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Essakane, Rosebel, Westwood), and in total (includes owner-operator mines and Joint Ventures).

AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

	Three months ended		Years ended
	December 31,		December 31,
($ millions, attributable, except where noted)	2018	2017	2018	2017
AISC - owner-operator
Cost of sales[1] , excluding depreciation expense	$174.1	$169.8	$661.8	$631.0
Sustaining capital expenditures[1]	48.9	42.0	158.4	129.0
By-product credit, excluded from cost of sales	(0.4)	(0.6)	(2.1)	(2.8)
Corporate general and administrative costs[2]	11.4	12.4	41.4	39.8
Environmental rehabilitation accretion and depreciation	1.8	2.4	7.7	10.3
Normalization of costs at Westwood	—	—	—	(0.7)
	$235.8	$226.0	$867.2	$806.6
AISC - Joint Ventures
Cost of sales for Joint Ventures, excluding depreciation expense	$12.1	$18.3	$55.0	$59.4
Adjustments to cost of sales[3] - Joint Ventures	0.1	2.1	0.4	7.2
	$12.2	$20.4	$55.4	$66.6
AISC[4]	$248.0	$246.4	$922.6	$873.2

Attributable gold sales - owner-operator (000s oz)	206	212	812	806
AISC - owner-operator[5] ($/oz)	$1,141	$1,068	$1,068	$1,001
AISC - owner-operator, excluding by-product credit[5] ($/oz)	$1,144	$1,070	$1,070	$1,005
Attributable gold sales (000s oz)	220	230	872	871
AISC[4,5] ($/oz)	$1,123	$1,071	$1,057	$1,003
AISC excluding by-product credit[4,5] ($/oz)	$1,125	$1,074	$1,060	$1,006

[1]

Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 38 of the annual consolidated financial statements for cost of sales of total gold mines excluding Joint Ventures, on a 100% basis, and refer to the capital expenditures table of the MD&A on page 12 for 2018 sustaining capital expenditures, on a 100% basis.

[2]	Corporate general and administrative costs exclude depreciation expense.
[3]	Adjustments to cost of sales consist primarily of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.
[4]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
[5]	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018 PAGE 33

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2018

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 34

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Board of Directors of IAMGOLD Corporation

The accompanying consolidated financial statements of IAMGOLD Corporation (“the Company”), their presentation and the information contained in Management's Discussion and Analysis including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial information of the Company presented in Management's Discussion and Analysis is consistent with that in the consolidated financial statements.

The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting. The Board of Directors carries out this responsibility principally through its Audit Committee which consists of independent directors. The Board of Directors has also designated the Chairman of the Audit Committee as the Board’s financial expert. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board of Directors and approval by the shareholders.

The external auditors audit the consolidated financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

Stephen J. J. Letwin	Carol T. Banducci
Chief Executive Officer	Chief Financial Officer
February 20, 2019	February 20, 2019

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 35

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The CEO and CFO conducted an evaluation of the design, implementation and operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report located on page 38 of the consolidated financial statements.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
IAMGOLD Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of IAMGOLD Corporation (the Company) as of December 31, 2018 and 2017, the related consolidated statements of earnings, comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 20, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 1998.

Toronto, Canada

February 20, 2019

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
IAMGOLD Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited IAMGOLD Corporation’s (the Company) internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statement of earnings, comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 20, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting in Form 40-F for the fiscal year ended December 31, 2018. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 20, 2019

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 38

CONSOLIDATED BALANCE SHEETS

		December 31,	December 31,
(In millions of U.S. dollars)	Notes	2018	2017
Assets
Current assets
Cash and cash equivalents	7	$615.1	$664.1
Short-term investments	8	119.0	127.2
Consideration receivable	10	—	93.8
Receivables and other current assets	11	78.1	75.9
Inventories	12	274.7	200.0
		1,086.9	1,161.0
Non-current assets
Investments in associates and incorporated joint ventures	13	76.8	69.0
Property, plant and equipment	14	2,436.1	1,940.2
Exploration and evaluation assets	15	47.3	474.6
Income taxes receivable		8.6	17.3
Restricted cash	9	23.9	24.5
Inventories	12	202.9	177.6
Other assets	16	78.5	102.7
		2,874.1	2,805.9
		$3,961.0	$3,966.9
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$196.0	$196.2
Income taxes payable		15.4	14.9
Current portion of provisions	17	9.0	17.1
Other liabilities	18	6.8	2.9
		227.2	231.1
Non-current liabilities
Deferred income tax liabilities	19	188.2	198.2
Provisions	17	341.4	299.0
Long-term debt	20 (a)	398.5	391.6
Other liabilities	18	13.1	0.2
		941.2	889.0
		1,168.4	1,120.1
Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	24	2,680.1	2,677.8
Contributed surplus		48.2	43.0
Retained earnings		63.1	91.3
Accumulated other comprehensive loss		(58.8)	(20.5)
		2,732.6	2,791.6
Non-controlling interests		60.0	55.2
		2,792.6	2,846.8
Contingencies and commitments	17 (b), 36
		$3,961.0	$3,966.9

The accompanying notes are an integral part of these consolidated financial statements.
Signed on behalf of the Board of Directors,

Donald K. Charter, Chairman	Stephen J. J. Letwin, Director

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 39

CONSOLIDATED STATEMENTS OF EARNINGS

		Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2018	2017
Revenues		$1,111.0	$1,094.9
Cost of sales	28	974.1	942.0
Gross profit		136.9	152.9
General and administrative expenses	29	(42.1)	(40.3)
Exploration expenses		(39.2)	(38.4)
Reversal of impairment charges	35	—	524.1
Other expenses	30	(21.5)	(18.3)
Earnings from operations		34.1	580.0
Share of net earnings from investments in associates and incorporated joint
ventures, net of income taxes	13	12.6	15.0
Finance costs	31	(8.8)	(10.9)
Foreign exchange gain (loss)		(13.6)	7.3
Interest income, derivatives and other investment gains (losses)	32	(6.0)	16.7
Earnings before income taxes		18.3	608.1
Income taxes	19	(38.0)	(97.6)
Net earnings (loss)		$(19.7)	$510.5
Net earnings (loss) attributable to
Equity holders of IAMGOLD Corporation		$(28.2)	$501.6
Non-controlling interests		8.5	8.9
Net earnings (loss)		$(19.7)	$510.5
Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding
(in millions)
Basic	26	466.5	463.0
Diluted	26	466.5	467.5
Earnings (loss) per share
Basic	26	$(0.06)	$1.08
Diluted	26	$(0.06)	$1.07

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 40

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2018	2017
Net earnings (loss)		$(19.7)	$510.5
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		(10.8)	17.9
Net realized change in fair value of marketable securities	21 (b)	(0.4)	(10.9)
Tax impact	19	1.8	(0.6)
		(9.4)	6.4
Items that may be reclassified to the statements of earnings
Movement in cash flow hedge fair value reserve
Effective portion of changes in fair value of cash flow hedges	21 (c)	(1.1)	16.5
Time value of options contracts excluded from hedge relationship	21 (c)	(15.8)	(1.9)
Net change in fair value of cash flow hedges reclassified to the statements of earnings	21 (c)	(10.9)	(4.0)
Tax impact	19	1.2	(0.3)
		(26.6)	10.3
Currency translation adjustment	13	(1.2)	0.8
Total other comprehensive income (loss)		(37.2)	17.5
Comprehensive income (loss)		$(56.9)	$528.0

Comprehensive income (loss) attributable to:
Equity holders of IAMGOLD Corporation		$(65.4)	$519.1
Non-controlling interests		8.5	8.9
Comprehensive income (loss)		$(56.9)	$528.0

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 41

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Years ended December 31,
(In millions of U.S. dollars)	Notes		2018	2017
Common shares
Balance, beginning of the year			$2,677.8	$2,628.2
Issuance of common shares			—	33.3
Issuance of flow-through common shares	24		—	13.4
Issuance of common shares for share-based compensation			2.3	2.9
Balance, end of the year			2,680.1	2,677.8
Contributed surplus
Balance, beginning of the year			43.0	40.1
Issuance of common shares for share-based compensation			(2.3)	(2.9)
Share-based compensation	27		8.4	5.9
Other			(0.9)	(0.1)
Balance, end of the year			48.2	43.0
Retained earnings
Balance, beginning of the year			91.3	(409.7)
Net earnings (loss) attributable to equity holders of IAMGOLD Corporation			(28.2)	501.6
Other			—	(0.6)
Balance, end of the year			63.1	91.3
Accumulated other comprehensive loss
Marketable securities fair value reserve
Balance, beginning of the year			(22.6)	(29.0)
Net change in fair value of marketable securities, net of income taxes			(9.4)	6.4
Balance, end of the year			(32.0)	(22.6)
Cash flow hedge fair value reserve
Balance, beginning of the year			5.4	(3.8)
Net change in fair value of cash flow hedges recognized in property, plant and equipment	21	(c)	(1.1)	(1.1)
Net change in fair value of cash flow hedges recognized in other comprehensive income, net of income taxes			(26.6)	10.3
Balance, end of the year			(22.3)	5.4
Currency translation adjustment
Balance, beginning of the year			(3.3)	(4.1)
Change for the year	13		(1.2)	0.8
Balance, end of the year			(4.5)	(3.3)
Total accumulated other comprehensive loss			(58.8)	(20.5)
Equity attributable to equity holders of IAMGOLD Corporation			2,732.6	2,791.6
Non-controlling interests
Balance, beginning of the year			55.2	49.4
Net earnings attributable to non-controlling interests			8.5	8.9
Dividends to non-controlling interests	25		(3.7)	(3.1)
Balance, end of the year			60.0	55.2
			$2,792.6	$2,846.8

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 42

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2018	2017
Operating activities
Net earnings (loss)		$(19.7)	$510.5
Adjustments for:
Finance costs	31	8.8	10.9
Depreciation expense		266.2	266.0
Derivative gain	21	(1.8)	(6.9)
Income taxes	19	38.0	97.6
Interest income	32	(13.3)	(9.4)
Reversal of impairment charges	35	—	(524.1)
Gain on sale of a 30% interest in the Côté Gold Project	10	—	(19.2)
Share of net earnings from investments in associates and incorporated joint
ventures, net of income taxes	13	(12.6)	(15.0)
Write-down of inventories	12	4.9	14.2
Loss on redemption of 6.75% Senior Notes	20 (a)	—	20.2
Write-down of related party loan receivable	37	10.9	—
Write-down of assets	30	9.2	2.5
Effects of exchange rate fluctuation on short-term investments		5.2	—
Effects of exchange rate fluctuation on cash and cash equivalents		4.7	(11.4)
Other non-cash items	34 (a)	18.7	9.6
Adjustments for cash items:
Dividends from Sadiola	13	2.1	2.1
Settlement of derivatives		10.9	1.4
Disbursements related to asset retirement obligations		(4.9)	(5.0)
Movements in non-cash working capital items and non-current ore stockpiles	34 (b)	(97.3)	1.3
Cash from operating activities, before income taxes paid		230.0	345.3
Income taxes paid		(38.9)	(50.0)
Net cash from operating activities		191.1	295.3
Investing activities
Capital expenditures for property, plant and equipment		(257.2)	(197.0)
Capitalized borrowing costs	31	(28.1)	(24.1)
Capital expenditures for exploration and evaluation assets		(42.5)	(13.4)
Net proceeds from sale of a 30% interest in the Côté Gold Project	10	92.1	96.5
Decrease in restricted cash		1.1	88.1
Acquisition of Saramacca exploration and evaluation asset	15	(8.2)	(5.0)
Interest received		12.6	7.7
Disposal (purchase) of short-term investments		4.8	(127.2)
Purchase of additional common shares of associate	13	—	(7.4)
Other investing activities	34 (c)	0.5	4.4
Net cash used in investing activities		(224.9)	(177.4)
Financing activities
Interest paid	31	(0.3)	(8.6)
Payment of finance lease obligations		(1.2)	(0.1)
Dividends paid to non-controlling interests	25	(3.7)	(3.1)
Redemption of 6.75% Senior Notes	20 (a)	—	(505.6)
Net proceeds from issuance of 7% Senior Notes	20 (a)	—	393.6
Long-term prepayment for finance lease	16	—	(4.9)
Proceeds from issuance of flow-through shares	24	—	15.1
Other financing activities		(5.3)	(3.6)
Net cash used in financing activities		(10.5)	(117.2)
Effects of exchange rate fluctuation on cash and cash equivalents		(4.7)	11.4
Increase (decrease) in cash and cash equivalents		(49.0)	12.1
Cash and cash equivalents, beginning of the year		664.1	652.0
Cash and cash equivalents, end of the year		$615.1	$664.1

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 and 2017
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated)

1.	CORPORATE INFORMATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation governed by the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.

The principal activities of the Company are the exploration, development and operation of gold mining properties.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

These consolidated financial statements of IAMGOLD and all of its subsidiaries, joint ventures and associates as at and for the years ended December 31, 2018 and 2017, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements were prepared on a going concern basis. The significant accounting policies applied in these consolidated financial statements are presented in note 4 and have been consistently applied in each of the years presented, except for the new accounting standards presented in note 3.

These consolidated financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on February 20, 2019.

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 22.

(c)	Basis of consolidation

Subsidiaries, divisions and investments in joint ventures related to significant properties of the Company are accounted for as outlined below.

Name	Property	December 31,	December 31,	Type of	Accounting
	– Location	2018	2017	Arrangement	Method

Essakane S.A.	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation

Rosebel Gold Mines N.V.	Rosebel mine (Suriname)	95%	95%	Subsidiary	Consolidation

Doyon division including the Westwood mine	Doyon division (Canada)	100%	100%	Division	Consolidation

Côté Gold division[1]	Côté Gold Project (Canada)	70%	70%	Division	Proportionate share

Euro Ressources S.A.	France	90%	90%	Subsidiary	Consolidation

Société d'Exploitation des Mines d'Or de Sadiola S.A.	Sadiola mine (Mali)	41%	41%	Incorporated joint venture	Equity accounting

Merrex Gold Inc.[2]	Diakha-Siribaya Gold Project (Mali)	100%	100%	Subsidiary	Consolidation

[1]	Effective June 20, 2017, the Company holds an undivided interest in the assets, liabilities, revenues and expenses of the Côté Gold division through an unincorporated joint venture (note 10).
[2]	On February 28, 2017, the Company increased its ownership in Merrex from 23% to 100% (note 6).

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 44

(i)	Subsidiaries

Subsidiaries are entities over which the Company has the ability to exercise control. Control of an entity is defined to exist when the Company is exposed to variable returns from involvement with the entity and has the ability to affect those returns through power over the entity. Specifically, the Company controls an entity if the Company has all of the following: power over the entity (i.e. existing rights that give the Company the current ability to direct the relevant activities of the entity); exposure, or rights, to variable returns from involvement with the entity; and the ability to use power over the entity to affect its returns. Subsidiaries are consolidated from the acquisition date, which is the date on which the Company obtains control of the acquired entity. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes a non-controlling interest. All intercompany balances, transactions, income, expenses and profits or losses have been eliminated on consolidation.

(ii)	Associates

An associate is an entity over which the Company has significant influence but neither control nor joint control. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% of voting rights but has the power to be actively involved and influence in policy decisions affecting the entity. The Company's share of net assets and net income or loss of associates is accounted for in the consolidated financial statements using the equity method. The Company has concluded that it has significant influence over its investment in INV Metals Inc. (“INV Metals”) through the level of ownership of voting rights (refer to note 13). The Company has assessed additional facts and circumstances, including voting rights and board appointments, and concluded that it does not control INV Metals.

Share of net losses from the associate is recognized in the consolidated financial statements until the carrying amount of the interest in the associate is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the associate’s operations or has made payments on behalf of the associate.

(iii)	Joint arrangements

Joint arrangements are those arrangements over which the Company has joint control established by contractual agreement and requiring unanimous consent of the joint venture parties for financial and operating decisions. The Company’s significant joint arrangements consist of joint ventures, which are structured through separate legal entities. The financial results of joint ventures are accounted for using the equity method from the date that joint control commences until the date that joint control ceases, and are prepared for the same reporting period as the Company, using consistent accounting policies. There are no significant judgments and assumptions made in determining the existence of joint control of Société d’Exploitation des Mines d’Or de Sadiola S.A.

Share of net losses from joint ventures are recognized in the consolidated financial statements until the carrying amount of the interest in the joint venture is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the joint venture’s operations or has made payments on behalf of the joint venture. Dividends received from the Company's joint ventures are presented in the Company's Consolidated statements of cash flows as operating activities.

(iv)	Unincorporated arrangements

The Company participates in an unincorporated arrangement and has rights to its share of the undivided assets, liabilities, revenues and expenses of the property, subject to the arrangement, rather than a right to a net return, and does not share joint control (note 10). All such amounts are measured in accordance with the terms of the arrangement, which is usually in proportion to the Company’s interest in the assets, liabilities, revenues and expenses of the property. These amounts are recorded in the Company’s consolidated financial statements on the appropriate lines.

(d)	Functional and presentation currency

The functional currency of the Company’s subsidiaries and joint ventures is the U.S. dollar. The functional currency of the associate (INV Metals) is the Canadian dollar. The presentation currency of the Company's consolidated financial statements is the U.S. dollar.

For the associate, assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates. Foreign exchange gains or losses on translation are included in other comprehensive income ("OCI"). The cumulative amount of the exchange differences is presented as a separate component of equity until disposal of the foreign operation.

Transactions denominated in foreign currencies are translated into the entity's functional currency as follows:

•	Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date;
•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;
•	Deferred tax assets and liabilities are translated at the exchange rate in effect at the balance sheet date with translation gains and losses recorded in income tax expense; and
•

Revenues and expenses are translated at the average exchange rates throughout the reporting period, except depreciation, which is translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 45

Exchange gains or losses on translation of transactions are included in the Consolidated statements of earnings. When a gain or loss on certain non-monetary items, such as financial assets at fair value through other comprehensive income, is recognized in OCI, the translation differences are also recognized in OCI.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

These consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2017, except for the following new accounting standards and amendments to standards and interpretations, which were effective January 1, 2018, and were applied in preparing the consolidated financial statements for the year ended December 31, 2018. These are summarized as follows:

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers ("IFRS 15"), which replaces IAS 11 - Construction Contracts and IAS 18 - Revenue. The objective of IFRS 15 is to establish a single, principles-based model to be applied to all contracts with customers in determining how and when revenue is recognized. IFRS 15 also requires entities to provide users of financial statements with more informative and relevant disclosures.

The Company adopted IFRS 15 effective January 1, 2018, with no adjustment to its consolidated financial statements. In accordance with IFRS 15, the Company has changed its accounting policy with respect to revenue recognition as follows:

The Company recognizes revenue when it transfers control of a product to the customer. The principal activity from which the Company generates its revenue is the sale of gold to third parties. Delivery of the gold is considered to be the only performance obligation. Revenues are measured based on the consideration specified in the contract with the customer.

IFRS 9 - Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 (2014) - Financial Instruments (“IFRS 9”) to replace IAS 39 - Financial Instruments: Recognition and Measurement. Effective April 1, 2014, the Company early adopted all of the requirements of IFRS 9 (2013), which was the previously issued version of IFRS 9.

The Company adopted IFRS 9 effective January 1, 2018, with no adjustment to its consolidated financial statements.

IFRS 9 has a single, forward-looking ‘expected credit loss’ model for assessing impairment of financial assets (the “ECL model”), as opposed to an incurred loss model under IFRS 9 (2013). The application of the ECL model had minimal impact on the consolidated financial statements of the Company as the credit risk related to the financial assets of the Company is low and historically, customer defaults have been negligible.

IFRIC 22 - Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration. The interpretation clarifies which date should be used for translation of a foreign currency transaction when an entity recognizes a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income (or part of it).

The interpretation was applicable for annual periods beginning on or after January 1, 2018. The Company adopted the interpretation effective January 1, 2018, with no adjustment to its consolidated financial statements.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by the Company, for its subsidiaries, joint arrangements and associate in all periods presented in these consolidated financial statements.

(a)	Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. Certain financial instruments are recorded at fair value in the Consolidated balance sheets. Refer to note 22 on fair value measurements.

	(i)	Non-derivative financial instruments

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 46

Financial assets at fair value through profit or loss

Cash and cash equivalents, restricted cash, short-term investments, bond fund investments and warrants are classified as financial assets at fair value through profit or loss and are measured at fair value. Cash equivalents are short-term investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months and less than 12 months. The unrealized gains or losses related to changes in fair value are reported in Interest income and derivatives and other investment gains (losses) in the Consolidated statements of earnings.

Amortized cost

Trade and other receivables and fixed rate investments are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.

Financial assets at fair value through other comprehensive income

The Company’s investments in equity marketable securities are designated as financial assets at fair value through other comprehensive income and are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in other comprehensive income.

Non-derivative financial liabilities

Accounts payable, accrued liabilities, senior notes, and borrowings under the credit facility are accounted for at amortized cost, using the effective interest rate method. The amortization of senior notes issue costs is calculated using the effective interest rate method, and the amortization of credit facility issue costs is calculated on a straight- line basis over the term of the credit facility.

(ii)	Non-hedge derivatives

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of other currencies compared to the U.S. dollar, and fluctuations in commodity prices such as for oil and fuel. All derivative financial instruments not designated in a hedge relationship that qualifies for hedge accounting are classified as financial instruments at fair value through profit or loss. Derivative financial instruments at fair value through profit or loss, including embedded derivatives, requiring separation from its host contact, are recorded in the Consolidated balance sheets at fair value.

Changes in the estimated fair value of non-hedge derivatives at each reporting date are included in the Consolidated statements of earnings as non-hedge derivative gain or loss.

Embedded derivatives in financial liabilities measured at amortized cost are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

(iii)	Hedge derivatives

The Company uses derivative financial instruments to hedge its exposure to exchange rate fluctuations on foreign currency denominated revenues, operating expenses and purchases of non-financial assets and its exposure to price fluctuations of consumable purchases.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the Consolidated statements of earnings when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the amounts accumulated in equity are removed and added to the carrying amount of the non-financial asset.

Any ineffective portion of a hedge relationship is recognized immediately in the Consolidated statements of earnings. The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in other comprehensive income and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the Consolidated statements of earnings when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset.

When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income. Amounts recognized in other comprehensive income are recognized in the Consolidated statements of earnings in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the Consolidated statements of earnings.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 47

If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the Consolidated statements of earnings immediately.

(b)	Inventories

Finished goods and ore stockpiles are measured at the lower of weighted average production cost and net realizable value. Mine supplies are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses.

Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing. Production overheads are allocated to inventory based on the normal capacity of production facilities. The cost of ore stockpiles is increased based on the related current cost of production for the period, and decreases in stockpiles are charged to cost of sales using the weighted average cost per tonne. Stockpiles are segregated between current and non-current inventories in the Consolidated balance sheets based on the period of planned usage.

The cost of inventory is reduced to net realizable value to reflect changes in grades, quantity or other economic factors and to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving items are made by reference to specific items of inventory. The Company reverses write-downs when there is a subsequent increase in net realizable value and where the inventory is still on hand.

Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of property, plant and equipment.

(c)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges. The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the asset retirement obligation, and for qualifying assets, borrowing costs.

The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.

Gains or losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the Consolidated statements of earnings in other expenses.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the Consolidated statements of earnings as incurred.

Property, plant and equipment presented in the Consolidated balance sheets represents the capitalized expenditures related to: construction in progress; mining properties, stripping costs; and plant and equipment, including corporate assets.

(i)	Construction in progress

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, the related exploration and evaluation assets (refer to note 4(e) below) are transferred to construction in progress costs. These amounts plus all subsequent mine development costs are capitalized. Costs are not depreciated until the project is ready for use as intended by management.

Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.

Borrowing costs are capitalized and allocated specifically to qualifying assets when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction.

Qualifying assets are defined as assets that require more than six months to be brought to the location and condition intended by management. Capitalization of borrowing costs ceases when such assets are ready for their intended use.

The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are removed from construction in progress assets and classified into the appropriate categories of property, plant and equipment and supplies inventories.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 48

(ii)	Mining properties

Capitalized costs for evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties within property, plant and equipment.

(iii)	Stripping costs

Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to mining properties within property, plant and equipment. Furthermore, stripping costs are capitalized to inventory to the extent that the benefits of the stripping activity relate to gold production inventories, concentrate inventory or ore stockpiles.

(iv)	Plant and equipment

Plant and equipment located at corporate locations includes the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements and at the mine site includes land and buildings, plant equipment, capital spares, and other equipment.

(d)	Depreciation

Effective from the point an asset is available for its intended use, property, plant and equipment are depreciated using either the straight-line or units-of-production methods over the shorter of the estimated economic life of the asset or the mining operation. Depreciation is determined based on the method which best represents the use of the assets.

The reserve and resource estimates for each mining operation are the prime determinants of the life of a mine. In general, when the useful life of property, plant and equipment is akin to the life of the mining operation and the ore body's mineralization is reasonably well defined, the asset is depreciated on a units-of-production basis over its proven and probable mineral reserves. Non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of-production method calculation prospectively. In 2018 and 2017, the Company has not incorporated any non-reserve material in its depreciation calculations on a units-of-production basis. When property, plant and equipment are depreciated on a straight-line basis, the useful life of the mining operation is determined based on the most recent life of mine (“LOM”) plan. LOM plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site.

Estimated useful lives normally vary from three to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.

Amounts related to expected economic conversions of resources to reserves recorded in an asset acquisition are not depreciated until resources are converted into reserves. Amounts related to capitalized costs of exploration and evaluation assets and construction in progress are not depreciated as the assets are not available for use.

Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method.

Capitalized borrowing costs are depreciated over the useful life of the related asset.

Residual values, useful lives and depreciation methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, change in depreciation method or residual values is accounted for prospectively.

(e)	Mineral exploration and evaluation expenditures

Exploration activities relate to the collection of exploration data which consists of geological, geophysical, geochemical, sampling, drilling, trenching, analytical test work, assaying, mineralogical, metallurgical, and other similar information that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. Mineral exploration costs are expensed as incurred.

Evaluation costs are capitalized and relate to activities to evaluate the potential technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment whether the ore body can be mined economically. Exploration properties acquired through asset acquisitions are also recognized as exploration and evaluation assets.

(f)	Other intangible assets

Other intangible assets pertain to the fair value of favourable supplier contracts related to a prior acquisition. The fair value was determined using a differential cost method based on cost savings expected from favourable terms of supplier contracts. Other intangible assets are amortized under the straight-line method based on the terms of each contract, which range from 2 to 20 years. Other intangible assets are classified in Other non-current assets in the Consolidated balance sheets.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 49

(g)	Impairment and reversal of impairment

(i)	Financial assets

Financial assets measured at amortized cost are reviewed for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment charge in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

A prior period impairment charge is reviewed for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment charge been recognized in prior periods. Impairment charge reversals are recognized in the Consolidated statements of earnings.

(ii)	Non-financial assets

The carrying amounts of the Company’s non-current assets, including property, plant and equipment and exploration and evaluation assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, the Company performs an impairment test.

An impairment test requires the Company to determine the recoverable amount of an asset or group of assets. For non-current assets, including property, plant and equipment and exploration and evaluation assets, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a cash generating unit ("CGU") for impairment testing purposes. A CGU for impairment testing is typically considered to be an individual mine site or a development project.

The recoverable amount is determined as the higher of the CGU’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment charge is recorded to the other long-lived assets in the CGU on a pro rata basis.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment charge been recognized in prior periods. An impairment charge reversal is recognized in the Consolidated statements of earnings. Impairment charges recognized in relation to goodwill are not reversed for subsequent increases in a CGU’s recoverable amount.

In the absence of market related comparative information, the FVLCD is determined based on the present value of estimated future cash flows from each long-lived asset or CGU. The assumptions used in determining the FVLCD for the CGU’s are typically life-of-mine ("LOM") production profiles, long-term commodity prices, reserves and resources, discount rates, foreign exchange rates, values of un-modeled mineralization, capital expenditures, net asset value (“NAV”) multiples and expected commencement of production for exploration and evaluation projects. Management’s assumptions and estimates of future cash flows are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience a decline in their fair value, this may result in an impairment charge in future periods, which would reduce the Company's earnings.

(h)	Asset retirement obligations

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related property, plant and equipment. For locations where mining activities have ceased, changes to obligations are charged directly to the Consolidated statements of earnings. The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on a risk-free discount rate that reflects current market assessments, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which are subject to change depending on continued operation or newly discovered reserves.

The periodic unwinding of the discount is recognized in earnings as accretion expense included in finance costs in the Consolidated statements of earnings. Additional disturbances or changes in restoration costs or in discount rates are recognized as changes to the corresponding assets and asset retirement obligation when they occur. Environmental costs at operating mines, as well as changes to estimated costs and discount rates for closed sites, are charged to earnings in the period during which they occur.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 50

(i)	Other provisions

Provisions are recognized when a legal or constructive present obligation exists as a result of a past event, for which it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized.

Certain conditions may exist as of the date of the consolidated financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events will occur or fail to occur. If the assessment of a contingency determines that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable but is reasonably possible, then the contingent liability is disclosed in the consolidated financial statements.

(j)	Income taxes

(i)	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Current income taxes related to items recognized directly in equity are recognized directly in equity.

(ii)	Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the Consolidated balance sheets and tax bases.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent or venture and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carry forward of unused tax credits and unused tax losses can be used, except:

•

When the temporary difference results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be used.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

A translation gain or loss may arise for deferred income tax purposes where the local tax currency is not the same as the functional currency for non-monetary assets. A deferred tax asset or liability is recognized on the difference between the carrying amount for accounting purposes (which reflects the historical cost in the entity’s functional currency) and the underlying tax basis (which reflects the current local tax cost, translated into the functional currency using the current foreign exchange rate). The translation gain or loss is recorded in Income taxes on the Consolidated statements of earnings.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 51

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes related to items recognized directly in equity are recognized directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

There is no certainty that future income tax rates will be consistent with current estimates.

(k)	Flow-through common shares

The Company recognizes flow-through common shares in equity based on the quoted market price of the existing shares on the date of issue. The difference between the amount recognized in common shares and the amount the investors pay for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred income tax impact is recorded as eligible expenditures are incurred.

(l)	Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Basic earnings per share are calculated by dividing earnings attributable to equity holders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are determined by adjusting the weighted average number of common shares for the dilutive effect of share-based payments, employee incentive share units, and warrants using the treasury stock method. Under this method, share options whose exercise price is less than the average market price of the Company’s common shares, are assumed to be exercised and the proceeds used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under share options and restricted share units and repurchased from proceeds is included in the calculation of diluted earnings per share.

(m)	Share-based compensation

The Company has the following share-based compensation plans with related costs included in general and administrative expenses.

(i)	Share options, share bonus plan, and deferred share plan

The Company operates a number of equity-settled share-based compensation plans in respect to its employees. Share-based compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the Consolidated statements of earnings and credited to contributed surplus within shareholders’ equity. The Company uses the graded vesting method for attributing share option expense over the vesting period.

The grant date fair value is based on the underlying market price of the shares of the Company taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model or other appropriate method and assumptions at grant date. Equity-settled awards are not re-measured subsequent to the initial grant date.

Determination of the grant date fair value requires management estimates such as risk-free interest rate, volatility and weighted average expected life. Share option expense incorporates an expected forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

The weighted average grant date fair value is the basis for which share-based compensation is recognized in earnings. Upon exercise of options and/or issuance of shares, consideration paid by employees, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.

(ii)	Share purchase plan

The Company provides a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(n)	Revenue recognition

Revenues include sales of gold and by-products.

The Company recognizes revenue when it transfers control of a product to the customer. The principal activity from which the Company generates its revenue is the sale of gold to third parties. Delivery of the gold is considered to be the only performance obligation. Revenues are measured based on the consideration specified in the contract with the customer.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 52

(o)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the contractual arrangement at inception date, including whether the arrangement contains the use of a specific asset and the right to use that asset. Where the Company receives substantially all the risks and rewards of ownership of the asset, these arrangements are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, with the interest element of the lease charged to the Consolidated statements of earnings as a finance cost. Property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

All other leases are classified as operating leases. Operating lease payments are recognized in the Consolidated statements of earnings on a straight-line basis over the lease term.

(p)	Segmented information

The Company’s operating segments are those operations whose operating results are reviewed by the Company’s chief operating decision maker ("CODM") to make resource allocation decisions and assess their performance. The Company's CODM is its Executive Committee. Operating segments whose revenues, net earnings or losses or assets exceed 10% of the total consolidated revenues, net earnings or losses or assets, are reportable segments.

In order to determine the reportable operating segments, various factors are considered, including geographical location and managerial structure. It was determined that the Company’s gold segment is divided into reportable geographic segments. The Company’s other reportable segments have been determined to be the exploration and evaluation and Corporate operating segments, which includes royalty interests located in Canada and investments in associates and joint ventures. The Company discloses segmented information for its joint ventures as it is reviewed regularly by the CODM as part of the performance assessment and resource allocation decision making processes. The operations for the joint ventures in Sadiola and Yatela have been combined for segmented information purposes as they operate in the same geographical location and share production resources and facilities.

(q)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities, within the next financial year. The most significant judgments and sources of estimation uncertainty that the Company believes could have a significant impact on the amounts recognized in its consolidated financial statements are described below.

(i)	Mineral reserves and resources

Key sources of estimation uncertainty

Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43 101 Standards of Disclosure for Mineral Projects requirements. Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates.

A number of accounting estimates, as described in the relevant accounting policy notes, are impacted by the mineral reserve and resource estimates, which form the basis of the Company's LOM plans:

•	Capitalization and depreciation of stripping costs (note 4(c)(iii));
•	Determination of the useful life of property, plant and equipment and measurement of the depreciation expense (note 4(d));
•

Exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability (note 4(e)). The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances;

•	Consideration of whether assets acquired meet the definition of a business or should be accounted for as an asset acquisition (note 6);
•	Impairment and reversal of impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs (note 4(g)(ii)); and
•	Estimates of the outlays and their timing for asset retirement obligations (note 4(h)).

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 53

(ii)	Impairment and reversal of impairment assessment of non-financial assets

Key sources of estimation uncertainty

Management’s assumptions and estimate of future cash flows used in the Company’s impairment assessment of non- financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control.

If an indication of impairment or reversal of a previous impairment charge exists, or if an Exploration and evaluation asset is determined to be technically feasible and commercially viable, an estimate of a CGU's recoverable amount is calculated. The recoverable amount is based on the higher of FVLCD and VIU using a discounted cash flow methodology taking into account assumptions that would be made by market participants, unless there is a market price available based on a recent purchase or sale of a mine. Cash flows are for periods up to the date that mining is expected to cease which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production.

In estimating the net realizable value of inventories, a significant estimate is made regarding the quantities of saleable metals included in stockpiles based on the quantities of ore, the grade of ore and the estimated recovery percentage. There can be no assurance that actual quantities will not differ significantly from estimates used.

Judgments made in relation to accounting policies

Both internal and external sources of information are required to be considered when determining whether an impairment indicator or indicator of a previous impairment has reversed may be present. Judgment is required around significant adverse changes in the business climate which may be indicators for impairment such as a significant decline in the asset’s market value, decline in resources and/or reserves as a result of geological re-assessment or change in timing of extraction of resources and/or reserves which would result in a change in the discounted cash flow obtained from the site, and lower metal prices or higher input cost prices than would have been expected since the most recent valuation of the site. Judgment is also required when considering whether significant positive changes in any of these items indicate a previous impairment may have reversed.

Judgment is required to determine whether there are indications that the carrying amount of an exploration project is unlikely to be recovered in full from successful development of the project or by sale.

(iii)	Derivative financial instruments

Judgments made in relation to accounting policies

Judgment is required to determine if an effective hedging relationship exists throughout the financial reporting period for derivative financial instruments classified as either a fair value or cash flow hedge. Management assesses the relationships on an ongoing basis to determine if hedge accounting is appropriate.

Key sources of estimation uncertainty

The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil and gold. Forecasts are based on estimates of future transactions. For its derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 21 for more detailed information and sensitivity analyses based on changes in currencies and commodity prices.

(iv)	Provisions and recognition or not of a liability for loss contingencies

Judgments made in relation to accounting policies

Judgments are required to determine if a present obligation exists at the end of the reporting period and by considering all available evidence, including the opinion of experts. The most significant provisions that require judgment to determine if a present obligation exists are asset retirement obligations (AROs). This includes assessment of how to account for obligations based on the most recent closure plans and environmental regulations.

Key sources of estimation uncertainty

Provisions related to present obligations, including AROs, are management’s best estimate of the amount of probable future outflow, expected timing of payments, and discount rates. Refer to note 17.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 54

(v)	Unincorporated arrangements

Judgments made in relation to accounting policies

The Company applies its judgment in the interpretation of relevant guidance under IFRS 11 Joint Arrangements to account for its interest in unincorporated arrangements (note 10).

(vi)	Determination of deferred income tax assets

Key sources of estimation uncertainty

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered. There is no certainty that future income tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings. For more information, refer to notes 4(j)(ii) and 19.

5.	NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The following new accounting standards were not yet effective for the year ended December 31, 2018, and have not been applied in preparing these consolidated financial statements.

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16 - Leases ("IFRS 16"). The objective of IFRS 16 is to recognize substantially all leases on balance sheet for lessees. IFRS 16 requires lessees to recognize a "right-of-use" asset and a lease liability calculated using a prescribed methodology, except for short-term leases and leases with low value underlying assets. In addition, the nature and timing of expenses related to leases will change, as IFRS 16 replaces the straight-line operating leases expense with the depreciation expense for the assets and interest expense on the lease liabilities. The effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019. A lessee can choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach.

The Company will adopt IFRS 16 for the annual period beginning January 1, 2019 using the modified retrospective approach which does not require restatement of comparative periods. Instead, the cumulative impact of applying IFRS 16 will be accounted for as an adjustment to equity at the beginning of 2019. The Company elected to apply the practical expedient to grandfather its previous assessment of which existing contracts are, or contain, leases.

The Company expects IFRS 16 will result in the recognition of additional right of use assets and lease liabilities on the balance sheet, a decrease in lease expense and a corresponding increase in depreciation and interest expenses. The Company also expects cash flows from operating activities to increase under IFRS 16 as lease payments for substantially all leases will be recorded as financing outflows in the Consolidated statement of cash flows as opposed to operating cash flows.

The Company has substantially completed its assessment of existing operating leases and will finalize its assessment and report more detailed information in its first quarter 2019 consolidated interim financial statements.

IFRIC 23 - Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments. This interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation is applicable for annual periods beginning on or after January 1, 2019. The Company will adopt the interpretation for the annual period beginning on January 1, 2019, and expects that there will be no material impact on the Company's consolidated financial statements.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 55

6.	ACQUISITION

Merrex - Diakha-Siribaya Gold Project

On February 28, 2017, the Company acquired all of the issued and outstanding common shares and all of the outstanding common share purchase warrants and options of Merrex Gold Inc. ("Merrex"), that it did not already own. Merrex owns a 50% interest in the Diakha-Siribaya Gold Project in Mali. Including the 50% interest already held directly in the Diakha-Siribaya Gold Project, the Company has a 100% interest in the Project. IAMGOLD issued an aggregate of approximately 6.9 million common shares. The total purchase price amounted to $27.5 million, which included transaction costs of $0.2 million, and was net of cash and cash equivalents acquired of $0.1 million.

Based on management’s judgment, the acquisition did not meet the IFRS definition of a business combination as the primary asset (Diakha-Siribaya Gold Project) is an exploration stage property and has not identified economically recoverable ore reserves. Consequently, the transaction was recorded as an asset acquisition.

The purchase price allocation for this acquisition was finalized in 2017. The total purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration transferred at the closing date of the acquisition.

Assets acquired and liabilities assumed	Notes
Exploration and evaluation assets	15	$36.6
Current liabilities		(3.9)
Other non-current liabilities		(0.4)
		$32.3
Consideration transferred
Share consideration		$27.4
Less: Cash and cash equivalents acquired		(0.1)
Transaction costs		0.2
		27.5
Initial investment[1]	13	4.8
		$32.3

[1]

Prior to completion of the above mentioned transaction, IAMGOLD owned approximately 45.8 million common shares of Merrex, which represented approximately 23% of Merrex's issued and outstanding common shares, and was accounted for as an investment in an associate, using the equity method (note 13). The carrying amount of the investment of $4.8 million on the date of the acquisition has been included in the total cost of the Merrex Exploration and evaluation assets (note 15).

7.	CASH AND CASH EQUIVALENTS

	December 31,	December 31,
	2018	2017
Cash	$440.3	$489.2
Short-term deposits with initial maturities of three months or less	174.8	174.9
	$615.1	$664.1

8.	SHORT-TERM INVESTMENTS

	December 31,	December 31,
	2018	2017
Money market funds[1]	$114.6	$124.6
Other	4.4	2.6
	$119.0	$127.2

[1]	Money market funds are comprised of short-term fund investments with redemption notice periods of 185 days.

9.	RESTRICTED CASH

The Company had long-term restricted cash of $23.9 million and $nil as at December 31, 2018 (December 31, 2017 - $19.5 million and $5.0 million), to guarantee the environmental indemnities related to the Essakane and Rosebel mines, respectively.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 56

10.	CONSIDERATION RECEIVABLE

Sale of a 30% interest in the Côté Gold Project

On May 8, 2017, the Company entered into a Memorandum of Understanding with Sumitomo Metal Mining Co., Ltd. ("SMM") under which SMM would acquire a 30% interest in the Côté Gold Project, including certain assets and liabilities attributable thereto, for an aggregate consideration of $195 million. On June 5, 2017, the Company entered into a definitive Investment Agreement and a definitive Joint Venture Agreement with SMM with respect to the Côté Gold Project and the transaction closed on June 20, 2017. On closing, the Company received $100 million of the consideration and the remaining consideration of $95 million was received during the fourth quarter of 2018, pursuant to releasing the Project feasibility study.

In 2017, the Company paid $3.5 million in transaction costs upon closing of the transaction. In December 2018, the Company paid a further $2.9 million on receipt of the remaining consideration of $95 million. The $95 million consideration receivable from SMM was discounted to its present value on June 20, 2017, and was carried at an amortized cost of $93.8 million as at December 31, 2017.

On closing, the Company recorded a net gain of $19.2 million on the sale of the 30% interest in the Côté Gold Project to SMM, which has been included under Interest income, derivatives and other investment gains (losses) (note 32) in the Consolidated statements of earnings.

11.	RECEIVABLES AND OTHER CURRENT ASSETS

		December 31,	December 31,
	Notes	2018	2017
Gold receivables		$1.6	$—
Income taxes receivable		4.0	3.2
Receivables from governments[1]		53.4	42.2
Receivables from related parties	37	0.1	0.1
Other receivables		4.1	6.7
Total receivables		63.2	52.2
Prepayment for other assets		2.9	—
Marketable securities	22 (a)	0.5	—
Prepaid expenses		11.4	9.6
Derivatives	22 (a)	0.1	14.1
		$78.1	$75.9

1	Receivables from governments relate primarily to value added tax.

12.	INVENTORIES

	December 31,	December 31,
	2018	2017
Finished goods	$60.7	$52.8
Ore stockpiles	27.3	5.0
Mine supplies	186.7	142.2
	274.7	200.0
Non-current ore stockpiles	202.9	177.6
	$477.6	$377.6

For the year ended December 31, 2018, the Company recognized a net realizable value write-down in finished goods and ore stockpiles amounting to $1.0 million (December 31, 2017 - $4.2 million).

For the year ended December 31, 2018, the Company recognized a write-down in mine supplies inventories amounting to $3.9 million (December 31, 2017 - $10.0 million).

For the year ended December 31, 2018, $nil was recognized in Cost of sales for costs relating to operating below normal capacity at Westwood (December 31, 2017 - $0.7 million).

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 57

13.	INVESTMENTS IN ASSOCIATES AND INCORPORATED JOINT VENTURES

	Notes	Associates[1]	Sadiola[2]	Yatela[2]	Total
Balance, January 1, 2017		$5.7	$46.9	$—	$52.6
Purchase of additional common shares of associate[3]		7.4	—	—	7.4
Currency translation adjustment		0.8	—	—	0.8
Share of net earnings (loss), net of income taxes		(1.4)	16.5	(0.1)	15.0
Share of net loss recorded as provision		—	—	0.1	0.1
Share of dividends received		—	(2.1)	—	(2.1)
Acquisition of control over associate[4]		(4.8)	—	—	(4.8)
Balance, December 31, 2017		7.7	61.3	—	69.0
Currency translation adjustment		(1.2)	—	—	(1.2)
Share of net earnings (loss), net of income taxes		(1.5)	13.1	1.0	12.6
Share of net earnings recorded as a reduction of the provision	17	—	—	(1.0)	(1.0)
Share of dividends received		—	(2.1)	—	(2.1)
Other		—	(0.5)	—	(0.5)
Balance, December 31, 2018		$5.0	$71.8	$—	$76.8

[1]	IAMGOLD includes results based on the latest publicly available information.
[2]	The Company's incorporated joint ventures are not publicly listed.
[3]

Associate relates to INV Metals Inc. ("INV Metals"), a publicly traded company incorporated in Canada. The Company's ownership interest in INV Metals as at December 31, 2018 was 35.6% (December 31, 2017 - 35.6%). On March 2, 2017, the Company participated in INV Metals' common shares public equity offering and acquired an additional 9.8 million common shares of INV Metals at a price of C$1.00 per share for an aggregate amount of $7.4 million (C$9.8 million). This acquisition allowed the Company to maintain a 35.6% ownership in INV Metals.

[4]

As of February 28, 2017, the Company acquired all of the issued and outstanding common shares and all of the outstanding common share purchase warrants of Merrex Gold Inc. that it did not already own (note 6).

The following table reconciles the summarized balance sheet to the carrying amount of the Company’s interest in joint ventures:

		December 31, 2018		December 31, 2017
		Sadiola	Yatela	Sadiola	Yatela
Company's equity percentage of net assets of joint ventures	Notes	41%	40%	41%	40%

Share of net assets (liabilities) of joint ventures		$72.3	$(30.1)	$61.3	$(31.1)
Loss applied to loans receivable		—	16.0	—	16.0
Loss recognized in provision	17	—	14.1	—	15.1
Other		(0.5)	—	—	—

Carrying amount of interest in joint ventures		$71.8	$—	$61.3	$—

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 58

Financial information for investments in Sadiola and Yatela, not adjusted for the percentage held by the Company, is summarized below:

	Year ended December 31,		Year ended December 31,
	2018		2017
Joint Ventures	Sadiola	Yatela	Sadiola	Yatela
Summarized statements of earnings
Revenues	$180.9	$6.0	$192.5	$7.7
Depreciation expense	(4.4)	—	(4.0)	—
Other expenses	(143.1)	(3.8)	(143.1)	(8.0)
Income tax (expense) recovery	(1.6)	0.4	(5.2)	(0.1)
Net earnings (loss) and other comprehensive income (loss)	$31.8	$2.6	$40.2	$(0.4)

Summarized balance sheet	December 31, 2018		December 31, 2017
Assets
Cash and cash equivalents	$90.1	$0.8	$62.4	$0.5
Other current assets	55.0	7.6	53.8	7.9
Non-current assets	251.5	—	314.5	—
	$396.6	$8.4	$430.7	$8.4
Liabilities
Current liabilities	$44.0	$45.0	$58.6	$55.8
Non-current liabilities	176.1	38.3	222.4	30.2
	$220.1	$83.3	$281.0	$86.0
Net assets (liabilities)	$176.5	$(74.9)	$149.7	$(77.6)

Associate's combined financial information as reported by INV Metals are summarized below:

	12 Months ended[1]
	2018	2017
Net loss	$(2.9)	$(3.1)
Other comprehensive income (loss)	1.3	(2.2)
Comprehensive loss	$(1.6)	$(5.3)

[1]	IAMGOLD includes results based on the latest 12 months of publicly available information.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 59

14.	PROPERTY, PLANT AND EQUIPMENT

	Construction	Mining	Plant and
	in progress	properties	equipment	Total
Cost
Balance, January 1, 2017	$2.8	$2,336.5	$1,886.9	$4,226.2
Additions	20.9	128.3	83.1	232.3
Changes in asset retirement obligations	—	4.6	—	4.6
Disposals	—	(0.2)	(31.2)	(31.4)
Transfers within Property, plant and equipment	(16.6)	16.9	(0.3)	—
Balance, December 31, 2017	7.1	2,486.1	1,938.5	4,431.7
Additions	41.0	162.1	91.5	294.6
Changes in asset retirement obligations	—	30.1	—	30.1
Disposals	—	(0.3)	(83.8)	(84.1)
Transfers within Property, plant and equipment	(15.3)	41.3	(26.0)	—
Transfers from Exploration and evaluation assets[1]	482.3	—	—	482.3
Balance, December 31, 2018	$515.1	$2,719.3	$1,920.2	$5,154.6

	Construction	Mining	Plant and
	in progress	properties	equipment	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2017	$—	$1,481.5	$876.5	$2,358.0
Depreciation expense[2]	—	111.8	173.9	285.7
Disposals	—	—	(28.1)	(28.1)
Reversal of impairment charge[3]	—	(124.1)	—	(124.1)
Balance, December 31, 2017	—	1,469.2	1,022.3	2,491.5
Depreciation expense[2]	—	140.4	161.7	302.1
Disposals	—	—	(75.1)	(75.1)
Balance, December 31, 2018	$—	$1,609.6	$1,108.9	$2,718.5
Carrying amount, December 31, 2017	$7.1	$1,016.9	$916.2	$1,940.2
Carrying amount, December 31, 2018	$515.1	$1,109.7	$811.3	$2,436.1

[1]	Refer to note 15.
[2]	Excludes depreciation expense related to Corporate assets, which is included in General and administrative expenses.
[3]	Refer to note 35.

In 2018, borrowing costs attributable to qualifying assets associated with the Essakane, Rosebel and Westwood mines capitalized totaled $21.9 million (2017 - $22.4 million) at a weighted average interest rate of 7.24% (2017 - 7.16%) .

As at December 31, 2018, mining properties included capitalized stripping costs of $239.9 million (December 31, 2017 - $224.7 million). Stripping costs of $81.5 million were capitalized during 2018 (2017 - $57.3 million), and $66.3 million were depreciated during 2018 (2017 - $47.4 million).

As at December 31, 2018, the carrying amount of plant and equipment included $9.1 million (December 31, 2017 - $0.2 million) of equipment held under finance leases.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 60

15.	EXPLORATION AND EVALUATION ASSETS

			Diakha-
			Siribaya
	Côté Gold	Saramacca	Gold
	Project	Project	Project	Other[1]	Total
Balance, January 1, 2017	$154.9	$10.0	$—	$4.3	$169.2
Exploration and evaluation expenditures[2]	8.1	11.2	—	0.9	20.2
Acquired Exploration and evaluation assets	—	15.9	36.6	—	52.5
Reversal of impairment charge[3]	400.0	—	—	—	400.0
Sale of a 30% interest in the Côté Gold Project	(167.3)	—	—	—	(167.3)
Balance, December 31, 2017	395.7	37.1	36.6	5.2	474.6
Exploration and evaluation expenditures[2]	22.0	24.3	—	5.5	51.8
Acquired Exploration and evaluation assets	—	3.2	—	—	3.2
Transfers to Property, plant and equipment[4]	(417.7)	(64.6)	—	—	(482.3)
Balance, December 31, 2018	$—	$—	$36.6	$10.7	$47.3

[1]

Other exploration and evaluation expenditures for the year ended December 31, 2018, included an option payment to Vanstar Mining Resources Inc. for the Nelligan exploration Project of $1.7 million, in addition to $3.8 million in capitalized feasibility study costs relating to the Boto Gold Project.

[2]

For the year ended December 31, 2018, borrowing costs attributable to Exploration and evaluation assets totaling $4.8 million (December 31, 2017 - $1.9 million) were capitalized at a weighted average rate of 7.24% (2017 - 7.16%).

[3]	Refer to note 35.
[4]

During the fourth quarter of 2018, capitalized costs related to the Côté Gold Project and the Saramacca Project were transferred from Exploration and evaluation assets to Property, plant and equipment - Construction in progress (note 14).

As at December 31, 2018, Exploration and evaluation assets that consisted of the Côté Gold Project (carrying amount as at December 31, 2018 - $417.7 million; December 31, 2017 - $395.7 million), and the Saramacca Project (carrying amount as at December 31, 2018 - $64.6 million, December 31, 2017 - $37.1 million), had reached technical feasibility and commercial viability and were transferred to Property plant and equipment - Construction in progress. Impairment tests were performed for the Côté Gold Project and the Saramacca Project and resulted in no impairments. As at December 31, 2017, the Company recorded an impairment charge reversal of $400.0 million on the Exploration and evaluation assets of the Côté Gold Project as a result of the sale of a 30% interest to SMM (note 10).

On December 12, 2016, the Company finalized the agreement to acquire the rights to the Saramacca property. The purchase consideration included 3.125 million contingently issuable IAMGOLD common shares to be issued to the Government of Suriname in three approximately equal tranches in 12 month intervals (note 24). On November 27, 2017, the Company issued the first tranche of the 3.125 million contingently issuable IAMGOLD common shares to the Government of Suriname and retained the right to explore the Saramacca property. This equity issuance in 2017of 1.042 million IAMGOLD common shares was accounted for as an addition to Exploration and evaluation assets of $5.9 million based on the fair value of the IAMGOLD common shares on the date of the issuance.

On December 8, 2017, the Company amended the agreement with the Government of Suriname to include all National Instrument 43-101 ("NI 43-101") resource categories in the potential upward adjustment to the purchase price in addition to the indicated and measured resources. Based on the terms of the amended agreement and the most recent estimate of contained gold ounces of resources identified at the Saramacca property, the Company made a cash pre-payment of $5.0 million and accrued for an additional $5.0 million which was paid in 2018 to the Government of Suriname for the upward adjustment to the purchase price and accounted for the total upward adjustment to the purchase price of $10.0 million as an addition to Exploration and evaluation assets in 2017.

On November 29, 2018, the Company amended the agreement with the Government of Suriname such that the parties may substitute the issuance of the second tranche of shares with a cash payment. On December 11, 2018, a cash payment equivalent to the second tranche of 1.042 million IAMGOLD common shares was made to the Government of Suriname, at a price of $3.11 per share based on the volume weighted average price of the last 20 days, for a total payment of $3.2 million.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 61

16.	OTHER NON-CURRENT ASSETS

		December 31,	December 31,
	Notes	2018	2017
Net loan receivable from related party	37	$14.0	$36.3
Marketable securities and warrants	22 (a)	14.8	24.2
Advances for the purchase of capital equipment		33.4	19.9
Bond fund investments	22 (a)	1.0	1.9
Royalty interests		5.6	5.6
Long-term prepayment[1]		4.9	4.9
Derivatives	22 (a)	—	4.4
Other		4.8	5.5
		$78.5	$102.7

[1]

On March 6, 2017, the Company signed an agreement with a third-party for the construction of a solar power plant to deliver power to the Essakane mine for a period of 15 years upon commissioning for active use. The solar power plant was commissioned for active use on June 1, 2018. A prepayment of $4.9 million was made in 2017 towards the purchase of power in connection with the agreement, and will be utilized as the power is delivered over the term of the agreement.

As at December 31, 2018, the allowance for doubtful non-current non-trade receivables from related parties was $46.9 million, (December 31, 2017 - $36.0 million).

17.	PROVISIONS

		December 31,	December 31,
	Notes	2018	2017
Asset retirement obligations		$327.6	$292.8
Yatela loss provision[1]	13	13.2	15.1
Other		9.6	8.2
		$350.4	$316.1
Current portion of provisions		$9.0	$17.1
Non-current provisions		341.4	299.0
		$350.4	$316.1

[1]

During the year ended December 31, 2018, the Company spent $0.9 million (December 31, 2017 - $nil) to fund the Yatela closure plan. This was recognized as a reduction of the provision for Yatela as a result of the Company equity accounting for the investment.

(a)	Asset retirement obligations

The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life, discount rates, changes in approved closure plans, changes in estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.

The following table presents the reconciliation of the provision for asset retirement obligations:

		Years ended December 31,
	Notes	2018	2017
Balance, beginning of the year		$292.8	$285.1
Revision of estimated cash flows and discount rates:
Capitalized in Property, plant and equipment	14	30.1	4.6
Changes in asset retirement obligations at closed sites	30	7.3	7.5
Sale of 30% interest in the Côté Gold Project		—	(0.3)
Accretion expense	31	1.2	0.9
Disbursements		(4.0)	(5.0)
Other		0.2	—
Balance, end of the year		327.6	292.8
Less current portion		(7.8)	(10.8)
Non-current portion		$319.8	$282.0

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 62

As at December 31, 2018, the Company had letters of credit in the amount of $0.4 million to guarantee certain environmental indemnities (December 31, 2017 - $1.3 million). In addition, the Company had restricted cash of $23.9 million (December 31, 2017 - $19.5 million) to guarantee the environmental indemnities related to the Essakane mine and $nil (December 31, 2017 - $5.0 million) to guarantee the environmental indemnities related to the Rosebel mine (note 9).

As at December 31, 2018, the Company had uncollateralized surety bonds outstanding of C$134.6 million ($98.6 million; December 31, 2017 - C$127.2M ($101.6 million) to guarantee the environmental indemnities related to the Doyon division. The increase was primarily due to higher collateral requirements pursuant to a new closure plan for the Westwood mine, partially offset by lower collateral requirements for the Doyon mine pursuant to a new closure plan, both of which were approved by the Government of Quebec in the first quarter 2018 (note 20(c)).

As at December 31, 2018, the Company had uncollateralized surety bonds outstanding of C$47.9 million ($35.1 million; December 31, 2017 - C$nil) to guarantee the environmental indemnities of the Côté Gold Project. The collateral requirements for the Côté Gold Project are pursuant to a closure plan approved by the Government of Ontario in the fourth quarter 2018 (note 20(c)).

As at December 31, 2018, the schedule of estimated undiscounted future disbursements for rehabilitation was as follows:

	C$[1]	$[1]
2019	$10.7	$—
2020	18.1	—
2021	14.7	0.3
2022	9.8	—
2023	8.4	1.9
2024 onwards	117.4	180.7
	$179.1	$182.9

[1]	Disbursements in US$ relate to the Essakane and Rosebel mines, and C$ disbursements relate to the Doyon mine and other Canadian sites.

As at December 31, 2018, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average real discount rates assumed in measuring the asset retirement obligations were as follows:

	Undiscounted	Undiscounted
	Amounts	Amounts	Expected
	Required	Required	Timing of	Average Real
	(C$)	($)	Payments	Discount Rates
Rosebel mine	$—	$96.3	2019-2064	0.8%
Essakane mine	—	86.6	2019-2031	0.7%
Doyon mine	152.8	—	2019-2047	0.3%
Other Canadian sites	26.3	—	2019-2118	0.2%
	$179.1	$182.9

(b)	Provisions for litigation claims and regulatory assessments

By their nature, contingencies will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events. The assessment of contingencies inherently involves the exercise of significant judgments and estimates of the outcome of future events.

The Company operates in various countries and may be subject to assessments by the regulatory authorities in each of those countries, which can be complex and subject to interpretation. Assessments may relate to matters such as income and other taxes, duties and environmental matters. The Company exercises informed judgment to interpret the provisions of applicable laws and regulations as well as their application and administration by regulatory authorities to reasonably determine and pay the amounts due. From time to time, the Company may undergo a review by the regulatory authorities and in connection with such reviews, disputes may arise with respect to the Company’s interpretations about the amounts due and paid.

The Company is also subject to various litigation actions. Management assesses the potential outcome of litigation and regulatory assessments based on input from in-house counsel, outside legal advisors, and other subject matter experts. Accordingly, the Company establishes provisions for future disbursements considered probable.

As at December 31, 2018, the Company did not have any material provisions for litigation claims or regulatory assessments. Further, the Company does not believe claims or regulatory assessments, for which no provision has been recorded, will have a material impact on the financial position of the Company.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 63

18.	OTHER LIABILITIES

		December 31,	December 31,
	Notes	2018	2017
Finance lease liabilities		$9.3	$0.2
Derivatives	22 (a)	10.6	—
Other liabilities	10	—	2.9
		$19.9	$3.1
Current portion of other liabilities		$6.8	$2.9
Non-current portion of other liabilities		13.1	0.2
		$19.9	$3.1

19.	INCOME TAXES

The effective tax rates for the years ended December 31, 2018 and 2017 were 207.7% and 16.0%, respectively. Income tax expenses/(recoveries) consisted of the following components:

	Years ended December 31,
	2018	2017
Current income taxes:
Canadian current income taxes	$3.3	$3.0
Foreign current income taxes	41.8	56.7
	45.1	59.7
Deferred income taxes:
Canadian deferred income taxes - origination and reversal of temporary differences	(3.5)	4.6
Foreign deferred income taxes - origination and reversal of temporary differences	(3.6)	32.5
Changes in tax rates or imposition of new taxes	—	0.8
	(7.1)	37.9
Total income tax expense	$38.0	$97.6

The Company is subject to income tax in several jurisdictions, at various tax rates. A number of factors other than the current year tax rates affect the relationship between the income or losses in a jurisdiction for financial accounting reporting purposes and the income tax provision required to be recognized for those same reporting purposes.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 64

These factors are illustrated below on all of the consolidated earnings before income taxes after applying a tax rate of 26.6%, reflecting the combined Canadian statutory corporate income tax rate which applies to the Company as a legal entity for the year ended December 31, 2018 (December 31, 2017 - 26.6%):

	Years ended December 31,
	2018	2017
Earnings before income taxes	$18.3	$608.1
Income tax provision - 26.6% (26.6% in 2017)	$4.9	$161.8
Increase (reduction) in income taxes resulting from:
Earnings in foreign jurisdictions subject to a different tax rate than 26.6%	(6.7)	1.4
Permanent items that are not included in income / losses for tax purposes:
Non-deductible expenses	8.7	5.5
Income/(losses) not recognized for tax purposes	(1.2)	(1.1)
Tax provisions not based on legal entity income or losses for the year:
Provincial mining duty tax	(0.4)	6.0
Non-resident withholding tax	2.2	2.6
Under/(over) tax provisions	1.6	6.0
Changes in tax rates	—	0.8
Other	0.1	(3.2)
Other adjustments:
Unrecognized recoveries (expenses) in deferred tax provisions	30.1	(84.0)
Foreign exchange related to deferred income taxes	(1.0)	2.6
Other	(0.3)	(0.8)
Total income tax expense	$38.0	$97.6

The components that give rise to deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2018	2017
Deferred income tax assets:
Non-capital losses	$105.2	$71.9
Asset retirement obligations	2.8	2.5
Other	31.2	28.5
	139.2	102.9
Deferred income tax liabilities:
Property, plant and equipment	(273.5)	(253.9)
Royalty interests	(7.2)	(8.0)
Other intangible assets	—	(0.2)
Mining duties	(22.6)	(26.1)
Marketable securities	—	(1.5)
Inventory and Reserves	(21.5)	(6.5)
Other	(2.6)	(4.9)
	(327.4)	(301.1)
Net deferred income tax liabilities	$(188.2)	$(198.2)

Classification:
Non-current assets	$—	$—
Non-current liabilities	$(188.2)	$(198.2)
	$(188.2)	$(198.2)

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 65

Income tax expenses/(recoveries) related to OCI consisted of the following components:

	Years ended December 31,
	2018	2017
Unrealized change in fair value of marketable securities	$(1.8)	$0.6
Hedges	(1.2)	0.3
Total income taxes related to OCI	$(3.0)	$0.9

Unrecognized Deferred Income Tax Assets

As at December 31, 2018, the Company did not recognize the benefit related to the deferred income tax assets for the related items in its consolidated financial statements, as management did not consider it probable that the Company would be able to realize the deferred income tax assets in the future.

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	December 31,	December 31,
	2018	2017
Non-capital losses	$550.4	$619.0
Net capital losses	72.5	82.9
Exploration and evaluation assets	497.8	306.4
Deduction for future mining duty taxes	22.6	26.1
Asset retirement obligations	163.1	157.5
Other deductible temporary differences	44.2	41.1
	$1,350.6	$1,233.0

The net capital loss carry forwards are restricted in use against capital gains but may be carried forward indefinitely. The exploration and evaluation assets may be carried forward indefinitely. At December 31, 2018, the non-capital loss carry forwards expire as follows:

Expiry Date	2019	2020	2021	2022	2023+	No Expiry	Total
Total unrecognized losses	$1.6	$0.7	$1.1	$1.9	$432.8	$112.3	$550.4

The Company has not recognized a deferred income tax liability on temporary differences of $719.3 million (December 31, 2017 - $794.2 million) related to investments in certain subsidiaries and joint ventures because the Company can control the reversal of the temporary differences and the temporary differences are not expected to reverse in the foreseeable future.

The Company designates all dividends paid to its shareholders to be eligible dividends. The 2018 movement for net deferred income tax liabilities is summarized as follows:

			Other
	December 31,	Statements	comprehensive		December 31,
	2017	of earnings	income	Other	2018
Deferred income tax assets:
Non-capital losses	$71.9	$33.3	$—	$—	$105.2
Asset retirement obligations	2.5	0.3	—	—	2.8
Other assets	28.5	1.5	1.2	—	31.2
Deferred income tax liabilities:
Property, plant and equipment	(253.9)	(19.6)	—	—	(273.5)
Royalty interests	(8.0)	0.8	—	—	(7.2)
Other intangible assets	(0.2)	0.2	—	—	—
Mining duties	(26.1)	3.5	—	—	(22.6)
Marketable securities	(1.5)	(0.3)	1.8	—	—
Inventories and Reserves	(6.5)	(15.0)	—	—	(21.5)
Other	(4.9)	2.4	—	(0.1)	(2.6)
	$(198.2)	$7.1	$3.0	$(0.1)	$(188.2)

The 2017 movement for net deferred income tax liabilities is summarized as follows:

			Other
	December 31,	Statements	comprehensive		December 31,
	2016	of earnings	income	Other	2017
Deferred income tax assets:
Exploration and evaluation assets	$109.1	$(109.1)	$—	$—	$—
Non-capital losses	—	71.9	—	—	71.9
Asset retirement obligations	3.7	(1.2)	—	—	2.5
Other assets	10.3	18.2	—	—	28.5
Deferred income tax liabilities:
Property, plant and equipment	(213.6)	(40.3)	—	—	(253.9)
Royalty interests	(7.7)	(0.3)	—	—	(8.0)
Other intangible assets	(0.5)	0.3	—	—	(0.2)
Mining duties	(19.7)	(6.4)	—	—	(26.1)
Marketable securities	(0.9)	—	(0.6)	—	(1.5)
Inventories and Reserves	(10.1)	3.6	—	—	(6.5)
Other	(29.6)	25.4	(0.3)	(0.4)	(4.9)
	$(159.0)	$(37.9)	$(0.9)	$(0.4)	$(198.2)

20.	LONG-TERM DEBT AND CREDIT FACILITY

(a)	Senior Notes

i.	7% Senior Notes ("Notes")

On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.

The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.

Prior to April 15, 2020, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a "make-whole" premium, plus accrued and unpaid interest. On and after April 15, 2020, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) and accrued and unpaid interest on the Notes up to the redemption date. The redemption price for the Notes during the 12-month period beginning on April 15 of each of the following years is: 2020 - 105.25%; 2021 - 103.50%; 2022 - 101.75%; 2023 and thereafter - 100%.

Prior to April 15, 2020, using the cash proceeds from an equity offering, the Company may redeem up to 40% of the original aggregate principal amount of the Notes at a redemption price equal to 107% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, up to the redemption date.

The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the Consolidated balance sheets. The debt component was initially recognized at $400 million, which represents the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative.

Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative represents the prepayment option and is classified as a financial asset at fair value through profit or loss ("FVTPL"). The embedded derivative is recognized at fair value with changes in the fair value recognized in the Company’s Consolidated statements of earnings. The fair value of the embedded derivative as at December 31, 2018 was $0.7 million (note 22(a)), (December 31, 2017 - $6.8 million).

Under the indenture governing the Notes, if the Company makes certain asset sales it may use an amount equal to the net proceeds to repay certain debt obligations and/or reinvest, or commit to reinvest, in the Company’s business, within 365 days after the applicable asset sale. At the end of the 365-day period, if there remains $50 million or more of the net proceeds that the Company has not used in this manner, the Company would be required to use any such excess proceeds to offer to purchase the Notes at par in the manner described in the indenture.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 67

The following are the contractual maturities related to the Notes, including interest payments:

	Payments due by period
	Carrying	Contractual
Notes balance as at	amount[1]	cash flows	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
December 31, 2018	$400.0	$582.0	$28.0	$56.0	$56.0	$442.0
December 31, 2017	$400.0	$610.0	$28.0	$56.0	$56.0	$470.0

[1]

The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $5.0 million as at December 31, 2018 (December 31, 2017 – $5.8 million). The carrying amount of the long-term debt also excludes the embedded derivative.

ii.	6.75% Senior Notes

On September 21, 2012, the Company issued at face value $650 million of Senior Notes with an interest rate of 6.75% per annum. The 6.75% Senior Notes were denominated in U.S. dollars and were to mature on October 1, 2020. Interest was payable in arrears in equal semi-annual installments on April 1 and October 1.

On March 16, 2017, the Company issued a notice to redeem its 6.75% Senior Notes for a total amount of $505.6 million and completed the redemption on April 3, 2017. As a result of the change in the estimated future cash flows, the amortized cost of $485.4 million of the 6.75% Senior Notes was adjusted during 2017 to reflect the actual future cash flows of $505.6 million. The resulting loss of $20.2 million was recognized in 2017 in Interest income, derivatives and other investment gains (losses) in the Consolidated statements of earnings (note 32).

(b)	Credit facility

On December 14, 2017, the Company amended and restated the $250 million credit facility, which was originally entered into on February 1, 2016. The amendments and restatements included, amongst other things, extending the maturity to March 31, 2022, improved pricing, the addition of an option to increase financing under the credit facility by $100 million, the ability to enter into a $100 million bi-lateral letters of credit facility and the elimination of the Minimum Liquidity financial covenant. The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by some of the Company's real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company's subsidiaries. The key terms of the facility include limitations on incremental debt, restrictions on distributions and financial covenants including Net Debt to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), Tangible Net Worth, and Interest Coverage.

On November 15, 2018, the Company amended its $250 million credit facility. These amendments included, amongst other things, increasing the credit facility to $500 million, extending the maturity to January 31, 2023, an option to increase commitments by $100 million, the ability to enter into leases of up to $250 million, the ability to enter into gold prepaid transaction(s) of no more than 225,000 ounces, and charges to the financial covenants including the elimination of the Minimum Tangible Net Worth covenant. The Company was in compliance with its credit facility covenants as at December 31, 2018.

As of December 31, 2018, letters of credit worth $0.4 million were drawn against the credit facility for the guarantee of certain environmental indemnities (December 31, 2017 - $1.3 million) (note 17(a)).

(c)	Uncollateralized surety bonds

As at December 31, 2018, C$182.5 million (December 31, 2018 - $133.7 million; December 31, 2017 C$127.2 million, $101.6 million) of uncollateralized surety bonds were outstanding to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project (note 17(a)). The uncollateralized surety bonds were issued pursuant to arrangements with international insurance companies.

21.	FINANCIAL INSTRUMENTS

	(a)	Risks

The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.

The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:

(i)	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company’s approach to managing this risk is to ensure that there is sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damages.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 68

As at December 31, 2018, in addition to the available credit facility (Note 20(b)), the Company’s cash and cash equivalents and short-term investments balance was $734.1 million (December 31, 2017 - $791.3 million). As at December 31, 2018, the Company had accounts payable of $196.0 million (December 31, 2017 - $196.2 million), other current liabilities of $6.8 million (December 31, 2017 - $2.9 million), and Senior Notes payable of $398.5 million (December 31, 2017 - $391.6 million).

The Company has a treasury policy designed to support management of liquidity risk as follows:

•	Invest in financial instruments in order to preserve capital, maintain required liquidity and realize a competitive rate of return while considering an appropriate and tolerable level of credit risk;
•	Evaluate, review and monitor on a periodic basis, credit ratings and limits for counterparties with whom funds are invested;
•	Monitor cash balances within each operating entity;
•	Perform short to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information; and
•

Determine market risks inherent in the business, including currency, fuel and other non-gold commodities and evaluate, implement and monitor hedging strategies through the use of derivative instruments.

Under the terms of the Company’s derivative agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk associated with these instruments by spreading out the maturity of its derivatives over time.

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables, short-term investments, derivative assets and restricted cash. Where applicable, the measurement of the fair value of derivatives accounts for counterparty credit risk.

The Company holds cash and cash equivalents, short-term investments and restricted cash in credit worthy financial institutions that comply with the Company’s investment policy and its credit risk parameters.

For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.

Credit risk related to gold receivables is considered minimal as gold is sold to creditworthy counterparties and settled promptly, usually within the following month.

Credit risk is also related to receivables from related parties and governments. The receivables from governments primarily relate to value added tax. The Company has rights to these receivables based on application of tax laws and regularly monitors collection of the amounts. Receivables from related parties relate to the Company's investments in its associate and joint ventures and the Company monitors collection in line with the terms of the underlying agreements.

(iii)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises the following types of risks: share and commodity market price risk, currency risk, and interest rate risk.

(b)	Financial assets measured at fair value through other comprehensive income Marketable securities fair value reserve

Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company’s portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company’s performance during the period. Consequently, the Company has designated all of its investments in marketable securities to be measured at fair value through Other comprehensive income ("OCI"). The Company’s portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 69

	Years ended
	December 31,
	2018	2017
Proceeds from sale of marketable securities	$0.9	$14.5
Acquisition date fair value of marketable securities sold	(1.3)	(25.4)
Loss on sale of marketable securities recorded in OCI	$(0.4)	$(10.9)

(c)	Cash flow hedge fair value reserve

(i)	Hedge gain/loss

			(Gain) loss reclassified or
	Gain (loss) recognized in		adjusted from cash flow
	cash flow hedge reserve		hedge reserve

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017
Exchange rate risk
Canadian dollar forward contracts	$(0.6)	$—	$—	$—
Canadian dollar option contracts	(3.6)	6.8	(1.4)	(2.5)
Euro option contracts	(1.2)	6.5	(2.6)	(2.3)
Crude oil option contracts	4.3	3.2	(8.0)	(0.3)
	(1.1)	16.5	(12.0)	(5.1)
Time value of option contracts excluded from hedge relationship	(15.8)	(1.9)	—	—
	$(16.9)	$14.6	$(12.0)	$(5.1)

	Gain reclassified or adjusted from cash
	flow hedge reserve to:
	Year ended	Year ended
	December 31, 2018	December 31, 2017
Consolidated balance sheets
Property, plant and equipment	$(1.1)	$(1.1)
Consolidated statements of earnings
Cost of sales	(10.5)	(3.3)
General and administrative expenses	(0.4)	(0.7)
Total	$(12.0)	$(5.1)

There was no hedge ineffectiveness for the years ended December 31, 2018 and 2017.

(ii)	Currency exchange rate risk

Movements in the Canadian dollar (C$) and the euro (€) against the U.S. dollar ($) have a direct impact on the Company’s consolidated financial statements.

The Company manages its exposure to the Canadian dollar and the euro by executing option and forward contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditure requirements at some of its mine sites and corporate offices.

The Company has designated option and forward contracts as cash flow hedges for its highly probable forecasted Canadian dollar and euro expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 70

As at December 31, 2018, the Company's outstanding derivative contracts which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings and Property, plant and equipment balance are as follows:

	2019	2020	Total
Cash flow hedges
Exchange rate risk
Canadian dollar option contracts (millions of C$)	282	186	468
Rate range ($/C$)[1]	1.25-1.39	1.30-1.36
Euro option contracts (millions of €)	96	—	96
Rate range (€/$)[2]	1.13-1.20	—

[1]

The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options. The strike prices for the call options are C$1.25 and C$1.30. The strike prices for the put options are C$1.39 and C$1.36. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

[2]

The Company executed euro collar options, which consist of euro put and call options. The strike price for the put options is €1.13. The strike price for the call options is €1.20. The Company will incur a loss from the difference between a lower market price and the euro put strike price. The Company will recognize a gain from the difference between a higher market price and the euro call strike price.

The table below sets out the fair value as at December 31, 2018, and what the fair value would have been based on an increase or decrease of 10% in the U.S. dollar exchange rate. The entire change in fair value would be recorded in the Consolidated statements of comprehensive income as Other comprehensive income.

	December 31,	Increase of	Decrease of
	2018	10%	10%
Canadian dollar (C$)	$(5.1)	$(31.7)	$24.5
Euro (€)	$(0.2)	$9.0	$(7.8)

Additional information on hedging instruments and hedged forecast transactions related to currency exchange rate risk as at December 31, 2018 and December 31, 2017 is as follows:

				Fair value changes used for
				calculating hedge
	Carrying amount			ineffectiveness

			Accumulated
			cash flow
			hedge fair
			value reserve	Hedging	Hedged
As at December 31, 2018	Assets	Liabilities	(before tax)	instruments	items
Canadian dollar option contracts	$—	$(4.5)	$(0.5)	$(0.5)	$0.5

Canadian forward contracts	—	(0.6)	(0.6)	(0.6)	0.6

Euro option contracts	—	(0.2)	—	—	—

	$—	$(5.3)	$(1.1)	$(1.1)	$1.1

				Fair value changes used for
				calculating hedge
	Carrying amount			ineffectiveness

			Accumulated
			cash flow
			hedge fair
			value reserve	Hedging	Hedged
As at December 31, 2017	Assets	Liabilities	(before tax)	instruments	items

Canadian option contracts	$5.3	$—	$4.5	$4.5	$(4.5)

Euro option contracts	4.4	—	3.8	3.8	(3.8)

	$9.7	$—	$8.3	$8.3	$(8.3)

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 71

(iii)	Oil and fuel market price risk

Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations. Brent crude oil and West Texas Intermediate ("WTI") crude oil are components of diesel and fuel oil, respectively, such that changes in the price of crude oil directly impacts diesel and fuel oil costs. The Company established a hedging strategy to limit the impact of fluctuations in crude oil prices and to economically hedge future consumption of diesel and fuel oil at the Rosebel and Essakane mines. The Company has designated option contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases.

As at December 31, 2018, the Company’s outstanding crude oil derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings, are as follows:

	2019	2020	2021	2022	2023	Total
Brent crude oil option contracts (barrels)[1]	654	573	588	420	—	2,235
Option contracts with strike prices at ($/barrel)[2]	44-65	50-65	54-65	53-65	—
WTI crude oil option contracts (barrels)[1]	498	489	456	348	348	2,139
Option contracts with strike prices at ($/barrel)[2]	40-60	43-60	46-62	45-62	47-60

[1]	Quantities of barrels are in thousands.
[2]

The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2019 through 2023. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

The table below sets out the fair value as at December 31, 2018, and what the fair value would have been based on an increase or a decrease of 10% of the price. The entire change in fair value would be recorded in the Consolidated statements of comprehensive income as Other comprehensive income.

	December 31,	Increase of	Decrease of
	2018	10%	10%
Brent crude oil option contracts	$(2.5)	$4.3	$(9.6)
WTI crude oil option contracts	$(2.7)	$7.2	$(12.1)

Additional information on hedging instruments and hedged forecast transactions related to oil and fuel market price risk as at December 31, 2018 and December 31, 2017 was as follows:

				Fair value changes used for
				calculating hedge
	Carrying amount			ineffectiveness
			Accumulated
			cash flow
			hedge fair
			value
			reserve	Hedging	Hedged
As at December 31, 2018	Assets	Liabilities	(before tax)	instruments	items

Brent crude oil option contracts	$0.1	$(2.6)	$(1.0)	$(1.0)	$1.0
WTI crude oil option contracts	—	(2.7)	—	—	—
	$0.1	$(5.3)	$(1.0)	$(1.0)	$1.0

				Fair value changes used for
				calculating hedge
	Carrying amount			ineffectiveness
			Accumulated
			cash flow
			hedge fair
			value reserve	Hedging	Hedged
As at December 31, 2017	Assets	Liabilities	(before tax)	instruments	items

Brent crude oil option contracts	$6.1	$—	$2.7	$2.7	$(2.7)
WTI crude oil option contracts	2.7	—	0.1	0.1	(0.1)
	$8.8	$—	$2.8	$2.8	$(2.8)

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 72

(d)	Gain (loss) on non-hedge derivatives and warrants

Gains and losses on non-hedge derivatives, including embedded derivatives and warrants are included in Interest income, derivatives and other investment gains (losses) (note 32) in the Consolidated statement of earnings.

These gains and losses relate to the Company's fair value movements of the embedded derivative related to prepayment options for the Notes (note 22(a)), and warrants associated with investments in marketable securities.

		Years ended
		December 31,
	Notes	2018	2017
Embedded derivative	20 (a)	$(6.1)	$2.6
Warrants		(3.0)	0.5
	32	$(9.1)	$3.1

22.	FAIR VALUE MEASUREMENTS

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.
•	Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.
•	Level 3 inputs are unobservable inputs for the asset or liability.

There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2017.

(a)	Financial assets and liabilities measured at fair value on a recurring basis

The Company’s fair values of financial assets and liabilities were as follows:

		December 31, 2018
	Carrying				Total Fair
	Amount	Level 1	Level 2	Level 3	Value
Assets
Cash and cash equivalents	$615.1	$615.1	$—	$—	$615.1
Short-term investments	119.0	119.0	—	—	119.0
Restricted cash	23.9	23.9	—	—	23.9
Marketable securities and warrants	15.3	6.9	2.4	6.0	15.3
Bond fund investments	1.0	1.0	—	—	1.0
Derivatives
Crude oil contracts	0.1	—	0.1	—	0.1
Embedded derivative	0.7	—	0.7	—	0.7
	$775.1	$765.9	$3.2	$6.0	$775.1
Liabilities
Derivatives
Currency contracts	$(5.3)	$—	$(5.3)	$—	$(5.3)
Crude oil contracts	(5.3)	—	(5.3)	—	(5.3)
Long-term debt - 7% Senior Notes[1]	(400.0)	(381.2)	—	—	(381.2)
	$(410.6)	$(381.2)	$(10.6)	$—	$(391.8)

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 73

		December 31, 2017
	Carrying				Total Fair
	Amount	Level 1	Level 2	Level 3	Value
Assets
Cash and cash equivalents	$664.1	$664.1	$—	$—	$664.1
Restricted cash	24.5	24.5	—	—	24.5
Short-term investments	127.2	127.2	—	—	127.2
Marketable securities and warrants	24.2	18.8	5.4	—	24.2
Bond fund investments	1.9	1.9	—	—	1.9
Derivatives
Currency contracts	9.7	—	9.7	—	9.7
Crude oil contracts	8.8	—	8.8	—	8.8
Embedded derivative	6.8	—	6.8	—	6.8
	$867.2	$836.5	$30.7	$—	$867.2
Liabilities
Long-term debt - 7% Senior Notes[1]	$(400.0)	$(413.9)	$—	$—	$(413.9)

[1]

The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $5.0 million as at December 31, 2018 (December 31, 2017 – $5.8 million). The carrying amount of the long-term debt also excludes the embedded derivative.

(b)	Valuation techniques

Cash, cash equivalents, short-term investments and restricted cash

Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.

Marketable securities and warrants

The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of warrants included in Level 2 is obtained through the use of Black-Scholes pricing model, which uses share price inputs and volatility measurements. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company uses the latest market transaction price for these securities, obtained from the entity, to value these marketable securities.

Marketable securities included in level 3
Balance, December 31, 2017	$—
Shares received	6.0
Change in fair value reported in Other comprehensive income, net of income taxes	—
Balance, December 31, 2018	$6.0

Bond fund investments
The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.

Derivatives
For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.

Embedded derivative
The fair value of the embedded derivative as at December 31, 2018 was $0.7 million and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the prepayment option is therefore classified within Level 2 of the fair value hierarchy.

Senior Notes
The fair value of Senior Notes required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy. The fair value of the Senior Notes as at December 31, 2018 was $381.2 million (December 31, 2017 - $413.9 million).

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 74

Other financial assets and liabilities
The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.

23.	CAPITAL MANAGEMENT

IAMGOLD’s objectives when managing capital are to:

•	Ensure the Company has sufficient financial capacity to support its operations, current mine development plans, and long- term growth strategy;
•	Ensure the Company complies with its long-term debt covenants; and
•	Protect the Company’s value with respect to market and risk fluctuations.

		December 31,	December 31,
	Notes	2018	2017
Cash and cash equivalents	7	$615.1	$664.1
Short-term investments	8	119.0	127.2
		$734.1	$791.3
Capital items:
Credit facility available for use	20 (b)	$499.6	$248.7
Long-term debt[1]	20 (a)	400.0	400.0
Common shares		2,680.1	2,677.8
		$3,579.7	$3,326.5

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $5.0 million as at December 31, 2018 (December 31, 2017 – $5.8 million).

The Company is in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company’s control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold price, the mining industry, economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt, purchase or sell gold bullion or enter into forward gold sale arrangements.

The Senior Notes indenture contains a restriction on the use of proceeds from the sale of certain assets. Refer to note 20(a).

24.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

	Years ended December 31,
Number of common shares (in millions)	2018	2017
Outstanding, beginning of the year	465.9	453.8
Equity issuance	—	7.9
Issuance of flow-through common shares	—	3.4
Issuance of shares for share-based compensation	0.9	0.8
Outstanding, end of the year	466.8	465.9

Flow-through common shares

There was no issuance of flow-through common shares in 2018. In March 2017, the Company issued 3.4 million flow-through common shares at C$5.91 per share for net proceeds of $15.1 million (C$20.0 million), which included a $1.7 million premium reported as a deferred gain on the balance sheet to be recognized in earnings as eligible expenditures are made. A total of $13.4 million was recognized in equity based on the quoted price of the shares on the date of the issue less issuance costs. The flow-through common shares were issued to fund prescribed development expenditures on the Westwood mine. Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed expenditures in accordance with the applicable tax legislation. As at December 31, 2018 and 2017, there was no remaining unspent amount.

As the premiums related to the March 2017 issuance of flow-through common shares were fully amortized in 2017, $nil was recognized as amortization of the premiums related to the issuances of flow-through common shares for the year ended December 31, 2018 (December 31, 2017 - $3.6 million) (note 32).

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 75

Contingently issuable shares

On December 12, 2016, the Company finalized the agreement with the Government of Suriname to acquire the rights to the Saramacca property. Under the terms of the agreement, the rights to the Saramacca property were transferred to Rosebel in exchange for an initial cash payment of $10.0 million which was accounted for as an Exploration and evaluation asset. The purchase consideration also included 3.125 million contingently issuable IAMGOLD common shares to be delivered in three approximately equal tranches in 12 month intervals, from the date the rights to the Saramacca property were transferred to Rosebel. In addition, the agreement provides for a potential upward adjustment to the purchase price based on the contained gold ounces identified at the Saramacca property in indicated and measured resource categories, within a certain Whittle shell, over the first 24 months, to a maximum of $10.0 million. Under the terms of the agreement, the Company can at any time during the course of the agreement provide 60 days' notice to the Government of Suriname and terminate the agreement. In such an event, any contingently issuable IAMGOLD common shares not already issued will no longer be required to be delivered to the Government of Suriname.

On November 27, 2017, the Company issued the first tranche of the 3.125 million contingently issuable IAMGOLD common shares to the Government of Suriname and retained the right to explore the Saramacca property. This equity issuance of 1.042 million IAMGOLD common shares was accounted for as an Exploration and evaluation asset of $5.9 million in the year ended December 31, 2017, based on the fair value of the IAMGOLD common shares on the date of the issuance.

On November 29, 2018, the Company amended the agreement with the Government of Suriname such that the parties may substitute the issuance of the second tranche of shares with a cash payment. On December 11, 2018, a cash payment equivalent to the second tranche of 1.042 million IAMGOLD common shares was made to the Government of Suriname, at a price of $3.11 per share based on the volume weighted average price of the last 20 days, for a total payment of $3.2 million.

25.	NON-CONTROLLING INTERESTS

Financial information of subsidiaries that have material non-controlling interests are provided below:

	December 31, 2018		December 31, 2017
	Essakane	Rosebel	Essakane	Rosebel
Percentage of voting rights held by non- controlling interests	10%	5%	10%	5%
Accumulated non-controlling interest	$30.3	$25.3	$25.5	$25.9
Net earnings attributable to non-controlling interests	$5.8	$0.9	$0.6	$5.7
Dividends paid to non-controlling interests[1]	$1.0	$1.5	$1.0	$1.0

[1]	For the year ended December 31, 2018, dividends paid to other non-controlling interests amounted to $1.2 million (December 31, 2017 – $1.1 million).

Selected summarized information relating to these subsidiaries are provided below, before any intercompany eliminations:

	December 31, 2018		December 31, 2017
	Essakane	Rosebel	Essakane	Rosebel
Current assets	$245.1	$172.8	$220.5	$181.0
Non-current assets	865.8	675.1	848.4	645.4
Current liabilities	(96.7)	(68.4)	(88.1)	(72.4)
Non-current liabilities	(543.5)	(221.7)	(552.6)	(183.6)
Net assets	$470.7	$557.8	$428.2	$570.4
	Year ended		Year ended
	December 31, 2018		December 31, 2017
Revenues	$564.1	$386.0	$547.4	$385.6
Net earnings and other comprehensive income	$52.1	$17.3	$8.2	$113.1

Net cash from operating activities	$181.8	$61.6	$215.5	$124.5
Net cash used in investing activities	(161.4)	(67.9)	(85.7)	(63.1)
Net cash used in financing activities	(45.2)	(36.1)	(127.7)	(25.5)
Net increase (decrease) in cash and cash equivalents	$(24.8)	$(42.4)	$2.1	$35.9

The Company’s ability to access or use the assets of Essakane and Rosebel to settle its liabilities is not significantly restricted by known current contractual or regulatory requirements, or from the protective rights of non-controlling interests. Dividends payable by Rosebel must be approved by the Rosebel Supervisory Board, which includes representation from the non-controlling interest.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 76

26.	EARNINGS PER SHARE

Basic earnings (loss) per share computation

	Years ended December 31,
	2018	2017
Numerator
Net earnings (loss) attributable to equity holders of IAMGOLD	$(28.2)	$501.6
Denominator (in millions)
Weighted average number of common shares (basic)	466.5	463.0

Basic earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.06)	$1.08

Diluted earnings (loss) per share computation

	Years ended December 31,
	2018	2017
Denominator (in millions)
Weighted average number of common shares (basic)	466.5	463.0
Dilutive effect of share options	—	1.2
Dilutive effect of full value award units	—	3.3
Weighted average number of common shares (diluted)	466.5	467.5

Diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.06)	$1.07

Equity instruments excluded from the computation of diluted earnings per share, which could be dilutive in the future, were as follows:

		Years ended December 31,
(in millions)	Notes	2018	2017
Share options	27 (a)	7.1	2.4
Full value awards	27 (b)	5.2	—
Contingently issuable shares	24	1.0	2.1
		13.3	4.5

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 77

27.	SHARE-BASED COMPENSATION

	Years ended December 31,
	2018	2017
Share option award plan	$2.3	$2.0
Full value award plans	6.1	3.9
	$8.4	$5.9

(a)	Share option award plan

The Company has a comprehensive share option plan for its full-time employees, directors and officers. The options vest over four to five years and expire no later than seven years from the grant date.

The reserve for share options has a maximum allotment of 25,505,624 common shares. As of December 31, 2018, the total number of shares in reserve was 11,374,026 of which 7,086,441 were outstanding and 4,287,585 were unallocated.

	Year ended		Year ended
	December 31, 2018		December 31, 2017
		Weighted
		average		Weighted
	Share	exercise	Share	average
	options	price (C$/	options	exercise
	(in millions)	share)[1]	(in millions)	price (C$/share)[1]
Outstanding, beginning of the year	6.7	$6.81	6.0	$7.79
Granted	1.0	6.83	1.6	5.24
Exercised	(0.1)	4.48	(0.2)	4.23
Forfeited and expired	(0.5)	17.08	(0.7)	12.87
Outstanding, end of the year	7.1	$6.15	6.7	$6.81
Exercisable, end of the year	3.7	$7.16	3.3	$9.10

1	Exercise prices are denominated in Canadian dollars. The exchange rate at December 31, 2018 between the U.S. dollar and Canadian dollar was $0.7329/C$.

The following table summarizes information related to share options outstanding at December 31, 2018:

	Number	Weighted Average	Weighted Average Exercise
Range of Prices	Outstanding	Remaining Contractual	Price
C$/share	(millions)	Life (years)	(C$/share)
1.01 - 5.00	2.7	3.2	$3.56
5.01 - 10.00	3.6	4.2	6.41
10.01 - 15.00	0.8	0.3	13.17
	7.1	3.4	$6.15

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted. The estimated fair value of the options is expensed over their expected life.

	Years ended December 31,
	2018	2017
Weighted average risk-free interest rate	2%	1.1%
Weighted average expected volatility[1]	65%	66%
Weighted average dividend yield	0.00%	0.00%
Weighted average expected life of options issued (years)	5.0	5.0
Weighted average grant-date fair value (C$ per share)	$3.77	$2.89
Weighted average share price at grant date (C$ per share)	$6.83	$5.24
Weighted average exercise price (C$ per share)	$6.83	$5.24

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 78

(b)	Full value award plans

(i) Full value award reserve

The Company has a reserve for deferred share units, restricted share units and performance share units for employees and directors with a maximum allotment of 13,756,762 common shares. As of December 31, 2018, the total number of shares in reserve was 10,355,715 of which 5,198,066 were outstanding and 5,157,649 were unallocated.

A summary of the status of the Company’s deferred share units and restricted share units issued to employees and directors under the full value award plan and changes during the year is presented below.

	Years ended December 31,
(in millions)	2018	2017
Outstanding, beginning of the year	4.6	3.7
Granted	2.0	2.2
Issued	(0.8)	(0.6)
Forfeited	(0.6)	(0.7)
Outstanding, end of the year	5.2	4.6

(ii) Summary of awards granted

Deferred share units

Effective January 1, 2017, directors can elect to receive the equity portion of their annual retainer in the form of deferred share units or restricted share units. Deferred share units vest at the end of each year and are released upon a director leaving the Board. The deferred share units are equity settled and have no cash settlement alternatives. As the deferred share units are equity settled, the cost to the Company is based on the grant date fair value.

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the deferred share units granted. The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2018	2017
Weighted average risk-free interest rate	1.7%	0.7%
Weighted average expected volatility[1]	44%	76%
Weighted average dividend yield	0.00%	0.00%
Weighted average expected life of deferred share units issued (years)	1.0	1.0
Weighted average grant-date fair value (C$ per share)	$7.26	$5.19
Weighted average share price at grant date (C$ per share)	$7.26	$5.19

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the units.

Restricted share units

Executive officers, directors and certain employees are granted restricted share units from the full value award reserve on an annual basis.

Employee restricted share unit grants vest over twelve to thirty-six months, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Restricted share units are granted to employees based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The amount of shares granted is determined as part of the employees’ overall compensation.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 79

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the restricted share units granted. The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2018	2017
Weighted average risk-free interest rate	1.9%	0.8%
Weighted average expected volatility[1]	64%	72%
Weighted average dividend yield	0.00%	0.00%
Weighted average expected life of restricted share units issued (years)	3.0	2.9
Weighted average grant-date fair value (C$ per share)	$6.76	$5.24
Weighted average share price at grant date (C$ per share)	$6.76	$5.24

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the restricted share units.

(c)	Share purchase plan

The Company has a share purchase plan for employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee’s salary, towards the purchase of shares on the open market. No shares are issued from treasury under the share purchase plan. The Company’s contribution is expensed and is considered vested at the end of the day on December 31 of each calendar year.

28.	COST OF SALES

	Years ended December 31,
	2018	2017
Operating costs[1]	$662.2	$632.3
Royalties	46.5	44.3
Depreciation expense[2]	265.4	265.4
	$974.1	$942.0

1	Operating costs include mine production, transport and smelter costs, and site administrative expenses.
2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

29.	GENERAL AND ADMINISTRATIVE EXPENSES

		Years ended December 31,
	Notes	2018	2017
Salaries		$23.1	$24.0
Director fees and expenses		0.9	1.0
Professional and consulting fees		5.6	5.8
Other administration costs		4.7	4.4
Share-based compensation		7.4	5.2
Gain on cash flow hedge	21 (c)	(0.4)	(0.7)
Depreciation expense		0.8	0.6
		$42.1	$40.3

30.	OTHER EXPENSES

		Years ended December 31,
	Notes	2018	2017
Changes in asset retirement obligations at closed sites	17 (a)	$7.3	$7.5
Write-down of assets		9.2	2.5
Other		5.0	8.3
		$21.5	$18.3

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 80

31.	FINANCE COSTS

		Years ended December 31,
	Notes	2018	2017
Interest expense		$2.7	$7.1
Credit facility fees		4.9	2.9
Accretion expense	17 (a)	1.2	0.9
		$8.8	$10.9

Total interest paid during the year ended December 31, 2018 was $28.4 million (December 31, 2017 - $32.7 million). Interest paid relates to interest charges on notes, credit facilities and finance leases.

32.	INTEREST INCOME, DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

		Years ended December 31,
	Notes	2018	2017
Interest income		$13.3	$9.4
Gain (loss) on non-hedge derivatives and warrants	21 (d)	(9.1)	3.1
Gain on sale of a 30% interest in the Côté Gold Project	10	—	19.2
Amortization of gains related to flow-through common shares	24	—	3.6
Loss on redemption of 6.75% Senior Notes	20 (a)	—	(20.2)
Write-down of related party loan receivable	37	(10.9)	—
Other gains		0.7	1.6
		$(6.0)	$16.7

33.	EXPENSES BY NATURE

The following employee benefits expenses are included in cost of sales, general and administrative expenses, and exploration expenses.

	Years ended December 31,
	2018	2017
Salaries, short-term incentives, and other benefits	$210.2	$208.7
Share-based compensation	8.0	5.5
Other	3.8	3.3
	$222.0	$217.5

34.	CASH FLOW ITEMS

(a)	Adjustments for other non-cash items within operating activities

		Years ended December 31,
	Notes	2018	2017
Share-based compensation	27	$8.4	$5.9
Effects of exchange rate fluctuation on restricted cash		0.3	(1.6)
Amortization of gains related to flow-through common shares	32	—	(3.6)
Changes in estimates of environmental indemnities at closed sites	30	7.3	7.5
Other		2.7	1.4
		$18.7	$9.6

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 81

(b)	Movements in non-cash working capital items and non-current ore stockpiles

	Years ended December 31,
	2018	2017
Receivables and other current assets	$(11.9)	$(1.8)
Inventories and non-current ore stockpiles	(87.8)	(21.3)
Accounts payable and accrued liabilities	2.4	24.4
	$(97.3)	$1.3

(c)	Other investing activities

		Years ended December 31,
	Notes	2018	2017
Disposal (acquisition) of investments		$(8.0)	$9.0
Advances to related parties	37	(1.2)	(5.9)
Repayments from related parties	37	12.6	1.0
Prepayment for other assets		(2.9)	—
Other		—	0.3
		$0.5	$4.4

(d)	Reconciliation of long-term debt arising from financing activities

	Notes	2018	2017
Balance, beginning of the year		$391.6	$485.1
Net proceeds from issuance of 7% Senior Notes	20 (a)	—	393.6
Non-cash changes:
Amortization of deferred financing charges		0.8	0.9
Change in fair value of embedded derivative	21 (d)	6.1	(2.6)
Loss on redemption of 6.75% Senior Notes	20 (a)	—	20.2
Repayment of 6.75% Senior Notes	20 (a)	—	(505.6)
Balance, end of the year		$398.5	$391.6

35.	REVERSAL OF IMPAIRMENT CHARGES

		Years ended December 31,
	Notes	2018	2017
Suriname CGU[1]
Property, plant and equipment	14	$—	$124.1
Côté Gold Project
Exploration and evaluation assets	15	—	400.0
		$—	$524.1

[1]	The Suriname CGU consists of Rosebel Gold Mines N.V. and Euro Resources S.A.

Property, plant and equipment

On July 26, 2017 (effective June 30, 2017), the Company identified a significant increase in reserves and resources and corresponding extension of the life of mine ("LOM") for the Rosebel mine, which were considered to be an indicator of reversal of a previous impairment charge, as they represented a significant change in the key inputs used to determine the cash generating unit's ("CGU") recoverable amount. As a result, an assessment was performed for the Company’s Suriname CGU, and it was determined that the recoverable amount, representing the CGU’s fair value less cost of disposal ("FVLCD"), exceeded the carrying amount. This resulted in a reversal of the impairment charge recorded in 2013, which was limited to the carrying amount of the Suriname CGU that would have been determined had no impairment charge been recognized in prior years, net of depreciation charges. The pre-tax and after-tax amounts of impairment reversal recorded in the Company’s Consolidated statements of earnings in 2017 were $124.1 million and $79.9 million, respectively.

The significant estimates and assumptions used in determining the FVLCD for the CGU were LOM production profiles, future commodity prices, reserves and resources, discount rate, values of un-modeled mineralization and capital expenditures. The estimates of future cash flows were derived from the most recent LOM of approximately 11 years, which is based on Management’s current best estimates of optimized mine and processing plans, future operating costs and capital expenditures. For the assessment, the Company used an estimated gold price of $1,225 per ounce for the first 5 years starting 2018, decreasing to $1,200 per ounce for 2023 and beyond.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 82

The future cash flows used to calculate the recoverable amount of the CGU were discounted using a real weighted average cost of capital of 6%, which reflects specific market risk factors. Un-modeled mineralization for the CGU was valued at $45 per ounce. Oil price is a component of cash costs of production and was estimated based on the current price, forward prices, forecasts of future prices from third-party sources and the Company’s hedging program.

As at December 31, 2018, the Company's impairment review indicated that the facts and circumstances did not represent an indication of potential impairment or reversal of previously recognized impairment. As a result, there were no impairment charges or reversals of previously recognized impairment recorded in the consolidated financial statements for the year ended December 31, 2018.

Exploration and evaluation assets

On June 5, 2017, upon entering into a definitive Investment Agreement with SMM for the sale of a 30% interest in the Côté Gold Project (note 10), the Company performed an assessment of whether the previous impairment charge on the Project was reversible. The Company determined that the consideration agreed to by SMM indicated the recoverable amount exceeded the carrying amount, which resulted in the reversal of the previously recorded impairment charge of $400 million. The reversal is limited to the carrying amount that would have been determined had no impairment charge been recognized in prior years.

At December 31, 2018, the Company's impairment review indicated that the facts and circumstances did not represent an indication of potential impairment. As a result, there were no impairment charges recorded in the consolidated financial statements for the year ended December 31, 2018.

36.	COMMITMENTS

	December 31,	December 31,
	2018	2017
Purchase obligations	$110.2	$76.4
Capital expenditure obligations	36.6	29.7
Finance lease obligations	9.8	—
Operating leases	16.3	17.5
	$172.9	$123.6

(a)	Commitments – payments due by period

	Payments due by period
As at December 31, 2018	Total	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
Purchase obligations	$110.2	$107.2	$2.0	$0.8	$0.2
Capital expenditure obligations	36.6	31.8	2.3	2.3	0.2
Finance lease obligations	9.8	2.4	4.9	2.5	—
Operating leases	16.3	6.5	8.2	0.6	1.0
	$172.9	$147.9	$17.4	$6.2	$1.4

(b)	Royalties included in cost of sales

Production from certain mining operations is subject to third party royalties (included in the Cost of sales) based on various methods of calculation summarized as follows:

	December 31,	December 31,
	2018	2017
Essakane[1]	$25.0	$22.3
Rosebel[2]	21.5	22.0
	$46.5	$44.3

[1]

Royalty based on a percentage of gold sold applied to the gold market price the day before shipment; the royalty percentage varies according to the gold market price: 3% if the gold market price is lower or equal to $1,000 per ounce, 4% if the gold market price is between $1,000 and $1,300 per ounce, or 5% if the gold market price is above $1,300 per ounce.

[2]

2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average market price determined by the London Gold Fix P.M. In addition, 0.25% of all minerals produced at Rosebel are payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 83

37.	RELATED PARTY TRANSACTIONS

	(a)	Receivables and other current assets from related parties

The Company had the following related party transactions included in Receivables and other current assets and in Other non-current assets in the Consolidated balance sheets:

		Years ended December 31,
	Notes	2018	2017
Sadiola and Yatela (Non-interest bearing)
Balance, beginning of the year		$0.1	$0.2
Advances		0.3	0.9
Repayments		(0.3)	(1.0)
Balance, end of the year	11	$0.1	$0.1
Sadiola Sulphide Project (LIBOR plus 2%)[1]
Balance, beginning of the year		$36.3	$31.3
Advances		0.9	5.0
Repayments		(12.3)	—
Write-down of receivable[2]	32	(10.9)	—
Balance, end of the year	16	$14.0	$36.3

[1]

These advances were part of an extended loan agreement, reached in the fourth quarter of 2016, for the Sadiola Sulphide Project, and are to be repaid on the earlier of December 31, 2020 or, at such time as Sadiola has sufficient free cash flow.

[2]	Write-down of receivable due to a decrease in the fair value of collateral.

During the year ended December 31, 2018, the Company spent $0.9 million (December 31, 2017 - $nil) to fund the Yatela closure plan. This was recognized as a reduction of the provision for Yatela as a result of the Company equity accounting for the investment (note 17).

(b)	Compensation of key management personnel

Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	Years ended December 31,
	2018	2017
Salaries and other benefits[1]	$7.1	$5.4
Share-based payments	4.4	3.6
	$11.5	$9.0

[1]	Salaries and other benefits include amounts paid to directors.

38.	SEGMENTED INFORMATION

The Company’s gold mines are divided into geographic segments as follows:

•	Burkina Faso - Essakane mine;
•	Suriname - Rosebel mine;
•	Canada - Doyon division, including Westwood mine;
•	Incorporated joint ventures (Mali) - Sadiola mine (41%) and Yatela mine, which is in closure (40%).

The Company’s non-gold segments are divided as follows:

•	Exploration and evaluation and development; and
•	Corporate - includes royalty interests located in Canada and investments in associates and incorporated joint ventures.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 84

	December 31, 2018			December 31, 2017
	Total non-			Total non-
	current	Total	Total	current	Total	Total
	assets	assets	liabilities	assets	assets	liabilities
Gold mines
Burkina Faso	$865.3	$1,110.6	$210.6	$849.3	$1,070.7	$204.8
Suriname	674.3	847.1	292.9	643.3	825.4	256.0
Canada	717.2	747.7	207.1	697.0	717.0	205.3
Total gold mines	2,256.8	2,705.4	710.6	2,189.6	2,613.1	666.1
Exploration and evaluation and development	465.6	548.8	11.8	437.8	483.4	9.6
Corporate[1]	151.7	706.8	446.0	178.5	870.4	444.4
Total per consolidated financial statements	$2,874.1	$3,961.0	$1,168.4	$2,805.9	$3,966.9	$1,120.1
Incorporated joint ventures (Mali)[2]	$103.1	$166.0	$123.6	$128.9	$179.9	$149.6

[1]	The carrying amount of the Investment in incorporated joint ventures is included in the corporate segment as non-current assets.
[2]

The breakdown of the financial information for the incorporated joint ventures has been disclosed above as it is reviewed regularly by the Company's CODM to assess the performance of the incorporated joint ventures and to make resource allocation decisions.

Year ended December 31, 2018

	Consolidated statements of earnings information
				General			Earnings
		Cost of	Depreciation	and			(loss) from	Net capital
	Revenues	sales[1]	expense[2]	administrative[3]	Exploration	Other	operations	expenditures[4]
Gold mines
Burkina Faso	$564.1	$338.0	$135.1	$—	$—	$7.0	$84.0	$158.2
Suriname	386.0	260.7	82.7	—	4.6	1.6	36.4	64.7
Canada	160.5	110.0	45.0	—	—	7.4	(1.9)	55.1
Total gold mines excluding incorporated joint ventures	1,110.6	708.7	262.8	—	4.6	16.0	118.5	278.0
Exploration and evaluation and development[5]	—	—	—	—	34.6	0.7	(35.3)	17.8
Corporate[6]	0.4	—	2.6	42.1	—	4.8	(49.1)	5.1
Total per consolidated financial statements	1,111.0	708.7	265.4	42.1	39.2	21.5	34.1	300.9
Incorporated joint ventures (Mali)[7]	76.5	55.0	1.8	—	0.2	3.5	16.0	1.2
	$1,187.5	$763.7	$267.2	$42.1	$39.4	$25.0	$50.1	$302.1

[1]	Excludes depreciation expense.
[2]	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
[3]	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
[4]	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets and finance lease payments.
[5]	Closed site costs on Exploration and evaluation properties included in other expenses.
[6]	Includes earnings from royalty interests.
[7]

Net earnings from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 85

Year ended December 31, 2017

	Consolidated statements of earnings information
				General				Earnings
		Cost of	Depreciation	and		Impairments		(loss)from	Net capital
	Revenues	sales[1]	expense[2]	administrative[3]	Exploration	(reversals)	Other	operations	expenditures[4]
Gold mines
Burkina Faso	$547.4	$340.1	$132.6	$—	$—	$—	$—	$74.7	$82.4
Suriname	385.6	231.0	83.8	—	5.0	(116.0)	2.7	179.1	59.4
Canada	161.5	105.5	45.3	—	—	—	6.2	4.5	61.1
Total gold mines excluding
incorporated joint ventures	1,094.5	676.6	261.7	—	5.0	(116.0)	8.9	258.3	202.9
Exploration and evaluation and development[5]	—	—	0.2	0.2	33.4	(400.0)	0.9	365.3	5.3
Corporate[6]	0.4	—	3.5	40.1	—	(8.1)	8.5	(43.6)	2.3
Total per consolidated financial statements	1,094.9	676.6	265.4	40.3	38.4	(524.1)	18.3	580.0	210.5
Incorporated joint ventures (Mali)[7]	82.1	59.4	1.6	—	1.4	—	—	19.7	10.0
	$1,177.0	$736.0	$267.0	$40.3	$39.8	$(524.1)	$18.3	$599.7	$220.5

[1]	Excludes depreciation expense.
[2]	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
[3]	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
[4]	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets and finance lease payments.
[5]	Closed site costs on Exploration and evaluation properties included in other expenses.
[6]	Includes earnings from royalty interests.
[7]

Net earnings from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.

39.	SUBSEQUENT EVENTS

On January 15, 2019, the Company entered into a forward gold sale arrangement ("Arrangement") with a syndicate of banks whereby the Company will receive a cash prepayment amount of $170 million in exchange for delivering 150,000 ounces of gold in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce. The cost of the Arrangement is 5.38% per annum.

On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by the Company and AngloGold Ashanti Limited, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela (“Yatela”), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine including those relating to rehabilitation, mine closure and the financing of social programs.

IAMGOLD CORPORATION 2018 CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2018 PAGE 86

2018 MINERAL RESERVES AND RESOURCES

Mineral resources ("resources") and mineral reserves ("reserves") have been estimated as at December 31, 2018 pursuant to Canadian securities regulatory requirements, specifically the requirements of National Instrument 43-101 and the definitions of resources and reserves incorporated therein. Consistent with National Instrument 43-101, resources are divided into "inferred," "indicated" and "measured" based on the level of geological confidence in the mineralization, and reserves, into "probable" and "proven" upon at least a pre-feasibility study having been undertaken on the indicated and measured resources. Measured and indicated resources are inclusive of proven and probable reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability and are not guaranteed to have economic viability. Inferred resources are too speculative geologically to have any economic considerations applied to them that would allow a translation into reserves.

Cautionary Notes to U.S. Investors

GOLD MINERAL RESERVES[1]

100% Basis Reserves	PROVEN			PROBABLE		
As at December 31, 2018	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)
Rosebel	29,776	0.6	587	100,583	1.0	3,208
Saramacca	—	—	—	26,549	1.8	1,542
Essakane	—	—	—	148,812	0.9	4,380
Westwood	1,317	7.9	336	3,627	7.5	875
Sadiola	118	1.7	6	63,674	1.9	3,971
Côté Gold	139,253	1.0	4,640	93,747	0.9	2,644
Boto Gold	—	—	—	35,060	1.7	1,926
Total proven reserves				170,464	1.0	5,569
Total probable reserves				472,052	1.2	18,546
Total proven and probable reserves				642,516	1.2	24,116

Attributable Reserves	PROVEN			PROBABLE		
As at December 31, 2018	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)
Rosebel (95%)	28,287	0.6	558	95,554	1.0	3,048
Saramacca (66.5%)	—	—	—	17,655	1.8	1,025
Essakane (90%)	—	—	—	133,931	0.9	3,942
Westwood (100%)	1,317	7.9	336	3,627	7.5	875
Sadiola (41%)	48	1.7	3	26,106	1.9	1,628
Côté Gold (64.75%)	90,166	1.0	3,004	60,701	0.9	1,712
Boto Gold (100%)	—	—	—	31,554	1.7	1,733
Total proven reserves				119,819	1.0	3,901
Total probable reserves				369,128	1.2	13,964
Total proven and probable reserves				488,947	1.1	17,864

IAMGOLD CORPORATION 2018 MINERAL RESERVES AND RESOURCES - DECEMBER 31, 2018 PAGE 87

2018 MINERAL RESERVES AND RESOURCES (CONTINUED)

GOLD MINERAL RESOURCES[2,3]

100% Basis Resources	MEASURED			INDICATED			INFERRED		
As at December 31, 2018	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)
Rosebel	35,645	0.6	711	256,835	0.9	7,683	64,770	0.9	1,793
Saramacca	—	—	—	27,938	2.0	1,763	11,825	0.7	273
Essakane	—	—	—	173,041	1.0	5,287	13,811	1.1	470
Gossey	—	—	—	10,454	0.9	291	2,939	0.9	85
Westwood	1,007	11.9	385	3,169	10.8	1,101	5,494	9.5	1,680
Sadiola	118	1.7	6	117,647	1.8	6,904	17,643	1.7	956
Côté Gold	171,900	1.0	5,310	183,500	0.8	4,660	112,800	0.7	2,430
Boto Gold	—	—	—	48,045	1.6	2,487	2,483	1.8	144
Monster Lake	—	—	—	—	—	—	1,110	12.1	433
Eastern Borosi	—	—	—	—	—	—	4,418	5.7	812
Pitangui	—	—	—	—	—	—	5,365	4.7	819
Diakha-Siribaya	—	—	—	18,031	1.3	744	23,179	1.6	1,176
Total measured resources							208,670	1.0	6,412
Total indicated resources							838,660	1.1	30,920
Total measured and indicated resources[4]							1,047,330	1.1	37,333
Total inferred resources							265,837	1.3	11,071

Attributable Resources	MEASURED			INDICATED			INFERRED		
As at December 31, 2018	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)
Rosebel (95%)	33,863	0.6	675	243,993	0.9	7,299	61,532	0.9	1,703
Saramacca (66.5%)	—	—	—	18,579	2.0	1,172	7,864	0.7	182
Essakane (90%)	—	—	—	155,737	1.0	4,759	12,430	1.1	423
Gossey (90%)	—	—	—	9,409	0.9	262	2,645	0.9	77
Westwood (100%)	1,007	11.9	385	3,169	10.8	1,101	5,494	9.5	1,680
Sadiola (41%)	48	1.7	3	48,235	1.8	2,831	7,234	1.7	392
Côté Gold (64.75%)	111,305	1.0	3,438	118,816	0.8	3,017	73,038	0.7	1,573
Boto Gold (90%)	—	—	—	43,241	1.6	2,238	2,235	1.8	130
Monster Lake (50%)	—	—	—	—	—	—	555	12.1	217
Eastern Borosi (51%)	—	—	—	—	—	—	2,253	5.7	414
Pitangui (100%)	—	—	—	—	—	—	5,365	4.7	819
Diakha-Siribaya (90%)	—	—	—	16,228	1.3	669	20,861	1.6	1,058
Total measured resources							146,223	1.0	4,501
Total indicated resources							657,407	1.1	23,349
Total measured and indicated resources[4]							803,630	1.1	27,850
Total inferred resources							201,505	1.3	8,668

2 Mineral resources have been estimated at December 31, 2018, using a gold price of $1,500 per ounce for Essakane, Rosebel, Côté Gold, Boto Gold, Saramacca, Gossey, Monster Lake, Pitangui, and Diakha-Siribaya, $1,400 per ounce for Sadiola, and $1,200 per ounce using a 6.0 g/t Au cut-off over a minimum width of 2 metres for Westwood.

3 Mineral resources have been estimated at December 31, 2018, using a gold price of$1,500 per ounce gold price, and a $23 per ounce silver price for Eastern Borosi. Underground resources are estimating using a cut-off grade of 2.0g/t gold equivalent with a minimum width of 2.4m and open pit resources are estimated using a cut-off grade of 0.42 g/t gold equivalent over a 3.0m minimum width. Resources are disclosed as gold equivalent ounces calculated using the formula: AuEq (g/t) = Au (g/t) + Ag (g/t) / 101.8

6 Due to rounding, numbers presented may not add up precisely to the totals.

IAMGOLD CORPORATION 2018 MINERAL RESERVES AND RESOURCES - DECEMBER 31, 2018 PAGE 88

SHAREHOLDER INFORMATION		DIRECTORS AND OFFICERS

TRANSFER AGENT AND	INVESTOR INQUIRIES	DIRECTORS	OFFICERS
REGISTRAR	Indi Gopinathan	Donald K. Charter [3]	Stephen J.J. Letwin
Computershare Trust Company of Canada	Investor Relations Lead	Chairman, IAMGOLD Corporation	President and
100 University Avenue 9th	T: 416 360 4743	Toronto, Ontario	Chief Executive Officer
Floor, North Tower
Toronto, Ontario M5J 2Y1	Martin Dumont	Stephen J.J. Letwin	P. Gordon Stothart
T: 416 263 9200	Senior Analyst,	President and Chief Executive Officer	Executive Vice President and
TF: 1 800 564 6253	Investor Relations	Toronto, Ontario	Chief Operating Officer
www.computershare.com	T: 416 933 5783
service@computershare.com		John E. Caldwell[1,3]	Carol T. Banducci
	E: info@iamgold.com	Corporate Director	Executive Vice President and
		Toronto, Ontario	Chief Financial Officer

AUDITORS	WEBSITE	Ronald Gagel[1,2]	Benjamin Little
KPMG LLP		Corporate Director	Senior Vice President,
	www.iamgold.com	Toronto, Ontario	Corporate Affairs, HSS & People

SHARES LISTED		Richard Hall[1,4]	Craig MacDougall
Toronto Stock Exchange:		Corporate Director	Senior Vice President, Exploration

Symbol: IMG		Silverthorne, Colorado, U.S.	Jeffery A. Snow
New York Stock Exchange:		Mahendra Naik[1,2]	Senior Vice President,
Symbol: IAG		Corporate Director	Business Development and
		Markham, Ontario	General Counsel

COMPANY FILINGS		Timothy R. Snider [2,4]	Timothy Bradburn
www.sedar.com		Corporate Director	Vice President,
www.sec.gov		Tucson, Arizona, U.S.	Legal and Corporate Secretary

		Sybil E. Veenman[3,4]	Oumar Toguyeni
SHARES ISSUED		Corporate Director	Regional Vice President,
At December 31, 2018		Toronto, Ontario	West Africa
Total outstanding: 466.8 million
James Collie
		[1] Member of the Audit and Finance	Vice President and
		Committee	Corporate Controller

[2] Member of the Human Resources and
Compensation Committee

[3] Member of the Nominating and Corporate
Governance Committee

[4] Member of the Safety, Environment and
Reserves Committee

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/ Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

IAMGOLD®

CORPORATION

CORPORATE OFFICE

IAMGOLD Corporation

401 Bay Street, Suite 3200
P.O. Box 153
Toronto, Ontario M5H 2Y4
Canada

T: 416 360 4710
TF: 1 888 464 9999
F: 416 360 4750

REGIONAL OFFICE

IAMGOLD Corporation

1111, rue Saint-Charles Ouest
Tour Est, bureau 750
Longueuil, Quebec J4K 5G4
Canada

T: 450 677 0040
TF: 1 866 677 0040
F: 450 677 3382

www.iamgold.com